UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2025

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Telefónica

QUARTERLY INFORMATION

As of June 30, 2025

Telefônica Brasil S.A.

Individual parent company and consolidated
interim financial statements at
June 30, 2025
and report on review

Report on review of individual parent company and

consolidated interim financial statements

To the Board of Directors and Shareholders

Telefônica Brasil S.A.

Introduction

We have reviewed the accompanying interim balance sheet of Telefônica Brasil S.A. ("Company") as at June 30, 2025 and the related statements of income, other comprehensive income, for the three-month and six-month periods then ended, and the statements of changes in equity and cash flows for the six-month period then ended, as well as the accompanying consolidated interim balance sheet of Telefônica Brasil S.A. and its subsidiaries ("Consolidated") as at June 30, 2025 and the related consolidated statements of income other comprehensive income for the three-month and six-month periods then ended, and the consolidated statements of changes in equity and cash flows for the six-month period then ended, and notes, comprising material accounting policies and other explanatory information.

Management is responsible[1]for the preparation and fair presentation of these individual parent company and consolidated interim financial statements in accordance with the accounting standard CPC 21, Interim Financial Reporting, of the Brazilian Accounting Pronouncements Committee (CPC), and International Accounting Standard (IAS) 34 - Interim Financial Reporting, of the International Accounting Standards Board (IASB). Our responsibility is to express a conclusion on these interim financial statements based on our review.

Scope of review

We conducted our review in accordance with Brazilian and International Standards on Reviews of Interim Financial Information (NBC TR 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Brazilian and International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying individual parent company and consolidated interim financial statements referred to above do not present fairly, in all material respects, the financial position of the Telefônica Brasil S.A. and of the Telefônica Brasil S.A. and its subsidiaries as at June 30, 2025, and the individual parent company financial performance for the three-month and six-month periods then ended and its cash flows for the six-month period then ended, as well as the consolidated financial performance for the three-month and six-month periods then ended and the consolidated cash flows for the six-month period then ended, in accordance with CPC 21 and IAS 34.

Other matters

Statements of value added

The interim financial statements referred to above include the individual parent company and consolidated statements of value added for the six-month period ended March 31, 2025. These statements are the responsibility of the Company's management and are presented as supplementary information under IAS 34. These statements have been subjected to review procedures performed together with the review of the interim financial statements for the purpose concluding whether they are reconciled with the interim financial statements and accounting records, as applicable, and if their form and content are in accordance with the criteria defined in the accounting standard CPC 09 - "Statement of Value Added". Based on our review, nothing has come to our attention that causes us to believe that these statements of value added have not been properly prepared, in all material respects, in accordance with the criteria established in this accounting standard, and that they are consistent with the individual parent company and consolidated interim financial statements taken as a whole.

São Paulo, July 24, 2025

PricewaterhouseCoopers

Auditores Independentes Ltda.

CRC 2SP000160/O-5

Ricardo Novaes de Queiroz

Contador CRC 1DF012332/O-2

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
QUARTERLY INFORMATION

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
INDIVIDUAL AND CONSOLIDATED INTERIM BALANCE SHEETS
On June 30, 2025 and December 31, 2024
(In thousands of Reais)

		Company		Consolidated
ASSETS	Note	06.30.2025	12.31.2024	06.30.2025	12.31.2024

Current assets		24,782,720	21,420,246	26,337,387	22,814,327
Cash and cash equivalents	3	9,010,933	6,266,376	9,454,104	6,691,098
Trade accounts receivable	5	8,789,342	8,988,019	9,306,170	9,471,592
Inventories	6	938,714	1,046,582	991,821	1,097,238
Prepaid expenses	7	2,536,480	1,526,404	3,032,751	1,868,954
Income and social contribution taxes recoverable	8.a	516,341	839,827	537,333	852,694
Taxes, charges and contributions recoverable	9	2,328,054	2,223,467	2,390,688	2,306,093
Judicial deposits and garnishments	10	102,057	150,160	103,499	150,993
Dividends and interest on equity	18.a	25,775	1,975	—	—
Derivative financial instruments	31.a	11,823	15,524	12,114	15,524
Other assets	11	523,201	361,912	508,907	360,141

Non-current assets		99,886,207	101,989,145	100,138,295	102,126,346
Long-term assets		6,044,623	6,018,876	6,579,949	6,485,934
Financial investments	4	35,300	42,408	35,674	42,619
Trade accounts receivable	5	177,147	335,066	218,185	370,149
Prepaid expenses	7	2,243,888	2,086,460	2,297,822	2,085,201
Deferred taxes	8.c	—	—	146,903	158,215
Taxes, charges and contributions recoverable	9	618,909	606,345	619,181	606,345
Judicial deposits and garnishments	10	2,698,108	2,653,562	2,901,263	2,852,730
Derivative financial instruments	31.a	6,147	—	8,003	1,840
Other assets	11	265,124	295,035	352,918	368,835
Investments	12.b	1,364,871	1,320,447	594,779	566,384
Property, plant and equipment	13.a	45,212,441	46,796,018	45,226,898	46,812,381
Intangible assets	14.a	47,264,272	47,853,804	47,736,669	48,261,647

TOTAL ASSETS		124,668,927	123,409,391	126,475,682	124,940,673

Explanatory notes are an integral part of the quarterly information

1

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
INDIVIDUAL AND CONSOLIDATED INTERIM BALANCE SHEETS
On June 30, 2025 and December 31, 2024
(In thousands of Reais)

		Company		Consolidated
LIABILITIES AND EQUITY	Note	06.30.2025	12.31.2024	06.30.2025	12.31.2024

Current liabilities		25,798,376	23,429,881	26,804,159	24,257,939
Personnel, social charges and benefits	15	1,121,983	1,147,385	1,224,641	1,238,452
Trade accounts payable	16	9,118,721	8,933,045	9,419,805	9,230,624
Income and social contribution taxes payable	8.b	66,978	1,142	76,752	9,898
Taxes, charges and contributions payable	17	1,490,456	1,520,447	1,524,396	1,585,936
Dividends and interest on equity	18.b	1,495,216	2,235,116	1,497,191	2,237,090
Provision and contingencies	19.a	1,551,648	1,756,470	1,560,803	1,770,997
Financing, debentures and leases	20.a	6,702,644	6,409,328	6,793,264	6,447,958
Deferred income	21	798,896	724,157	1,244,424	1,019,134
Derivative financial instruments	31.a	16,317	866	16,591	866
Return of capital to to shareholders	23.a	2,014,599	38,721	2,014,599	38,721
Other liabilities	22	1,420,918	663,204	1,431,693	678,263

Non-current liabilities		30,793,814	30,249,928	31,532,104	30,883,239
Personnel, social charges and benefits	15	50,034	63,211	62,566	75,461
Income and social contribution taxes payable	8.b	220,563	215,355	220,563	215,355
Taxes, charges and contributions payable	17	6,183,451	5,063,774	6,250,960	5,128,584
Deferred taxes	8.c	4,091,381	4,003,263	4,099,096	4,015,677
Provision and contingencies	19.a	5,285,244	5,148,906	5,520,246	5,368,788
Financing, debentures and leases	20.a	13,201,228	13,984,060	13,522,426	14,298,572
Deferred income	21	99,242	125,082	181,304	126,912
Derivative financial instruments	31.a	6,470	10,403	10,627	10,403
Other liabilities	22	1,656,201	1,635,874	1,664,316	1,643,487

TOTAL LIABILITIES		56,592,190	53,679,809	58,336,263	55,141,178

Equity		68,076,737	69,729,582	68,076,737	69,729,582
Capital	23.a	60,071,416	62,071,416	60,071,416	62,071,416
Capital reserves	23.c	58,854	63,095	58,854	63,095
Income reserves	23.d	6,812,524	7,523,216	6,812,524	7,523,216
Retained earnings		1,064,461	—	1,064,461	—
Equity valuation adjustment	23.f	69,482	71,855	69,482	71,855

Non-controlling shareholders	23.g	—	—	62,682	69,913

TOTAL EQUITY		68,076,737	69,729,582	68,139,419	69,799,495

TOTAL LIABILITIES AND EQUITY		124,668,927	123,409,391	126,475,682	124,940,673

Explanatory notes are an integral part of the quarterly information

2

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
INDIVIDUAL AND CONSOLIDATED STATEMENTS OF INCOME
Three and Six-month period ended June 30, 2025 and 2024
(In thousands of Reais, unless otherwise stated)

		Company				Consolidated
		Three-month period ended		Six-month period ended		Three-month period ended		Six-month period ended
	Note	06.30.2025	06.30.2024	06.30.2025	06.30.2024	06.30.2025	06.30.2024	06.30.2025	06.30.2024

Net operating revenue	24	13,975,128	13,202,524	27,735,054	26,259,319	14,645,092	13,678,936	29,035,365	27,224,571

Cost of sales and services	25	(7,504,328)	(7,252,092)	(15,073,514)	(14,385,898)	(8,026,377)	(7,608,019)	(16,062,259)	(15,126,511)

Gross profit		6,470,800	5,950,432	12,661,540	11,873,421	6,618,715	6,070,917	12,973,106	12,098,060

Operating income (expenses)		(4,238,155)	(3,919,672)	(8,459,966)	(7,944,387)	(4,374,160)	(4,029,709)	(8,743,583)	(8,146,364)
Selling expenses	25	(3,234,445)	(3,067,015)	(6,548,320)	(6,255,357)	(3,306,296)	(3,124,204)	(6,684,966)	(6,361,073)
General and administrative expenses	25	(900,712)	(749,668)	(1,718,381)	(1,478,134)	(951,672)	(776,827)	(1,823,042)	(1,527,164)
Other operating income (expense), net	26	(115,865)	(128,009)	(233,759)	(245,612)	(116,737)	(128,975)	(232,416)	(258,306)
Share of results in investees – equity method	12	12,867	25,020	40,494	34,716	545	297	(3,159)	179

Operating income		2,232,645	2,030,760	4,201,574	3,929,034	2,244,555	2,041,208	4,229,523	3,951,696

Financial income (expense), net	27	(689,802)	(363,268)	(1,253,305)	(1,054,132)	(689,105)	(351,530)	(1,258,303)	(1,038,287)

Profit before taxes		1,542,843	1,667,492	2,948,269	2,874,902	1,555,450	1,689,678	2,971,220	2,913,409

Income and social contribution taxes	8.d	(198,389)	(445,662)	(545,603)	(757,441)	(216,645)	(458,169)	(576,145)	(785,791)

Net income for the period		1,344,454	1,221,830	2,402,666	2,117,461	1,338,805	1,231,509	2,395,075	2,127,618

Attributable to:
Controlling shareholders	23.h	1,344,454	1,221,830	2,402,666	2,117,461	1,344,454	1,221,830	2,402,666	2,117,461
Non-controlling shareholders	23.h	—	—	—	—	(5,649)	9,679	(7,591)	10,157

Basic and diluted earnings per common share (in R$)	23.i	0.41528	0.37009	0.74130	0.64101

Explanatory notes are an integral part of the quarterly information

3

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
INDIVIDUAL AND CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
Six-month period ended June 30, 2025 and 2024
(In thousands of Reais, unless otherwise stated)

		Capital reserves			Income reserves
	Capital	Special goodwill reserve	Treasury shares	Other capital reserves	Legal reserve	Treasury shares	Tax incentive reserve	Reserve for remuneration of shareholders and investments	Retained earnings	Equity valuation adjustment	Parent Company equity	Non-controlling shareholders	Consolidated equity

Balance on December 31, 2023	63,571,416	63,074	(194)	215	3,841,022	—	313,581	1,730,972	—	46,709	69,566,795	60,525	69,627,320
Reduction of Share Capital - 01/24/24	(1,500,000)	—	—	—	—	—	—		—	—	(1,500,000)	—	(1,500,000)
Appropriation to tax incentive reserve	—	—	—	—	—	—	71,989	—	(71,989)	—	—	—	—
Repurchase of common shares for treasury	—	—	—	—	—	(257,033)	—	—	—	—	(257,033)	—	(257,033)
Non-controlling shareholders in Vivo Ventures – adjustment	—	—	—	—	—	—	—	—	—	—	—	602	602
Other comprehensive income	—	—	—	—	—	—	—	—	—	13,988	13,988	—	13,988
Net income for the period	—	—	—	—	—	—	—	—	2,117,461	—	2,117,461	10,157	2,127,618
Interim interest on equity distribution	—	—	—	—	—	—	—	—	(855,000)	—	(855,000)	—	(855,000)
Balance on June 30, 2024	62,071,416	63,074	(194)	215	3,841,022	(257,033)	385,570	1,730,972	1,190,472	60,697	69,086,211	71,284	69,157,495
Unclaimed dividends and interest on equity	—	—	—	—	—	—	—	—	126,977	—	126,977	—	126,977
Appropriation to tax incentive reserve	—	—	—	—	—	—	41,363	—	(41,363)	—	—	—	—
Repurchase of common shares for treasury	—	—	—	—	—	(1,042,550)	—	—	—	—	(1,042,550)	—	(1,042,550)
Non-controlling shareholders in Vivo Ventures – adjustment	—	—	—	—	—	—	—	—	—	—	—	1,388	1,388
Other comprehensive income	—	—	—	—	—	—	—	—	367,299	11,158	378,457	(11)	378,446
Net income for the period	—	—	—	—	—	—	—	—	3,430,487	—	3,430,487	(773)	3,429,714
Allocation of income:
Legal reserve	—	—	—	—	277,397	—	—	—	(277,397)	—	—	—	—
Interim interest on equity distribution (Company) and mandatory minimum dividends (subsidiary)	—	—	—	—	—	—	—	—	(2,250,000)	—	(2,250,000)	(1,975)	(2,251,975)
Cancellation of common shares	—	—	—	—	—	1,099,584	—	—	(1,099,584)	—	—	—	—
Reserve for remuneration of shareholders and investments	—	—	—	—	—	—	—	1,446,891	(1,446,891)	—	—	—	—
Balance on December 31, 2024	62,071,416	63,074	(194)	215	4,118,419	(199,999)	426,933	3,177,863	—	71,855	69,729,582	69,913	69,799,495
Reduction of Share Capital - 12/18/24	(2,000,000)	—	—	—	—	—	—	—	—	—	(2,000,000)	—	(2,000,000)
Appropriation to tax incentive reserve	—	—	—	—	—	—	18,205	—	(18,205)	—	—	—	—
Repurchase of common shares for treasury	—	—	—	—	—	(728,897)	—	—	—	—	(728,897)	—	(728,897)
Surplus Distribution – PBS-A Plan	—	—	—	(4,241)	—	—	—	—	—	—	(4,241)	—	(4,241)
Non-controlling shareholders in Vivo Ventures – adjustment	—	—	—	—	—	—	—	—	—	—	—	360	360
Other comprehensive income	—	—	—	—	—	—	—	—	—	(2,373)	(2,373)	—	(2,373)
Net income for the period	—	—	—	—	—	—	—	—	2,402,666	—	2,402,666	(7,591)	2,395,075
Interim interest on equity distribution	—	—	—	—	—	—	—	—	(1,320,000)	—	(1,320,000)	—	(1,320,000)
Balance on June 30, 2025	60,071,416	63,074	(194)	(4,026)	4,118,419	(928,896)	445,138	3,177,863	1,064,461	69,482	68,076,737	62,682	68,139,419

Explanatory notes are an integral part of the quarterly information

4

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
INDIVIDUAL AND CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
Three and Six-month period ended June 30, 2025 and 2024
(In thousands of Reais)

	Company				Consolidated
	Three-month period ended		Six-month period ended		Three-month period ended		Six-month period ended
	06.30.2025	06.30.2024	06.30.2025	06.30.2024	06.30.2025	06.30.2024	06.30.2025	06.30.2024
Net income for the period	1,344,454	1,221,830	2,402,666	2,117,461	1,338,805	1,231,509	2,395,075	2,127,618

Other net comprehensive income that may be reclassified to income in subsequent years	2,912	11,747	(2,374)	13,993	2,912	11,747	(2,374)	13,993
Gains (losses) on derivative financial instruments	(1,998)	(922)	(2,321)	898	(1,998)	(922)	(2,321)	898
Taxes	679	314	789	(305)	679	314	789	(305)

Cumulative Translation Adjustments (CTA) on transactions in foreign currency	4,231	12,355	(842)	13,400	4,231	12,355	(842)	13,400

Other net comprehensive income that cannot be reclassified to income in subsequent years	5	(9)	1	(5)	5	(9)	1	(5)
Unrealized gains (losses) on financial assets at fair value through other comprehensive income	7	(13)	1	(7)	7	(13)	1	(7)
Taxes	(2)	4	—	2	(2)	4	—	2

Other comprehensive income	2,917	11,738	(2,373)	13,988	2,917	11,738	(2,373)	13,988

Comprehensive income for the period – net of taxes	1,347,371	1,233,568	2,400,293	2,131,449	1,341,722	1,243,247	2,392,702	2,141,606

Attributable to:
Controlling shareholders	1,347,371	1,233,568	2,400,293	2,131,449	1,347,371	1,233,568	2,400,293	2,131,449
Non-controlling shareholders	—	—	—	—	(5,649)	9,679	(7,591)	10,157

Explanatory notes are an integral part of the quarterly information

5

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
INDIVIDUAL AND CONSOLIDATED STATEMENTS OF ADDED VALUE
Six-month period ended June 30, 2025 and 2024
(In thousands of Reais)

	Company		Consolidated
	06.30.2025	06.30.2024	06.30.2025	06.30.2024
Revenue	33,373,554	31,627,317	34,761,649	32,629,810
Sale of goods and services	33,249,690	31,651,347	34,724,774	32,736,902
Other revenues	823,849	677,072	824,019	675,595
Allowance for expected losses from accounts receivable	(699,985)	(701,102)	(787,144)	(782,687)
Inputs acquired from third parties	(12,094,796)	(11,607,482)	(13,063,729)	(12,297,122)
Cost of goods and products sold and services rendered	(8,031,984)	(7,910,820)	(8,994,166)	(8,623,883)
Materials, electric energy, third-party services and other expenses	(4,035,880)	(3,766,696)	(4,049,539)	(3,742,565)
Loss/recovery of assets	(26,932)	70,034	(20,024)	69,326
Gross value added	21,278,758	20,019,835	21,697,920	20,332,688

Withholdings	(7,385,891)	(6,769,076)	(7,403,936)	(6,780,238)
Depreciation and amortization	(7,385,891)	(6,769,076)	(7,403,936)	(6,780,238)

Net value added produced	13,892,867	13,250,759	14,293,984	13,552,450

Value added received in transfer	948,720	671,405	961,259	672,819
Share of results in investees – equity method	40,494	34,716	(3,159)	179
Financial income	908,226	636,689	964,418	672,640

Total undistributed value added	14,841,587	13,922,164	15,255,243	14,225,269

Distribution of value added	14,841,587	13,922,164	15,255,243	14,225,269

Personnel, social charges and benefits	3,225,133	3,030,255	3,447,819	3,201,298
Direct compensation	2,113,153	1,992,472	2,261,325	2,105,435
Benefits	964,893	903,634	1,026,518	951,469
Government Severance Indemnity Fund for Employees (FGTS)	147,087	134,149	159,976	144,394
Taxes, charges and contributions	6,434,769	6,383,585	6,575,393	6,489,354
Federal	2,606,640	2,812,993	2,719,691	2,900,846
State	3,689,526	3,461,116	3,688,280	3,461,261
Local	138,603	109,476	167,422	127,247
Debt remuneration	2,779,019	2,390,863	2,836,956	2,406,999
Interest	2,125,251	1,665,237	2,183,582	1,682,843
Rental	653,768	725,626	653,374	724,156
Equity remuneration	2,402,666	2,117,461	2,395,075	2,127,618
Interest on equity distribution	1,320,000	855,000	1,320,000	855,000
Retained profit	1,082,666	1,262,461	1,082,666	1,262,461
Non-controlling shareholders	—	—	(7,591)	10,157

Explanatory notes are an integral part of the quarterly information

6

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
INDIVIDUAL AND CONSOLIDATED STATEMENTS OF CASH FLOWS
Six-month period ended June 30, 2025 and 2024
(In thousands of Reais)

	Company		Consolidated
	06.30.2025	06.30.2024	06.30.2025	06.30.2024
Cash flows from operating activities
Income before taxes	2,948,269	2,874,902	2,971,220	2,913,409
Adjustment for:
Depreciation and amortization	7,385,891	6,769,076	7,403,936	6,780,238
Foreign exchange accrued on loans and derivative financial instruments	61,098	(24,405)	71,188	(25,183)
Interest and indexation accruals on assets and liabilities	253,013	79,790	252,962	77,468
Share of results in investees – equity method	(40,494)	(34,716)	3,159	(179)
Gains on disposal of assets	(76,266)	(89,656)	(76,120)	(88,852)
Impairment losses – trade accounts receivable	699,985	701,102	787,144	782,687
Change in liability provision	221,823	307,880	193,006	314,836
Write-off and reversal of allowance for inventory impairment	46,392	29,534	46,451	29,489
Pension plans and other post-retirement benefits	37,080	37,170	37,558	38,061
Provision for lawsuits	393,779	328,256	394,934	330,860
Interest expenses (loans, financing and leases)	1,159,867	1,055,427	1,178,789	1,062,099
Other	(45,735)	7,856	(52,351)	2,112
Changes in assets and liabilities
Trade accounts receivable	(359,093)	(515,116)	(472,949)	(655,428)
Inventories	61,475	(234,406)	65,632	(232,347)
Taxes recoverable	(280,727)	(143,323)	(268,702)	(165,234)
Prepaid expenses	(740,239)	(948,925)	(951,668)	(1,055,093)
Other assets	(115,160)	(35,136)	(106,514)	(57,812)
Personnel, social charges and benefits	(38,579)	(30,601)	(27,186)	(26,583)
Trade accounts payable	318,704	1,312,156	350,256	1,385,702
Taxes, charges and contributions	875,000	511,250	842,797	525,707
Provisions for legal claims, refunds to customers and provision for fines for cancellation of lease contracts	(459,024)	(397,074)	(462,689)	(399,929)
Other liabilities	(78,215)	267,852	147,748	425,926
	9,280,575	8,953,991	9,357,381	9,048,545
Cash generated from operations	12,228,844	11,828,893	12,328,601	11,961,954

Interest paid on loans, financing, debentures and leases	(1,004,407)	(961,075)	(1,016,356)	(968,220)
Income and social contribution taxes paid	(326,108)	(329,248)	(348,874)	(347,470)

Net cash generated by operating activities	10,898,329	10,538,570	10,963,371	10,646,264

Cash flows from investing activities
Additions to PP&E, intangible assets and others	(4,657,589)	(4,212,554)	(4,664,649)	(4,221,645)
Proceeds from sale of PP&E	126,682	159,862	127,323	159,862
Payment for acquisition of investments and capital subscribed in subsidiary	(28,571)	(54,817)	(47,244)	(35,154)
Receipts net of judicial deposits	43,266	35,603	44,295	35,254
Net redemptions of financial investments	7,108	—	6,944	—
Cash and cash equivalents received upon the acquisition of companies	—	—	685	—
Receipt of dividends and interest on equity	—	2,452	—	—
Net cash used in investing activities	(4,509,104)	(4,069,454)	(4,532,646)	(4,061,683)

Cash flows from financing activities
New borrowings	—	—	20,000	38,000
Payments of loans, financing, debentures and leases	(1,868,886)	(1,546,551)	(1,906,432)	(1,570,643)
Receipts – derivative financial instruments	20,349	24,663	23,005	24,695
Payments – derivative financial instruments	(74,698)	(12,152)	(83,219)	(12,157)
Receipts from reverse stock split and stock split operations	949,354	—	949,354	—
Payments for reverse stock split and stock split operations	(123,691)	—	(123,691)	—
Payment for acquisitions of shares for treasury	(678,015)	(257,033)	(678,015)	(257,033)
Dividend and interest on equity paid	(1,869,081)	(1,818,903)	(1,869,081)	(1,821,356)
Capital subscriptions made by non-controlling shareholders in subsidiaries	—	—	360	10,602
Net cash used in financing activities	(3,644,668)	(3,609,976)	(3,667,719)	(3,587,892)

Increase in cash and cash equivalents	2,744,557	2,859,140	2,763,006	2,996,689
Cash and cash equivalents at beginning of the period	6,266,376	4,031,235	6,691,098	4,358,276
Cash and cash equivalents at end of the period	9,010,933	6,890,375	9,454,104	7,354,965

Explanatory notes are an integral part of the quarterly information

7

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
INDIVIDUAL AND CONSOLIDATED INTERIM BALANCE SHEETS
On June 30, 2025 and December 31, 2024
(In thousands of Reais)

1. OPERATIONS

1.a. Background information

Telefônica Brasil S.A. (the “Company“ or “Telefônica Brasil“) is a publicly-held corporation whose main corporate purpose is the provision of telecommunications services; the development of activities necessary or complementary to the execution of such services in accordance with the concessions, authorizations and permissions granted; rendering value-added services; offering integrated solutions, management and provision of services related to: (i) data centers, including hosting and co-location; (ii) storage, processing and management of data, information, texts, images, videos, applications and information systems and similar; (iii) information technology; (iv) information and communication security; and (v) electronic security systems; licensing and sublicensing of software of any nature, among other activities.

The Company's principal offices are located at 1376, Engenheiro Luis Carlos Berrini Avenue, in the city and State of São Paulo, Brazil. It is a member of the Telefónica Group (“Group“), based in Spain which operates in several countries in Europe and Latin America.

Telefónica S.A. (“Telefónica“), the Group holding company, held a total direct and indirect interest in the Company of 76.30% on June 30, 2025 and December 31, 2024 (Note 23.a).

The Company is registered with the Brazilian Securities Commission (“CVM“) and its shares are traded on the B3 S.A. – Brasil, Bolsa e Balcão ("B3"). It is also registered with the U.S. Securities and Exchange Commission (“SEC“) and its American Depositary Shares (“ADSs“), backed by its common shares, are traded on the New York Stock Exchange (“NYSE“).

1.b. Operations

The Company renders the following services: (i) Fixed Switched Telephony Service (“STFC“); (ii) Multimedia Communication Service (“SCM“, data communication, including broadband internet); (iii) Personal Mobile Service (“SMP“); and (iv) Conditioned Access Service (“SEAC“ – Pay TV); (v) Private Limited Service (“SLP“) and (vi) Global Mobile Satellite Service (“SMGS”), throughout Brazil, through authorizations, in addition to other activities.

Service authorizations are granted by Brazil's Telecommunications Regulatory Agency (“ANATEL“), the agency responsible for the regulation of the Brazilian telecommunications sector under the terms of Law No. 9472 of July 16, 1997 – General Telecommunications Law (“Lei Geral das Telecomunicações“ – LGT).

Personal Mobile Service - SMP

Before Law no. 13.879 / 2019 came into effect, authorizations for the use of radio frequencies were commonly granted for 15 years and could be extended only once, for the same term. Following the normative changes to the Law, successive extensions of authorization grants were allowed, though the current terms were only clarified by Decree no. 10.402/2020 which detailed the requirements related to the new successive extension regime; the current authorizations are also covered by the new regime.

The Decree defined ANATEL's parameters for evaluating the scope of extension requests, such as ensuring the efficient use of radio frequencies, competitive aspects, meeting the public interest and fulfilling obligations already assumed with ANATEL.

According to the interpretation of the Federal Audit Court (“TCU”), requests for extension are assessed through a new spectrum bidding process; ANATEL can only approve the extension request if the provider proves compliance with the conditions set forth in the Decree.

8

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
INDIVIDUAL AND CONSOLIDATED INTERIM BALANCE SHEETS
On June 30, 2025 and December 31, 2024
(In thousands of Reais)

For radio frequency usage authorizations acquired prior to the 5G auction held in 2021, every two years, after the first extension, the Company must pay a fee equivalent to 2% of the revenue earned through the provision of the SMP in the year prior to the payment, net of applicable taxes and social contributions (Note 22), and, for certain terms, in the 15th year the Company must pay the equivalent of 1% of its revenue in the previous year. The calculation will consider the net revenue resulting from the application of the Basic and Alternative Service Plans. For authorizations issued for the 700MHz, 2100MHz, 2500MHz sub-bands and part of the 900/1800MHz, the calculation of the fee also applies to the remuneration for network use (interconnection).

In July 2018, ANATEL published Resolution No. 695 with a new regulation on public spectrum pricing. This Resolution established new criteria for the costs of extending licenses. The formula takes into account factors such as the authorization term, revenue earned in the region, and the amount of spectrum used by the provider. In addition, part of the payment may be converted into investment commitments. However, the calculation methodology contained in the aforementioned Resolution for specific cases of authorization extensions depends on ANATEL's assessment. ANATEL has recently adopted different calculation methods for valuing authorization extensions. ANATEL submitted for public consultation, in November 2023, the revision of the Spectrum Usage Regulation (“RUE”), approved by Resolution No. 671, of November 3, 2016. The draft submitted by ANATEL revokes Resolution No. 695/2018 and directly consolidates in the RUE the rules associated with the valuation of authorizations for the use of the radio frequency spectrum, introducing the discounted cash flow method at net present value (“VPL”).

The information regarding the authorizations of each sub-band held by the Company for use in the SMP is the same as in Note 1.b) Operations, disclosed in the financial statements for the year ended December 31, 2024, except for the extension of the 2,100 MHz authorizations, described below.

Extension of 2,100 MHz Authorizations

In April 2023, ANATEL agreed to extend the Company's current authorizations for the use of 2,100 MHz radio frequencies until April 2038 and submitted its decision to the TCU for review.

Since these were the first requests for extensions provided for in the contracts and bidding processes that originally granted these authorizations, the TCU's technical division did not identify evidence of irrational or inappropriate use of these bands by the Company that would justify denying the extensions. However, they highlighted the need to adapt Article 31 of Resolution No. 757/2022 to align with the proposed maximum validity periods.

On February 3, 2025, Resolution No. 757/2022 was revoked by Resolution No. 773/2025, which approved the new Regulation for Conditions of Use of Radio Frequencies.

On February 5, 2025, the TCU approved the extension of the 2,100 MHz authorizations, as originally proposed by ANATEL. This approval was formalized through Ruling No. 224/2025 – TCU – Plenary.

Switched Fixed Telephone Service (STFC)

The STFC concession model, adopted in 1998 upon signing of contracts for the privatization of the telecommunications sector, created a new business model for telecommunications services in Brazil. Over 20 years ago concessionaires were enabled by the expansion and universalization of fixed-line telephone service, which, before privatization, was expensive, elitist and left consumers waiting in long queues, lasting months or years.

On October 4, 2019, Law 13,879/2019 (resulting from PLC 79/2016) was published, introducing changes to the telecommunications regulatory framework, by allowing fixed-line telephone concessionaires to migrate from a concession regime to an authorization regime subject to lower regulatory burdens, including those associated with the continuity and universalization of STFC in the concession area, as well as possible restrictions on the assets associated with its provision.

9

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
INDIVIDUAL AND CONSOLIDATED INTERIM BALANCE SHEETS
On June 30, 2025 and December 31, 2024
(In thousands of Reais)

On November 27, 2024, the proposal for the Terms and Conditions of the Self-Composition Agreement for Adaptation of the STFC Concession Contracts (“Agreement”) to an authorization instrument was approved by the TCU Plenary, and the Agreement was signed on December 16, 2024. The Terms include, among others: (i) investments by the Company, in the manner, conditions and terms established in this Agreement, in exchange for the adaptation; (ii) maintenance of the STFC service in locations lacking adequate competition within the service area of the STFC Concession contracts that will be terminated, until December 31, 2028; (iii) termination of administrative and judicial proceedings directly related to the STFC concession (Note 19); and (iv) withdrawal by the Company of the arbitration proceeding on the Concession.

The execution of the projects related to items (i) and (ii) totals a NPV of R$4.5 billion. The investments will be made in the manner established in the Agreement.

On April 11, 2025, the Company signed the Single Authorization Term with ANATEL. With the signing of the Single Authorization Term, the final stage for the effective adaptation of the STFC Concession regime was completed, transferring the Company to the private STFC Authorization regime.

Risks Relating to the Brazilian Telecommunications Industry and the Company

The Company's business is subject to extensive regulation, including regulatory changes that may occur during the terms of the agreements and the Company's authorizations to provide telecommunication services in Brazil. ANATEL, oversees, among other matters: industry policies and regulations; licensing (including licensing of spectrum and bidding processes); fees and tariffs; competition, incentives and competitive aspects (including the Company's ability to grow by acquiring other telecommunications businesses); service, technical and quality standards; consumer rights; penalties and other sanctions related to interconnection and agreements.

The Brazilian telecommunications regulatory framework is continuously evolving. The interpretation and enforcement of regulations, the assessment of compliance with regulations and the flexibility of regulatory authorities can be subjective. The Company operates under authorizations from the Brazilian government. However, because of the changing nature of the Brazilian regulatory framework, the Company cannot guarantee that ANATEL will not adversely modify the terms of the Company's authorizations and/or licenses. Accordingly, the Company's operating authorizations and licenses, must meet specific requirements and maintain minimum quality, coverage and service standards. Failure to comply with these requirements may result in the imposition of fines, penalties and/or other regulatory responses, including the termination of the Company's operating authorizations. Any partial or total termination of any of the Company's operating authorizations or licenses or the Company's would have a material adverse effect on the Company's business, financial condition, revenues, results of operations and prospects.

In recent years, ANATEL has been reviewing and introducing regulatory changes, especially with regard to asymmetric competition measures and interconnection fees charged between local telecommunications service providers. Asymmetric competition measures may include regulations aimed at rebalancing markets where one or more participants hold significantly different market power over other competitors.

Under ANATEL's regulatory agenda for 2023-2024, the revision of the General Competition Targets Plan (“PGMC”), approved by the Resolution no. 600, of November 8, 2012 and updated by Resolution no. 694, of July 17, 2018, which concentrates, in a single normative instrument, a set of specific measures aims at promoting competition and establishes the milestones for future reassessments of the performance of sectoral competition. This review, which takes place every four years and began with the publication of public consultation no. 64, of November 6, 2023, is focused on reassessment of significant markets in the sector, asymmetric regulatory measures and holders of Significant Market (“PMS”), previously established under the regulation itself.

10

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
INDIVIDUAL AND CONSOLIDATED INTERIM BALANCE SHEETS
On June 30, 2025 and December 31, 2024
(In thousands of Reais)

The expectation, as indicated by ANATEL for 2025-2026 (discussed in Public Consultation No. 46, dated September 11, 2024, and approved by ANATEL Internal Resolution No. 399/2024, dated December 30, 2024), is that the new PGMC will be published in the second half of 2025. In November 2023, ANATEL submitted for public consultation the revision of the Spectrum Use Regulation (“RUE”), approved by Resolution No. 671, dated November 3, 2016. The new wording proposed by ANATEL includes, among other changes, new rules for granting authorizations for the use of spectrum on a secondary basis, in addition to changes in the procedures for evaluating the efficient use of spectrum by ANATEL. The expectation, signaled at ANATEL for 2025-2026, is that the new RUE will also be published in the second half of 2025.

Complementing the PGMC review, UPI's recent acquisition of the mobile assets of Oi Móvel S.A. by the leading operators in the Brazilian SMP market (Vivo, Claro and TIM), raised competition concerns by ANATEL and CADE, which imposed regulatory remedies in order to promote competitive conditions in the markets, among which: (i) Reference Offer in the Relevant National Roaming Market; (ii) Reference Offer for developing Personal Mobile Service – SMP through Virtual Network MVNO – (“ORPA de MVNO”); (iii) Offer of Temporary and Onerous Assignment of Radio Frequency Use Rights; and (iv) Industrial Network Exploration Offer.

As to the Reference Offer of Wholesale National Roaming Products (“National Roaming ORPA”), the regulatory remedy uses as a reference values approved and calculated by ANATEL, based on a new methodology to study the roaming market cost model (LRIC + bottom-up model – Act No. 8822/2022). As a result of the change in the methodology used, the new reference values was significant reduced when compared to that previously in force (FAC-HCA top-down model – Act No. 9157/2018).

As to the Offers, mentioned above, specifically the MVNO ORPA and the National Roaming ORPA (“ORPAs”), these were being debated within the scope of ANATEL for the following concepts: (i) Requirement of Exclusivity of Contracting Companies: ANATEL decided, for MVNO LTRO, that the exclusivity requirement violates Res. 550/2010 and therefore cannot be maintained as a condition. For the Roaming LTRO, exclusivity may only be required in cases of contracting (a) National Roaming under an Industrial Exploration regime and (b) conventional National Roaming (transitional use) only on the 5GSA network; and (ii) Collection of Minimum Monthly Deductible: ANATEL decided that in both LTROs the minimum monthly deductible cannot be charged for a period of five years.

The Company currently has contracts allowing for the charging of minimum monthly franchise fees both in the National Roaming market and in the MVNO market, so that current contracts, depending on the contracting companies, can be migrated to the new updated offers.

These aspects were also included in the new PGMC as per the draft regulation submitted to Public Consultation No. 64/2023.

Generally, the adoption of disproportionately asymmetric measures and adoption by ANATEL of concepts, prices and remuneration models may impact remuneration and costs, with detrimental effects on the business, financial condition, revenues, results operations and the Company’s prospects.

As to the interconnection fees, which comprise a significant part of the Company's revenue and cost bases, these are charged among telecommunications service providers in order to allow and remunerate the interconnected use of their networks. To the extent that changes to the rules governing interconnection fees reduce the fees of the Company or its ability to collect such fees, the Company's businesses, financial condition, revenues, results of operations and prospects could be adversely affected.

In addition, the Company is also subject to changes in rules and regulations aimed at preserving the rights of consumers of telecommunications services. ANATEL published, in November 2023, the new General Regulation on Consumer Rights (“RGC”), through Resolution No. 765/2023, which will replace Resolution No. 632/2014. This new Regulation seeks to change some provisions such as the way in which telecommunications services are offered, in addition to updating/modernizing some rules regarding customer service. Following discussions on the new RGC, including culminating in the cancellation of some of its provisions, ANATEL postponed the effective date to September 2025.

11

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
INDIVIDUAL AND CONSOLIDATED INTERIM BALANCE SHEETS
On June 30, 2025 and December 31, 2024
(In thousands of Reais)

Therefore, the Company's business, results of operations, revenues and financial conditions could be negatively affected by measured of the Brazilian authorities, including, in particular, the following: the introduction of new or less flexible operational and/or service requirements; the granting of operating licenses in the Company's areas; limitations on interconnection fees the Company can charge to other telecommunications service providers; imposition of significant sanctions or penalties for failure to comply with regulatory obligations; delays in the granting of, or the failure to grant, approvals for rate increases; and antitrust limitations imposed by ANATEL and CADE.

Finally, there is also the risk that the Company will not be successful in securing future ANATEL tenders for new authorizations for the use of radio frequencies. The Board of Directors of ANATEL, through Ruling No. 148/2024, determined that ANATEL's Superintendencies instructed the publication, by December 31, 2025, of a new Notice for the bidding procedure regarding the 700 MHz subband. A draft Bidding Notice was submitted for debate through Public Consultation No. 59/2024, which received contributions to the end of January 2025. A new tender is expected to be issued for this subband in 2025. As indicated by ANATEL through Resolution No. 757/2022, it is expected that ANATEL will hold new auctions by 2028, for the 850 MHz sub-band, and before 2032, for the 900 MHz and 1800 MHz sub-bands.

1.c. Corporate events in 2025

1.c.1. Acquisition of Samauma Brands Electronics Trade, Import and Export Ltda. ("Samauma") by Terra Networks Brasil Ltda. ("Terra Networks") (Business Combination)

On March 21, 2025, Terra Networks, a direct subsidiary of the Company, completed the acquisition of all of the shares issued by Samauma for up to R$80,000, subject to meeting agreed operational and financial metrics (“Transaction”). This amount includes a non-compete agreement that was recognized separately from the business combination at a fair value of R$9,346. The remaining purchase price (R$70,654) was allocated to the net assets acquired, excluding the non-compete agreement, which was recognized as an intangible asset.

Samauma was founded in 2012 and is engaged in marketing a broad portfolio of smartphone accessories and electronics under the "i2GO" brand with high-quality, high-performance and affordable products.

On the date of the Transaction, Samauma had over 20,000 points of sale in Brazil, has a robust product development pipeline and marketing process, with gross revenue in 2024 of over R$65,000.

The Transaction documents contain terms and conditions common to this type of transaction.

The Transaction is part of the Company's strategy to strengthen its presence in the market for accessories for smartphones and other electronic devices, operating with its own brand, OVVI, committed to offering innovative and high-quality products, strategically positioning to meet the needs of the constantly evolving market. After the acquisition, the OVVI and i2GO brands will coexist complementing each other in terms of portfolio and market positioning.

With the completion of the Transaction, as of March 21, 2025, Terra Networks gained direct control of Samauma.

Pursuant to IFRS 3, business acquisitions are accounted for using the acquisition method in which the consideration transferred is measured at fair value comparing this to the fair values of the assets acquired and liabilities assumed and the equity interests issued.

As of the date of this individual and consolidated quarterly information (“ITRs”) of the Company, Terra Networks is in the process of finalizing the Purchase Price Allocation – PPA - report for the fair value of the identifiable assets acquired and the liabilities assumed from Samauma. The PPA report will be finalized within one year from the acquisition date. As of June 30, 2025, the Company's consolidated financial statements include the preliminary allocations of the PPA.

The assumptions, critical judgments, methods and hypotheses used to determine these fair values were as follows:

12

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
INDIVIDUAL AND CONSOLIDATED INTERIM BALANCE SHEETS
On June 30, 2025 and December 31, 2024
(In thousands of Reais)

Brand

The “royalty relief” approach was used to assess the brand ("i2GO"), which consists of estimating the cash flows that the Company would save by not having to pay royalties to third parties to use the brand, assuming that it was not owned by the Company. The projected flows correspond to the amounts that would be paid based on a royalty rate applied to i2Go's net revenue over the estimated useful life of the brand.

The main assumptions used in the assessment of the brands were: (i) Projected net revenue over 5.5 years (2025 to 2030); Average royalty rate applied: 1.25%, according to maturity of the years; Discount rate (net WACC + Premium): 18.13% per year; Tax rate (tax factor): 27% and; Estimated useful life: 5.5 years, with projections limited to the considered flow horizon.

The fair value of the brand was estimated at R$4,222, with an amortization period of 5.5 years.

Contingent Liabilities

Pursuant to IFRS 3, the acquirer recognizes, on the acquisition date, contingent liabilities assumed in a business combination even if outflows of resources are not probable for settlement of the obligation, provided that it is a present obligation arising from past events and its fair value can be measured reliably. Contingent liabilities with a fair value of R$2,368 were recognized for this acquisition, which were determined based on the estimated cash outflow for their settlement on the acquisition date.

Composition of the fair value of the net assets acquired

The preliminary summary of the fair value of the net assets acquired in the amount of R$11,057, as well as the goodwill generated on the acquisition date, pending final adjustments, is as follows:

Current assets	24,058	Current liabilities	10,857
Cash and cash equivalents	685	Loans and financing	9,086
Accounts receivable	12,512	Other liabilities	1,771
Other assets	10,861	Non-Current liabilities	17,718
		Loans and financing	2,835
Non-current assets	15,574	Provisions for contingencies(3)	11,129
Other assets(1)	11,129	Deferred income tax and social contribution(4)	2,979
Property, plant and equipment	217	Other liabilities	775
Intangible assets(2)	4,228
		Fair value of liabilities assumed	28,575

		Fair value of net assets acquired	11,057

		Goodwill(5)	59,597

Fair value of assets acquired	39,632	Total considered	70,654

(1) Refers to the allocation of the fair value attributed to the indemnity asset related to the contingent liability, accruing SELIC interest.

(2) Includes the allocation of the fair value of R$4,222 attributed to the brand.

(3) Includes the allocation of the fair value of R$2,368 attributed to the contingent liability, accruing SELIC interest.

(4) Refers to the deferred income tax and social contribution, net, on the allocations of the indemnity asset and contingent liability.

(5) Refers to goodwill determined on acquisition of Samauma with the expectation of future synergies from the combination of the acquired company's businesses, which may be deducted for tax purposes.

13

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
INDIVIDUAL AND CONSOLIDATED INTERIM BALANCE SHEETS
On June 30, 2025 and December 31, 2024
(In thousands of Reais)

Non-compete agreement

For the non-compete agreement, recognized separately from the business combination, the income approach was used, based on the “with and without” contract method (“with/without”). Potential losses of net revenue associated with the sellers' performance as competitors were considered, projecting two scenarios: one with the agreement in force and one without.

The main assumptions used in the assessment of the non-compete agreement were: (i) Revenue Reduction Capacity: from 15.0% (2025), 25.0% (2026) to 0.0% (2034); (ii) Probability of Competition: from 15.0% (2025), 25.0% (2026) to 0.0% (2034); (iii) Probable Revenue Loss: from 15.0% (2025), 25.0% (2026) to 0.0% (2034), according to the intersection of the factors above; (iv) Discount rate (WACC): 18.08% per year; and (v) Growth rate in perpetuity: 4.0%.

The fair value of the non-compete agreement was estimated at R$9,346, with an amortization term of 7 years.

Other information

The total consideration will not exceed R$80,000, with payment made as follows: (i) R$22,000 paid in cash, upon completion of the Transaction and; (ii) the balance of R$58,000 will be paid in accordance with contractual clauses, accruing DI interest rate between the closing date of the transaction and 10 days before the actual payment.

The fair value of accounts receivable totals R$12,512, which does not differ from the book value, consisting of a gross amount of R$13,020, net of estimated losses for impairment in the amount of R$508.

From the acquisition date until the date of these financial statements, Samauma contributed R$15,112 in net operating revenue and a loss of R$1,140 to the Company's results.

1.d. Reform of taxes on consumption

On December 20, 2023, Constitutional Amendment (“EC”) No. 132 was enacted, establishing the Tax Reform (“Reform”) on consumption. Complementary Law No. 214/2025 (“LC”) was sanctioned by the President of the Republic on January 16, 2025 and Complementary Bill No. 108/2024, regulates tax litigation and rules for administering new taxes, has been submitted to Congress.

The dual VAT model is under federal jurisdictions for Contribution on Goods and Services - CBS and nonfederal for Tax on Goods and Services - IBS, which will replace the PIS, COFINS, ICMS and ISS taxes.

A Selective Tax (“IS”) under federal jurisdiction, which will be levied on the production, extraction, marketing or import of goods and services that are harmful to health and the environment; under the LC, the IS will not apply to telecommunications services. There will be a transition period from 2026 to 2032, during which the two tax systems (old and new) will coexist.

The impacts of the Reform will only be fully known once the enactment of new ordinary laws (federal, state and municipal), decrees, normative instructions and technical notes is complete.

Since the changes will be applied prospectively, the Reform had no effect on the individual and consolidated quarterly information (“ITRs”) for the period ended June 30, 2025.

14

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
INDIVIDUAL AND CONSOLIDATED INTERIM BALANCE SHEETS
On June 30, 2025 and December 31, 2024
(In thousands of Reais)

2. BASIS OF PREPARATION AND PRESENTATION OF INDIVIDUAL AND CONSOLIDATED QUARTERLY FINANCIAL INFORMATION

2.a. Statement of compliance

The individual (Parent Company) and consolidated (Consolidated) quarterly information (“ITRs”) were prepared and are being presented in accordance with Technical Pronouncement CPC 21 - Interim Statements, issued by the Accounting Pronouncements Committee (“CPC”) and with international standards IAS 34 – Interim Financial Reporting, issued by the International Accounting Standards Board (“IASB”), the “IFRS accounting standards” (IFRS® Accounting Standards), including interpretations issued by the IFRS Interpretations Committee (IFRIC® Interpretations) or its predecessor, Standing Interpretations Committee (SIC® Interpretations) and in a manner consistent with the deliberations issued by the CVM, applicable to the preparation of ITRs.

The Company also considered the guidelines set forth in Technical Guidance OCPC 07, issued by the CPC in November 2014, when preparing the ITRs and disclosures are limited to all matters of significance to the financial statements, which is consistent with the information utilized by management in the performance of its duties.

2.b. Basis of preparation and presentation

The individual and consolidated ITRs were prepared under the historical cost convention, other than for certain assets and liabilities measured at fair value.

The Company prepared the consolidated financial ITRs based on the assumption of operational continuity.

An asset is classified as current when it meets any of the following criteria: (a) it is expected to be realized, or is intended to be sold or consumed, in the normal course of the entity's operating cycle; (b) it is held primarily for the purpose of being traded; (c) it is expected to be realized within twelve months after the balance sheet date; or (d) it is cash or a cash equivalent, unless its exchange or use to settle a liability is prohibited for at least twelve months after the balance sheet date.

A liability is classified as current when it meets any of the following criteria: (a) it is expected to be settled during the entity's normal operating cycle; (b) it is held primarily for the purpose of being traded; (c) it is expected to be settled within twelve months after the balance sheet date; or (d) the entity does not have the right, at the balance sheet date, to defer settlement of the liability for at least twelve months after that date.

Deferred tax assets and liabilities are all classified as non-current.

The Statements of Cash Flows were prepared pursuant to IAS 7 to reflect the changes in cash that occurred in the periods presented, using the indirect method.

The accounting standards adopted in Brazil require the presentation of the Statement of Added Value (“DVA”), both individual and consolidated; IFRS standards do not require such presentation. The DVA was prepared in accordance with technical pronouncement CPC 09 and is being presented as supplementary information for IFRS purposes.

These ITRs provide comparative information: (i) for the balance sheets, the positions at June 30, 2025, and December 31, 2024; (ii) for the statements of income and comprehensive income, the three- and six-month periods ended June 30, 2025, and 2024; and (iii) for the statements of value added, changes in equity, and cash flows, the six-month periods ended June 30, 2025, and 2024.

The Board of Directors authorized the issuance of the financial statements at the meeting held on July 24, 2025.

15

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
INDIVIDUAL AND CONSOLIDATED INTERIM BALANCE SHEETS
On June 30, 2025 and December 31, 2024
(In thousands of Reais)

2.c. Functional and reporting currency

Individual and consolidated ITRs are presented in thousands of Brazilian Real/Reais (R$) (unless otherwise mentioned). The Company's functional and presentation currency is the Real.

Transactions in foreign currency are converted into Brazilian Reais as follows: (i) assets, liabilities and equity (except share capital and capital reserves) are converted at the closing exchange rate on the balance sheet date; (ii) expenses and revenues are converted at the average exchange rate, except for specific operations that are converted at the rate on the date of the transaction; and (iii) share capital and capital reserves are converted at the rate on the date of the transaction.

Gains and losses from the cumulative translation adjustments from the conversion of investees abroad are recognized in the statement of comprehensive income. Gains and losses resulting from the conversion of monetary assets and liabilities between the exchange rate in force on the date of the transaction and the end of the years (except the conversion of investments abroad) are recognized in the statement of income.

2.d. Basis of consolidation

Equity interests in subsidiaries or jointly controlled companies are valued using the equity method in the individual parent company quarterly information. In the consolidated quarterly information, the investment and all balances of assets and liabilities, income and expenses arising from transactions and equity interest in subsidiaries are eliminated in full. Investments in jointly controlled companies are maintained under the equity method in the consolidated quarterly information.

The information relating to direct and jointly controlled subsidiaries is the same as that in Note 12) Investments, disclosed in the financial statements for the year ended December 31, 2024, except for the acquisition of Samauma by Terra Networks (Note 1.c.1).

Information on the investees is presented in Note 12.

2.e. Segment reporting

Operating segments are defined as components of an enterprise for which separate financial information is available which is assessed on a regular basis by the chief operating decision maker in determining how to allocate resources to an individual segment and in assessing the segment's performance. Considering that: (i) all decisions are made based on consolidated reports; (ii) the mission of the Company and its subsidiaries is to provide its customers with quality telecommunications services; and (iii) all decisions relating to strategic, financial planning, purchasing, investments and application of resources are made on a consolidated basis, Management's conclusion is that the Company and its subsidiaries operate in a single operating segment providing services telecommunications.

2.f. Significant accounting practices

The information in the explanatory notes that did not undergo significant changes compared to December 31, 2024 was not all repeated in these ITRs.

The accounting policies adopted in the preparation of the Company's ITRs for the quarter ended June 30, 2025 are consistent with those used in the preparation of the consolidated financial statements for the year ended December 31, 2024, and should be read together with these financial statements.

The Company did not early adopt new accounting statements or interpretations unless mandatory.

16

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
INDIVIDUAL AND CONSOLIDATED INTERIM BALANCE SHEETS
On June 30, 2025 and December 31, 2024
(In thousands of Reais)

2.g. Significant accounting judgments estimates and assumptions

The preparation of individual and consolidated ITRs requires the use of certain critical accounting estimates and the exercise of judgment by the Company's Management in applying its accounting policies. These estimates are based on experience, best knowledge, information available at the balance sheet date and other factors, including expectations of future events that are believed to be reasonable in the circumstances. The settlement of transactions involving these estimates may result in values that differ from those recorded in the ITRs due to the criteria inherent to the estimation process. The Company reviews its estimates at least annually.

The significant and relevant estimates and judgments applied by the Company in the preparation of these ITRs have not changed in relation to those presented in the following explanatory notes as presented in the financial statements for the year ended December 31, 2024: Corporate events of 2024 (Business Combination); accounts receivable; Income tax and social contribution; PP&E; intangibles; provisions and contingencies; loans and financing, debentures, leases and other creditors; pension plans and other post-employment benefits; and financial instruments and capital and risk management.

3. CASH AND CASH EQUIVALENTS

	Company		Consolidated
	06.30.2025	12.31.2024	06.30.2025	12.31.2024
Short-term investments(1)	8,962,949	6,133,518	9,400,098	6,542,862
Cash and banks(2)	47,984	132,858	54,006	148,236
Total	9,010,933	6,266,376	9,454,104	6,691,098

(1)	Highly liquid short-term investments basically Bank Deposit Certificates ("CDB") and Repurchase Agreements with top tier financial institutions, linked to the Interbank Deposit Certificate ("CDI") rate, with original maturities of up to three months, and with immaterial risk of change in value. Income from these investments is recorded as financial income. On June 30, 2025, the average remuneration for these short-term investments was 99,12% of the CDI (99.7% on December 31, 2024).
(2)	On June 30, 2025 and December 31, 2024, the Consolidated balances included R$10,235 and R$18,308, respectively, related to the Financial Clearing House, with a member company of the Telefónica Group (Note 28)

4. FINANCIAL INVESTMENTS

Refer to financial investments with liens held as guarantees for lawsuits (Notes 19 and 33.b).

	Company		Consolidated
	06.30.2025	12.31.2024	06.30.2025	12.31.2024
Guarantee for legal proceedings	35,300	42,408	35,674	42,619
Total non-current	35,300	42,408	35,674	42,619

17

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
INDIVIDUAL AND CONSOLIDATED INTERIM BALANCE SHEETS
On June 30, 2025 and December 31, 2024
(In thousands of Reais)

5. TRADE ACCOUNTS RECEIVABLE

	Company		Consolidated
	06.30.2025	12.31.2024	06.30.2025	12.31.2024
Services and goods(1)	10,254,099	10,610,250	10,624,781	11,001,308
Interconnection amounts(1 (2))	673,503	631,858	710,719	632,033
Vivo Money FIDC	—	—	390,101	360,411
Related parties (Note 28)(1)	65,568	104,688	43,957	63,240
Gross accounts receivable	10,993,170	11,346,796	11,769,558	12,056,992
Allowance for expected losses	(2,026,681)	(2,023,711)	(2,245,203)	(2,215,251)
Net accounts receivable	8,966,489	9,323,085	9,524,355	9,841,741

Current	8,789,342	8,988,019	9,306,170	9,471,592
Non-current	177,147	335,066	218,185	370,149

(1)	The consolidated amounts include: (i) R$2,938,771 and R$2,752,975 to be billed to customers on June 30, 2025 and December 31, 2024, respectively
(2)	Refer to billed amounts from other telecommunications operators.

The consolidated non-current balances of accounts receivable refer to the present value of: (i) installments of resale of goods (B2B), up to 24 months; (ii) Vivo Tech products, up to 60 months; and (iii) right to Vivo Money FIDC credits, up to 36 months. These may be reduced for their estimated losses to recoverable value.

The consolidated balances of contractual assets with customers were R$116,962 and R$119,491 on June 30, 2025 and December 31, 2024, respectively.

On June 30, 2025, and December 31, 2024, no customer represented more than 10% of trade accounts receivable, net.

Amounts receivable, net of the allowance for expected losses, classified by maturity, are as below:

	Company		Consolidated
	06.30.2025	12.31.2024	06.30.2025	12.31.2024
Not yet due	7,026,727	7,446,374	7,668,608	7,951,826
Overdue – 1 to 30 days	1,238,978	1,076,317	1,231,217	1,134,436
Overdue – 31 to 60 days	290,200	248,661	288,319	261,861
Overdue – 61 to 90 days	132,106	209,412	116,208	212,887
Overdue – 91 to 120 days	128,985	147,154	133,152	147,320
Overdue – over 120 days	149,493	195,167	86,851	133,411
Total	8,966,489	9,323,085	9,524,355	9,841,741

18

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
INDIVIDUAL AND CONSOLIDATED INTERIM BALANCE SHEETS
On June 30, 2025 and December 31, 2024
(In thousands of Reais)

The changes in the allowance for expected losses from accounts receivable were:

	Company	Consolidated
Balance on December 31, 2023	(2,245,096)	(2,437,845)
Supplement to estimated losses, net of reversal (Note 25)	(701,102)	(782,687)
Write-off	631,620	644,909
Balance on June 30, 2024	(2,314,578)	(2,575,623)
Supplement to estimated losses, net of reversal	(674,618)	(740,576)
Write-off	965,485	1,105,485
Business combination - IPNET	—	(4,537)
Balance on December 31, 2024	(2,023,711)	(2,215,251)
Supplement to estimated losses, net of reversal (Note 25)	(699,985)	(787,144)
Write-off	697,015	757,700
Business combination - Samauma (Note 1.c.1)	—	(508)
Balance on June 30, 2025	(2,026,681)	(2,245,203)

6. INVENTORIES

	Company		Consolidated
	06.30.2025	12.31.2024	06.30.2025	12.31.2024
Materials for resale(1)	1,032,584	1,086,066	1,081,496	1,137,262
Materials for consumption	27,262	26,061	33,159	27,538
Other inventories	13,420	32,017	13,811	32,036
Gross inventories	1,073,266	1,144,144	1,128,466	1,196,836
Estimated losses from impairment or obsolescence(2)	(134,552)	(97,562)	(136,645)	(99,598)
Net inventories	938,714	1,046,582	991,821	1,097,238

(1)	This includes, among others, mobile phones, SIMcards (chips) and IT equipment in stock.
(2)	Additions and reversals of the provision for inventory losses and obsolescence are included in Cost of goods sold (Note 25).

7. PREPAID EXPENSES

	Company		Consolidated
	06.30.2025	12.31.2024	06.30.2025	12.31.2024
Incremental costs (customers' contracts)(1)	3,084,309	2,842,824	3,084,309	2,842,824
Fistel Fees (TFF, Condecine and EBC)(2)	691,637	—	691,637	—
Software licenses and network maintenance	565,016	278,266	1,104,805	610,902
Advertising and publicity	120,176	203,884	120,176	203,884
Personnel	67,117	109,736	69,508	112,421
Financial charges	137,417	122,325	137,417	122,325
Taxes, fees and contributions	57,908	4,947	57,908	4,947
Other prepaid expenses	56,788	50,882	64,813	56,852
Total	4,780,368	3,612,864	5,330,573	3,954,155

Current	2,536,480	1,526,404	3,032,751	1,868,954
Non-current	2,243,888	2,086,460	2,297,822	2,085,201

(1)	Incremental costs for contracts with customers are mostly sales commissions paid to partners to obtain customer contracts, deferred as income under IFRS 15 in accordance with the term of the contract and/or economic benefit to be generated, usually two to six years.
(2)	Refers to the remaining balance of fees for (i) Inspection and Operating; (ii) Contribution for the Development of the National Film Industry (“Condecine”) and; (iii) Brazilian Communications Company (“EBC”) for the year, which will be fully amortized by the end of 2025.

19

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
INDIVIDUAL AND CONSOLIDATED INTERIM BALANCE SHEETS
On June 30, 2025 and December 31, 2024
(In thousands of Reais)

8. INCOME AND SOCIAL CONTRIBUTION TAXES

8.a. Income and Social Contribution taxes recoverable

	Company		Consolidated
	06.30.2025	12.31.2024	06.30.2025	12.31.2024
Income taxes	462,050	701,999	477,679	711,237
Social contribution taxes	54,291	137,828	59,654	141,457
Total	516,341	839,827	537,333	852,694

8.b. Income and Social Contribution taxes payable

	Company		Consolidated
	06.30.2025	12.31.2024	06.30.2025	12.31.2024
Income taxes	213,654	163,608	220,566	170,125
Social contribution taxes	73,888	52,889	76,749	55,128
Total	287,542	216,497	297,315	225,253

Current	66,978	1,142	76,752	9,898
Non-current	220,563	215,355	220,563	215,355

At June 30, 2025 and December 31, 2024 includes R$221,761 and R$216,497, respectively, of taxes provisioned per IFRIC 23 (Note 8.e).

8.c. Deferred taxes

	Company
	Balance on 12.31.2023	Statement of income	Comprehensive income	Balance on 06.30.2024	Statement of income	Comprehensive income	Balance on 12.31.2024
Income and social contribution taxes on tax carryforward losses(1)	1,996,168	(217,075)	—	1,779,093	(146,197)	—	1,632,896
Income and social contribution taxes on temporary differences(2)	(5,414,908)	(79,012)	(303)	(5,494,223)	6,770	(148,706)	(5,636,159)
Provision for legal, labor, tax civil and regulatory contingencies	2,355,149	(144,005)	—	2,211,144	(173,204)	—	2,037,940
Trade accounts payable and other provision	1,880,362	338,778	—	2,219,140	125,958	—	2,345,098
Customer portfolio and trademarks	(184,187)	7,950	—	(176,237)	12,696	—	(163,541)
Allowance for expected losses from accounts receivable	612,801	21,185	—	633,986	(21,193)	—	612,793
Estimated losses from modems and other P&E items	109,985	395	—	110,380	4,399	—	114,779
Pension plans and other post-employment benefits	360,294	13,727	—	374,021	18,998	(148,712)	244,307
Profit sharing	218,763	(71,202)	—	147,561	56,794	—	204,355
Licenses	(2,366,400)	78,880	—	(2,287,520)	78,880	—	(2,208,640)
Goodwill (Spanish and Navytree, Vivo Part., GVT Part. and Garliava)	(7,432,960)	(115,420)	—	(7,548,380)	(115,420)	—	(7,663,800)
Property, plant and equipment - small value items	(1,190,677)	(61,991)	—	(1,252,668)	5,631	—	(1,247,037)
Technological Innovation Law	(7,158)	695	—	(6,463)	745	—	(5,718)
Other temporary differences	229,120	(148,004)	(303)	80,813	12,486	6	93,305
Total deferred tax liabilities, non-current	(3,418,740)	(296,087)	(303)	(3,715,130)	(139,427)	(148,706)	(4,003,263)

Deferred tax assets	8,985,768			8,922,302			8,784,066
Deferred tax liabilities	(12,404,508)			(12,637,432)			(12,787,329)
Deferred tax liabilities, net	(3,418,740)			(3,715,130)			(4,003,263)

Presented in the balance sheet as follows:
Deferred tax liabilities	(3,418,740)			(3,715,130)			(4,003,263)

20

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
INDIVIDUAL AND CONSOLIDATED INTERIM BALANCE SHEETS
On June 30, 2025 and December 31, 2024
(In thousands of Reais)

	Company
	Balance on 12.31.2024	Comprehensive income	Comprehensive income	Balance on 06.30.2025
Income and social contribution taxes on tax carryforward losses(1)	1,632,896	(205,841)	—	1,427,055
Income and social contribution taxes on temporary differences(2)	(5,636,159)	116,934	789	(5,518,436)
Provision for legal, labor, tax civil and regulatory contingencies	2,037,940	(6,529)	—	2,031,411
Trade accounts payable and other provision	2,345,098	301,811	—	2,646,909
Customer portfolio and trademarks	(163,541)	13,235	—	(150,306)
Allowance for expected losses from accounts receivable	612,793	(3,497)	—	609,296
Estimated losses from modems and other P&E items	114,779	13,244	—	128,023
Pension plans and other post-employment benefits	244,307	5,666	—	249,973
Profit sharing	204,355	(55,442)	—	148,913
Licenses	(2,208,640)	78,880	—	(2,129,760)
Goodwill (Spanish and Navytree, Vivo Part., GVT Part. and Garliava)	(7,663,800)	(115,420)	—	(7,779,220)
Property, plant and equipment - small value items	(1,247,037)	66,978	—	(1,180,059)
Technological Innovation Law	(5,718)	734	—	(4,984)
Other temporary differences	93,305	(182,726)	789	(88,632)
Total deferred tax liabilities, non-current	(4,003,263)	(88,907)	789	(4,091,381)

Deferred tax assets	8,784,066			8,738,659
Deferred tax liabilities	(12,787,329)			(12,830,040)
Deferred tax liabilities, net	(4,003,263)			(4,091,381)

Presented in the balance sheet as follows:
Deferred tax liabilities	(4,003,263)			(4,091,381)

	Consolidated
	Balance on 12.31.2023	Statement of income	Comprehensive income	Balance on 06.30.2024	Statement of income	Comprehensive income	IPNET Business Combination	Balance on 12.31.2024
Income and social contribution taxes on tax carryforward losses(1)	2,097,731	(220,280)	—	1,877,451	(156,670)	—	—	1,720,781
Income and social contribution taxes on temporary differences(2)	(5,339,226)	(85,201)	(303)	(5,424,730)	7,771	(149,097)	(12,187)	(5,578,243)
Provision for legal, labor, tax civil and regulatory contingencies	2,390,268	(145,298)	—	2,244,970	(176,224)	—	19,604	2,088,350
Trade accounts payable and other provision	1,895,643	341,075	—	2,236,718	124,488	—	—	2,361,206
Customer portfolio and trademarks	(178,158)	21,771	—	(156,387)	12,188	—	—	(144,199)
Allowance for expected losses from accounts receivable	622,046	16,553	—	638,599	(17,176)	—	(1,542)	619,881
Estimated losses from modems and other P&E items	109,985	395	—	110,380	4,399	—	—	114,779
Pension plans and other post-employment benefits	364,335	10,931	—	375,266	19,136	(149,103)	—	245,299
Profit sharing	223,420	(72,432)	—	150,988	58,842	—	—	209,830
Licenses	(2,366,402)	78,882	—	(2,287,520)	78,880	—	—	(2,208,640)
Goodwill (Spanish and Navytree, Vivo Part., GVT Part., Garliava and Vita IT)	(7,443,807)	(116,903)	—	(7,560,710)	(117,514)	—	—	(7,678,224)
Property, plant and equipment - small value items	(1,190,678)	(61,990)	—	(1,252,668)	5,630	—	—	(1,247,038)
Technological Innovation Law	(7,158)	695	—	(6,463)	745	—	—	(5,718)
Other temporary differences	241,280	(158,880)	(303)	82,097	14,377	6	(30,249)	66,231
Total deferred tax (Liabilities), non-current	(3,241,495)	(305,481)	(303)	(3,547,279)	(148,899)	(149,097)	(12,187)	(3,857,462)

Deferred tax assets	9,177,084			9,105,570				8,947,536
Deferred tax liabilities	(12,418,579)			(12,652,849)				(12,804,998)
Deferred tax liabilities, net	(3,241,495)			(3,547,279)				(3,857,462)

Presented in the balance sheet as follows:
Deferred tax assets of subsidiaries	177,245			167,851				158,215
Deferred tax liabilities	(3,418,740)			(3,715,130)				(4,015,677)

21

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
INDIVIDUAL AND CONSOLIDATED INTERIM BALANCE SHEETS
On June 30, 2025 and December 31, 2024
(In thousands of Reais)

	Consolidated
	Balance on 12.31.2024	Statement of income	Comprehensive income	Balance on Samauma - Business Combination (Note 1.c.1)	Balance on 06.30.2025
Income and social contribution taxes on tax carryforward losses(1)	1,720,781	(206,815)	—	—	1,513,966
Income and social contribution taxes on temporary differences(2)	(5,578,243)	114,274	789	(2,979)	(5,466,159)
Provision for legal, labor, tax civil and regulatory contingencies	2,088,350	(4,472)	—	805	2,084,683
Trade accounts payable and other provision	2,361,206	310,065	—	—	2,671,271
Customer portfolio and trademarks	(144,199)	(4,768)	—	—	(148,967)
Allowance for expected losses from accounts receivable	619,881	(3,581)	—	—	616,300
Estimated losses from modems and other P&E items	114,779	13,244	—	—	128,023
Pension plans and other post-employment benefits	245,299	5,726	—	—	251,025
Profit sharing	209,830	(56,615)	—	—	153,215
Licenses	(2,208,640)	78,880	—	—	(2,129,760)
Goodwill (Spanish and Navytree, Vivo Part., GVT Part., Garliava and Vita IT)	(7,678,224)	(106,519)	—	—	(7,784,743)
Property, plant and equipment - small value items	(1,247,038)	66,978	—	—	(1,180,060)
Technological Innovation Law	(5,718)	734	—	—	(4,984)
Other temporary differences	66,231	(185,398)		(3,784)	(122,162)
Total deferred tax liabilities, non-current	(3,857,462)	(92,541)	789	(2,979)	(3,952,193)

Deferred tax assets	8,947,536				8,932,500
Deferred tax liabilities	(12,804,998)				(12,884,693)
Deferred tax liabilities, net	(3,857,462)				(3,952,193)

Presented in the balance sheet as follows:
Deferred tax assets of subsidiaries	158,215				146,903
Deferred tax liabilities	(4,015,677)				(4,099,096)

(1)	Under Brazilian tax legislation offsets are limited annually to 30% of the taxable income for the year but otherwise have no expiry dates.
(2)	Amounts that will be realized upon payment of provision, losses from accounts receivable, or upon realization of inventories, as well as upon reversal of other provision.

On June 30, 2025 and December 31, 2024, there were unrecognized deferred tax assets for tax carryforward losses of the Company's subsidiaries (POP, Recicla V, TGLog, CloudCo, and Vivo Pay), of R$9,191 and R$12,602 on June 30, 2025 and December 31, 2024, respectively, as offset against future taxable profits is not assured.

8.d. Reconciliation of statutory tax rate to effective tax rate

The Company and its subsidiaries recognize income and social contribution taxes on an accrual basis, and pay taxes based on estimates, recorded in a tax auxiliary ledger. Taxes calculated on profits at the balance sheet date are recorded in liabilities or assets, as applicable.

A reconciliation from the statutory tax rate of 34% (income tax of 25% and social contribution tax of 9%) to the effective rates for the periods ended June 30, 2025 and 2024 is as follows:

22

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
INDIVIDUAL AND CONSOLIDATED INTERIM BALANCE SHEETS
On June 30, 2025 and December 31, 2024
(In thousands of Reais)

	Company				Consolidated
	Three-month period ended		Six-month period ended		Three-month period ended		Six-month period ended
	06.30.2025	06.30.2024	06.30.2025	06.30.2024	06.30.2025	06.30.2024	06.30.2025	06.30.2024
Income before taxes	1,542,843	1,667,492	2,948,269	2,874,902	1,555,450	1,689,678	2,971,220	2,913,409
Income and social contribution tax expenses, at the statutory tax rate of 34%	(524,566)	(566,947)	(1,002,411)	(977,466)	(528,853)	(574,491)	(1,010,215)	(990,560)
Permanent differences
Tax benefit related to interest on equity distribution	319,600	188,700	448,800	290,700	319,600	188,700	448,800	290,700
Non-deductible expenses, gifts, incentives	(23,883)	(33,353)	(48,306)	(59,392)	(24,283)	(32,751)	(49,103)	(60,421)
Tax incentive operating profit	9,623	20,234	18,710	35,809	9,623	20,234	18,710	35,809
Share of results in investees – equity method	4,375	8,507	13,768	11,804	185	101	(1,074)	61
Other	16,462	(62,803)	23,836	(58,896)	7,083	(59,962)	16,737	(61,380)
Tax expense	(198,389)	(445,662)	(545,603)	(757,441)	(216,645)	(458,169)	(576,145)	(785,791)

Effective rate	12.9%	26.7%	18.5%	26.3%	13.9%	27.1%	19.4%	27.0%
Current income and social contribution taxes	(191,912)	(148,952)	(456,696)	(461,354)	(209,568)	(157,120)	(483,604)	(480,310)
Deferred income and social contribution taxes	(6,477)	(296,710)	(88,907)	(296,087)	(7,077)	(301,049)	(92,541)	(305,481)

8.e. Uncertain Tax Treatments

The Company and its subsidiaries are contesting several assessments filed by the Brazilian Federal Tax Authority (“RFB“) for alleged incorrect deductions of expenses, mainly related to the amortization of goodwill, at various administrative and judicial levels, of R$38,751,476 and R$36,939,312 on June 30, 2025 and December 31, 2024, respectively. Management, supported by the position of its legal advisors, believes that a large part of these deductions will likely be accepted once examined by the higher courts of last resort (acceptance probability greater than 50%). These amounts accrue SELIC interest.

When the Company and its subsidiaries believe that the probability of loss is greater than 50%, a non-current tax and social contribution liability is recognized. The amount recognized was R$221,761 and R$216,497 on June 30, 2025 and December 31, 2024, respectively. These claims involve compensation for overpayment of income tax and social contribution awaiting approval by the RFB.

8.f. Adaptation to new OECD Pillar II rules

On December 27, 2024 Law 15,079/24 was enacted, establishing the additional Social Contribution on Net Income (“CSLL”) adapting Brazilian legislation to the Global Rules Against Base Erosion, OECD model (“Pillar II”). The Law determines that if a Company, presents an effective combined rate of Income Tax and Social Contribution on Net Income of less than 15%, it must make an additional payment to top up to this minimum percentage. This rule becomes effective as of January 2025; if an additional payment is necessary, the amount will be collected in the following year. The Company does not expect a significant impact as its effective rates exceed the stipulated minimum rate.

23

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
INDIVIDUAL AND CONSOLIDATED INTERIM BALANCE SHEETS
On June 30, 2025 and December 31, 2024
(In thousands of Reais)

9. TAXES, CHARGES AND CONTRIBUTIONS RECOVERABLE

	Company		Consolidated
	06.30.2025	12.31.2024	06.30.2025	12.31.2024
State VAT (ICMS)(1)	2,142,569	1,979,351	2,144,820	1,980,977
PIS and COFINS	365,583	457,358	400,172	517,616
Withholding taxes and contributions(2)	350,551	307,263	376,017	326,802
Other taxes	88,260	85,840	88,860	87,043
Total	2,946,963	2,829,812	3,009,869	2,912,438

Current	2,328,054	2,223,467	2,390,688	2,306,093
Non-current	618,909	606,345	619,181	606,345

(1)	Includes ICMS credits from the acquisition of property and equipment (available for offset in 48 months); requests for refund of ICMS paid on invoices that were subsequently cancelled; for the rendering of services; tax substitution; and tax rate difference; among others. Non-current consolidated amounts include credits arising from the acquisition of property and equipment of R$579,492 and R$563,895 on June 30, 2025 and December 31, 2024, respectively.
(2)	Withholding income tax ("IRRF") credits on short-term investments, interest on equity and others, which are used as deduction in operations for the period and social contribution tax withheld at source on services provided to public agencies.

10. JUDICIAL DEPOSITS AND GARNISHMENTS

Judicial deposits are made, and restrictions placed on bank balances to ensure the continuity of legal processes through the courts or to suspend the enforceability of the tax credit.

Judicial deposits are recorded at historical cost plus accrued interest.

	Company		Consolidated
	06.30.2025	12.31.2024	06.30.2025	12.31.2024
Judicial deposits
Tax	1,492,765	1,505,990	1,689,549	1,697,070
Civil	905,716	889,863	907,295	891,872
Regulatory	336,530	325,810	336,530	325,810
Labor	46,531	62,661	50,743	67,859
Total	2,781,542	2,784,324	2,984,117	2,982,611
Garnishments	18,623	19,398	20,645	21,112
Total	2,800,165	2,803,722	3,004,762	3,003,723

Current	102,057	150,160	103,499	150,993
Non-current	2,698,108	2,653,562	2,901,263	2,852,730

24

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
INDIVIDUAL AND CONSOLIDATED INTERIM BALANCE SHEETS
On June 30, 2025 and December 31, 2024
(In thousands of Reais)

The judicial deposits, classified by tax, on June 30, 2025 and December 31, 2024 are presented below. Further details relating to judicial deposits are available in Note 10) Judicial Deposits and Garnishments, in the financial statements for the year ended December 31, 2024.

	Consolidated
Tax	06.30.2025	12.31.2024
Universal Telecommunication Services Fund (FUST)	638,421	622,820
State Value-Added Tax (ICMS(1)	393,970	432,253
Social Contribution Tax for Intervention in the Economic Order (CIDE)	346,455	338,694
Corporate Income Tax (IRPJ) and Social Contribution Tax (CSLL)	63,516	61,935
Telecommunications Inspection Fund (FISTEL)	57,238	55,801
Contribution tax on gross revenue for Social Integration Program (PIS) and for Social Security Financing (COFINS)	29,294	29,425
Withholding Income Tax (IRRF)	46,516	45,360
Social Security, work accident insurance (SAT) and funds to third parties (INSS)	28,441	27,503
Other taxes, charges and contributions	85,698	83,279
Total	1,689,549	1,697,070

(1) The variation between the comparative periods is mainly due to the offsetting of the judicial deposit of R$38,745, related to the SP tax amnesty program (Note 20.c).

11. OTHER ASSETS

	Company		Consolidated
	06.30.2025	12.31.2024	06.30.2025	12.31.2024
Related-party receivables (Note 28)	182,323	136,084	143,219	115,400
Sale of real estate and other receivables	299,169	255,317	299,169	255,317
Advances to employees and suppliers	141,989	54,899	154,929	60,811
Surplus from post-employment benefit plans (Note 30)(1)	111,245	156,999	111,294	157,046
Loan agreement with subsidiary CloudCo Brasil - 2024	46,728	46,425	—	—
Indemnification assets (IPNET, VSS and Samauma acquisitions)	—	—	143,738	133,038
Sublease of assets and other amounts receivable	6,871	7,223	9,476	7,364
Total	788,325	656,947	861,825	728,976

Current	523,201	361,912	508,907	360,141
Non-current	265,124	295,035	352,918	368,835

(1)	On June 30, 2025 and December 31, 2024, includes R$107,181 and R$153,714, respectively, referring to the distribution of the PBS-A surplus.

12. INVESTMENTS

12.a. Information on investees

The information relating to direct and jointly controlled subsidiaries is the same as in explanatory Note 12) Investments, disclosed in the financial statements for the year ended December 31, 2024, except for the acquisition of Samauma by Terra Networks (Note 1.c.1).

25

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
INDIVIDUAL AND CONSOLIDATED INTERIM BALANCE SHEETS
On June 30, 2025 and December 31, 2024
(In thousands of Reais)

Selected financial data of the direct and jointly controlled subsidiaries in which the Company has an interest is presented below:

			06.30.2025			Six-month period ended June 30, 2025
Investees	Participation	Investment	Assets	Liabilities	Equity	Net operating revenue	Net profit (loss)
Terra Networks(1)	100.00%	Subsidiary	1,110,444	703,676	406,768	395,653	37,242
TGLog	100.00%	Subsidiary	46,773	33,225	13,548	22,920	1,392
POP(2)	100.00%	Subsidiary	181,051	80,471	100,580	22,744	8,811
Vivo Pay I (formerly Vivo Money I)	100.00%	Subsidiary	267,771	88,591	179,180	85,827	3,343
Vivo Pay Holding	100.00%	Subsidiary	15,705	5,672	10,033	—	(3,603)
Vivo Ventures	98.00%	Subsidiary	160,477	29	160,448	—	4,843
Vivo Pay II (formerly Vivo Money III)	100.00%	Subsidiary	908	160	748	483	(587)
CloudCo Brasil(4)	50.01%	Subsidiary	1,148,034	1,141,279	6,755	858,787	(18,358)
IoTCo Brasil	50.01%	Subsidiary	157,291	45,076	112,215	59,357	2,979
Aliança	50.00%	Joint control	298,403	3,005	295,398	—	2,690
AIX	50.00%	Joint control	53,083	33,889	19,194	35,634	1,465
ACT	50.00%	Joint control	53	10	43	52	1
VIVAE	50.00%	Joint control	19,144	4,178	14,966	3,604	(2,147)
GUD	50.00%	Joint control	37,964	5,953	32,011	2,511	(5,130)
FiBrasil	25.01%	Joint control	2,065,126	1,203,735	861,391	205,577	(6,393)

			12.31.2024			Six-month period ended June 30, 2024
Investees	Participation	Investment	Assets	Liabilities	Equity	Net operating revenue	Net profit (loss)
Terra Networks(1)	100.00%	Subsidiary	987,759	594,433	393,326	332,502	35,171
TGLog	100.00%	Subsidiary	48,177	36,021	12,156	26,218	(14,112)
POP(2)	100.00%	Subsidiary	168,613	76,844	91,769	17,142	8,984
Vivo Pay I (formerly Vivo Money I)	100.00%	Subsidiary	244,850	69,013	175,837	75,837	(9,170)
Vivo Money II(3)		Subsidiary	—	—	—	380	245
Vivo Pay II (formerly Vivo Money III)	100.00%	Subsidiary	1,162	77	1,085	18	(512)
Vivo Pay Holding	100.00%	Subsidiary	15,196	1,560	13,636	—	(25)
Vivo Ventures	98.00%	Subsidiary	137,628	30	137,598	—	3,952
CloudCo Brasil(4)	50.01%	Subsidiary	948,574	923,461	25,113	575,518	11,539
IoTCo Brasil	50.01%	Subsidiary	166,215	56,979	109,236	58,493	8,621
Aliança	50.00%	Joint control	297,309	2,917	294,392	—	3,530
AIX	50.00%	Joint control	49,834	32,105	17,729	33,827	1,162
ACT	50.00%	Joint control	46	4	42	52	4
GUD	50.00%	Joint control	23,460	7,664	15,796	—	(10)
VIVAE	50.00%	Joint control	21,070	3,957	17,113	3,173	(2,326)
FiBrasil	25.01%	Joint control	2,025,664	1,157,880	867,784	195,203	(4,001)

(1)	Terra Networks is the single and direct owner of TIS, TLF01 and Samauma.
(2)	POP is the single and direct owner of Recicla V and Vale Saúde Sempre..
(3)	Vivo Money II merged into Vivo Pay I in October 2024.
(4)	CloudCo Brasil is the single and direct owner of IPNET.

26

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
INDIVIDUAL AND CONSOLIDATED INTERIM BALANCE SHEETS
On June 30, 2025 and December 31, 2024
(In thousands of Reais)

12.b. Changes in investment balances

	Subsidiary	Joint Venture	Other investments	Company Total investments	Total investments
Balance on December 31, 2023	689,393	396,675	47	1,086,115	438,870
Equity interest (Statements of Income)	34,537	179	—	34,716	179
Capital contribution – cash and cash equivalents (Vivo Pay, Vivo Ventures and GUD)	44,498	10,319	—	54,817	10,319
Investments of the subsidiary Vivo Ventures	—	—	—	—	30,579
Other comprehensive results (Alliance and other investments)	—	13,400	(7)	13,393	13,393
Balance on June 30, 2024	599,296	420,573	40	1,019,909	493,340
Equity interest (Statements of Income)	51,552	(4,530)	—	47,022	(4,530)
Dividends (Terra Networks, IoTCo, AIX and ACT)	(1,975)	—	—	(1,975)	—
Capital contribution - cash and cash equivalents (Vivo Money, Vivo Money II, Vivo Ventures and VivaE) and Redemption of Vivo Money shares	80,624	3,368	—	83,992	3,368
Capital contribution - dividends receivable (Terra Networks)	145,183	—	—	145,183	—
Capital contribution - assets (Terra Networks) (Notes 13 and 14)	12,343	—	—	12,343	—
Investments of the subsidiary Vivo Ventures	—	—	—	—	63,054
Other comprehensive results (Alliance and other investments)	2,821	11,166	(14)	13,973	11,152
Balance on December 31, 2024	889,844	430,577	26	1,320,447	566,384
Equity interest (Statements of Income)	43,653	(3,159)	—	40,494	(3,159)
Dividends (Terra Networks)	(23,800)	—	—	(23,800)	—
Capital contribution – cash and cash equivalents (Vivo Ventures, GUD and Vivo Pay II)	17,897	10,674	—	28,571	10,674
Investments of the subsidiary Vivo Ventures	—	—	—	—	21,721
Other comprehensive results (Alliance and other investments)	—	(842)	1	(841)	(841)
Balance on June 30, 2025	927,594	437,250	27	1,364,871	594,779

27

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
INDIVIDUAL AND CONSOLIDATED INTERIM BALANCE SHEETS
On June 30, 2025 and December 31, 2024
(In thousands of Reais)

13. PROPERTY, PLANT AND EQUIPMENT (PP&E)

13.a. Changes in balances

	Company
	Switching and transmission equipment	Infrastructure	Lending equipment	Terminal equipment	Land	Other P&E	Assets and facilities under construction	Total
Balance on December 31, 2023	23,253,809	14,925,117	5,401,694	421,216	249,536	503,003	1,532,982	46,287,357
Additions	51,705	1,233,044	30,298	—		21,945	2,882,490	4,219,482
Write-offs, net(1)	(7,275)	(64,432)	(2)	(74)	(124)	(389)	(12,891)	(85,187)
Net transfers(2)	1,377,125	228,097	1,100,587	23,410	—	3,900	(2,750,439)	(17,320)
Subletting	—	(21,101)	—	—	—	—	—	(21,101)
Depreciation (Note 25)	(1,736,102)	(1,864,305)	(1,058,819)	(135,556)	—	(90,062)	—	(4,884,844)
Balance on June 30, 2024	22,939,262	14,436,420	5,473,758	308,996	249,412	438,397	1,652,142	45,498,387
Additions	96,295	3,477,629	54,987	—	—	104,037	3,134,392	6,867,340
Write-offs, net(1)	(3,377)	(45,568)	(468)	(454)	(10,147)	389	4,656	(54,969)
Net transfers(2)	1,903,717	129,995	1,085,122	13,326	—	8,992	(3,158,889)	(17,737)
Subletting	—	(44,189)	—	—	—	—	—	(44,189)
Capital contribution in assets in subsidiary (Note 12.b.)	(232)	(2)	(6,026)	—	—	(148)	(3,859)	(10,267)
Depreciation	(2,176,124)	(1,964,316)	(1,103,186)	(109,541)	—	(89,380)	—	(5,442,547)
Balance on December 31, 2024	22,759,541	15,989,969	5,504,187	212,327	239,265	462,287	1,628,442	46,796,018
Additions	83,378	986,951	45,897	582	—	68,594	2,838,842	4,024,244
Write-offs, net(1)	(75,090)	(21,912)	(17)	—	(308)	(7,379)	(16,514)	(121,220)
Net transfers(2)	2,000,638	265,958	571,911	8,068	—	(54,100)	(2,793,771)	(1,296)
Subletting	—	(38,654)	—	—	—	—	—	(38,654)
Depreciation (Note 25)	(2,239,838)	(1,995,736)	(1,097,687)	(77,243)	—	(36,147)	—	(5,446,651)
Balance on June 30, 2025	22,528,629	15,186,576	5,024,291	143,734	238,957	433,255	1,656,999	45,212,441

Balance on December 31, 2024
Cost	91,741,641	47,291,492	31,695,949	6,581,648	239,265	5,776,431	1,628,442	184,954,868
Accumulated depreciation	(68,982,100)	(31,301,523)	(26,191,762)	(6,369,321)	—	(5,314,144)	—	(138,158,850)
Total	22,759,541	15,989,969	5,504,187	212,327	239,265	462,287	1,628,442	46,796,018

Balance on June 30, 2025
Cost	93,443,358	47,933,517	31,932,167	6,578,769	238,957	5,788,646	1,656,999	187,572,413
Accumulated depreciation	(70,914,729)	(32,746,941)	(26,907,876)	(6,435,035)	—	(5,355,391)	—	(142,359,972)
Total	22,528,629	15,186,576	5,024,291	143,734	238,957	433,255	1,656,999	45,212,441

28

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
INDIVIDUAL AND CONSOLIDATED INTERIM BALANCE SHEETS
On June 30, 2025 and December 31, 2024
(In thousands of Reais)

	Consolidated
	Switching and transmission equipment	Infrastructure	Lending equipment	Terminal equipment	Land	Other P&E	Assets and facilities under construction	Total
Balance on December 31, 2023	23,266,868	14,929,179	5,401,694	421,385	249,536	512,930	1,536,555	46,318,147
Additions	56,953	1,227,541	30,298	—		20,796	2,881,442	4,217,030
Write-offs, net (1)	(7,304)	(65,364)	(2)	(74)	(124)	(1,164)	(12,891)	(86,923)
Net transfers (2)	1,373,282	228,097	1,100,587	23,410	—	3,900	(2,746,596)	(17,320)
Subletting	—	(21,101)	—	—	—	—	—	(21,101)
Depreciation (Note 25)	(1,737,186)	(1,864,324)	(1,058,819)	(135,585)	—	(95,051)	—	(4,890,965)
Balance on June 30, 2024	22,952,613	14,434,028	5,473,758	309,136	249,412	441,411	1,658,510	45,518,868
Additions	105,218	3,480,409	54,987	32	—	96,230	3,121,126	6,858,002
Write-offs, net (1)	(3,349)	(46,057)	(467)	(462)	(10,147)	1,164	4,709	(54,609)
Net transfers (2)	1,893,492	129,994	1,085,121	13,342	—	9,047	(3,148,734)	(17,738)
Subletting	—	(44,189)	—	—	—	—	—	(44,189)
Business combination - IPNET	—	533	—	—	—	532	—	1,065
Depreciation	(2,177,168)	(1,964,677)	(1,103,186)	(109,562)	—	(94,425)	—	(5,449,018)
Balance on December 31, 2024	22,770,806	15,990,041	5,510,213	212,486	239,265	453,959	1,635,611	46,812,381
Additions	82,232	990,620	50,203	593	—	70,230	2,836,734	4,030,612
Write-offs, net (1)	(75,090)	(24,398)	(17)	—	(308)	(7,379)	(16,514)	(123,706)
Net transfers (2)	2,000,636	265,960	571,911	8,068	—	(54,097)	(2,793,774)	(1,296)
Subletting	—	(38,654)	—	—	—	—	—	(38,654)
Business combination - Samauma	—	—	—	—	—	217	—	217
Depreciation (Note 25)	(2,240,974)	(1,995,578)	(1,097,688)	(77,264)	—	(41,152)	—	(5,452,656)
Balance on June 30, 2025	22,537,610	15,187,991	5,034,622	143,883	238,957	421,778	1,662,057	45,226,898

Balance on December 31, 2024
Cost	91,758,158	47,318,029	31,701,975	6,582,403	239,265	5,945,185	1,635,611	185,180,626
Accumulated depreciation	(68,987,352)	(31,327,988)	(26,191,762)	(6,369,917)	—	(5,491,226)	—	(138,368,245)
Total	22,770,806	15,990,041	5,510,213	212,486	239,265	453,959	1,635,611	46,812,381

Balance on June 30, 2025
Cost	93,458,729	47,957,658	31,942,498	6,579,535	238,957	5,958,800	1,662,057	187,798,234
Accumulated depreciation	(70,921,119)	(32,769,667)	(26,907,876)	(6,435,652)	—	(5,537,022)	—	(142,571,336)
Total	22,537,610	15,187,991	5,034,622	143,883	238,957	421,778	1,662,057	45,226,898

(1)	Infrastructure, includes R$99,294 and R$74,258 in 2025 and 2024, respectively, referring to the cancellation of lease agreements (Note 13.c)
(2)	Total balances refer to transfers between classes of fixed and intangible assets (Note 14.a).

13.b. Annual depreciation rates

The annual depreciation rates are presented below (lease assets rates presented in Note 13.c).

	Company						Consolidated
Description	06.30.2025			12.31.2024			06.30.2025			12.31.2024
Switching and transmission equipment and media	2.50%	to	66.67%	2.50%	to	66.67%	2.50%	to	66.67%	2.50%	to	66.67%
Infrastructure	2.50%	to	20.00%	2.50%	to	20.00%	2.50%	to	50.00%	2.50%	to	50.00%
Leased equipment (cell phones and modems)	20.00%	to	50.00%	20.00%	to	50.00%	20.00%	to	50.00%	20.00%	to	50.00%
Terminal equipment	10.00%	to	25.00%	10.00%	to	25.00%	10.00%	to	50.00%	10.00%	to	50.00%
Other P&E assets	10.00%	to	25.00%	10.00%	to	25.00%	10.00%	to	25.00%	10.00%	to	25.00%

29

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
INDIVIDUAL AND CONSOLIDATED INTERIM BALANCE SHEETS
On June 30, 2025 and December 31, 2024
(In thousands of Reais)

13.c. Additional information on leases

The balances and transactions of leases assets (Note 13.a), were:

	Consolidated
	Infrastructure	Switching and transmission equipment	Other	Total
Balance on December 31, 2023	11,862,992	203,519	13,606	12,080,117
Additions	1,209,521	48,054	—	1,257,575
Subletting (Note 13.a)	(21,101)	—	—	(21,101)
Depreciation	(1,631,043)	(41,221)	(2,774)	(1,675,038)
Cancellation of contracts	(55,588)	(1,189)	(21)	(56,798)
Balance on June 30, 2024	11,364,781	209,163	10,811	11,584,755
Additions	3,425,031	91,071	702	3,516,804
Subletting (Note 13.a)	(44,189)	—	—	(44,189)
Depreciation	(1,733,778)	(38,169)	(6,254)	(1,778,201)
Cancellation of contracts	(18,670)	(8,934)	—	(27,604)
Other changes	(3,947)	—	—	(3,947)
Balance on December 31, 2024	12,989,228	253,131	5,259	13,247,618
Additions	956,126	79,286	35,862	1,071,274
Subletting (Note 13.a)	(38,654)	—	—	(38,654)
Depreciation	(1,761,090)	(47,073)	(9,243)	(1,817,406)
Cancellation of contracts	(99,294)	(840)	—	(100,134)
Balance on June 30, 2025	12,046,316	284,504	31,878	12,362,698

Balance on December 31, 2024
Cost	29,418,847	520,634	130,315	30,069,796
Accumulated depreciation	(16,429,619)	(267,503)	(125,056)	(16,822,178)
Total	12,989,228	253,131	5,259	13,247,618

Balance on June 30, 2025
Cost	29,728,935	594,210	165,475	30,488,620
Accumulated depreciation	(17,682,619)	(309,706)	(133,597)	(18,125,922)
Total	12,046,316	284,504	31,878	12,362,698

Annual depreciation rates for leased assets:

	Company						Consolidated
Description	06.30.2025			12.31.2024			06.30.2025			12.31.2024
Infrastructure	2.36%	to	92.31%	2.36%	to	92.31%	2.36%	to	92.31%	2.36%	to	92.31%
Switching and transmission equipment and media	10.00%	to	66.67%	10.00%	to	66.67%	10.00%	to	66.67%	10.00%	to	66.67%
Other P&E assets	26.09%	to	37.50%	26.09%	to	37.50%	26.09%	to	37.50%	26.09%	to	40.00%

13.d. Property, plant and equipment items pledged in guarantee

On June 30, 2025 and December 31, 2024, consolidated PP&E offered as collateral in legal proceedings total R$11,517 and R$29,414, respectively.

30

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
INDIVIDUAL AND CONSOLIDATED INTERIM BALANCE SHEETS
On June 30, 2025 and December 31, 2024
(In thousands of Reais)

14. INTANGIBLE ASSETS

14.a. Balances and changes

	Company
	Indefinite useful life	Finite useful life
	Goodwill(1)	Licenses	Software	Trademarks	Customer portfolio	Other intangible assets	Software under development	Total
Balance on December 31, 2023	26,262,978	14,887,059	6,044,286	568,384	195,418	33,370	799,912	48,791,407
Additions	—	10,971	(60)	—	—	—	1,255,215	1,266,126
Net transfers(2)	—	—	1,403,481	—	—	—	(1,386,161)	17,320
Amortization (Note 25)	—	(657,097)	(1,128,888)	(42,103)	(54,812)	(1,332)	—	(1,884,232)
Balance on June 30, 2024	26,262,978	14,240,933	6,318,819	526,281	140,606	32,038	668,966	48,190,621
Additions	—	12,948	60	—	—	—	1,603,976	1,616,984
Write-offs, net	—	—	(3,591)	—	—	—	(651)	(4,242)
Net transfers(2)	—	—	1,463,781	—	—	—	(1,446,044)	17,737
Capital contribution in assets in subsidiary (Note 12.b.)	—	—	(2,077)	—	—	—	—	(2,077)
Amortization	—	(658,627)	(1,208,375)	(42,102)	(54,813)	(1,302)	—	(1,965,219)
Balance on December 31, 2024	26,262,978	13,595,254	6,568,617	484,179	85,793	30,736	826,247	47,853,804
Additions	—	—	55	—	—	—	1,348,357	1,348,412
Net transfers(2)	—	—	1,439,630	—	—	—	(1,438,334)	1,296
Amortization (Note 25)	—	(659,138)	(1,197,617)	(42,103)	(39,079)	(1,303)	—	(1,939,240)
Balance on June 30, 2025	26,262,978	12,936,116	6,810,685	442,076	46,714	29,433	736,270	47,264,272

Balance on December 31, 2024
Cost	26,262,978	29,772,875	30,633,046	1,658,897	4,536,912	269,557	826,247	93,960,512
Accumulated amortization	—	(16,177,621)	(24,064,429)	(1,174,718)	(4,451,119)	(238,821)	—	(46,106,708)
Total	26,262,978	13,595,254	6,568,617	484,179	85,793	30,736	826,247	47,853,804

Balance on June 30, 2025
Cost	26,262,978	29,772,875	32,068,540	1,658,897	4,536,912	269,557	736,270	95,306,029
Accumulated amortization	—	(16,836,759)	(25,257,855)	(1,216,821)	(4,490,198)	(240,124)	—	(48,041,757)
Total	26,262,978	12,936,116	6,810,685	442,076	46,714	29,433	736,270	47,264,272

31

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
INDIVIDUAL AND CONSOLIDATED INTERIM BALANCE SHEETS
On June 30, 2025 and December 31, 2024
(In thousands of Reais)

	Consolidated
	Indefinite useful life	Finite useful life
	Goodwill(1)	Licenses	Software	Trademarks	Customer portfolio	Other intangible assets	Software under development	Total
Balance on December 31, 2023	26,390,696	14,887,059	6,056,999	571,902	205,800	48,021	802,498	48,962,975
Additions	—	10,971	553	—	—	—	1,255,155	1,266,679
Net transfers(2)	—	—	1,403,481	—	—	—	(1,386,161)	17,320
Amortization (Note 25)	—	(657,097)	(1,130,968)	(42,662)	(55,493)	(3,053)	—	(1,889,273)
Balance on June 30, 2024	26,390,696	14,240,933	6,330,065	529,240	150,307	44,968	671,492	48,357,701
Additions	—	12,948	(553)	—	—	—	1,610,661	1,623,056
Write-offs, net	—	—	(3,592)	—	—	—	(650)	(4,242)
Net transfers(2)	—	—	1,471,426	—	—	—	(1,453,688)	17,738
Business combination – IPNET	174,439	—	—	10,099	28,749	27,136	—	240,423
Amortization	—	(658,627)	(1,210,506)	(43,167)	(56,930)	(3,799)	—	(1,973,029)
Balance on December 31, 2024	26,565,135	13,595,254	6,586,840	496,172	122,126	68,305	827,815	48,261,647
Additions	—	—	111	—	—	—	1,348,357	1,348,468
Net transfers(2)	—	—	1,440,018	(80)	(103)	(205)	(1,438,334)	1,296
Business combination – Samauma	59,597	—	6	5,929	—	9,346	—	74,878
Business combination – IPNET	1,660	—	—	—	—	—	—	1,660
Amortization (Note 25)	—	(659,138)	(1,200,414)	(43,784)	(42,531)	(5,413)	—	(1,951,280)
Balance on June 30, 2025	26,626,392	12,936,116	6,826,561	458,237	79,492	72,033	737,838	47,736,669

Balance on December 31, 2024
Cost	26,565,135	29,772,875	30,772,551	1,673,846	4,577,691	315,248	827,815	94,505,161
Accumulated amortization	—	(16,177,621)	(24,185,711)	(1,177,674)	(4,455,565)	(246,943)	—	(46,243,514)
Total	26,565,135	13,595,254	6,586,840	496,172	122,126	68,305	827,815	48,261,647

Balance on June 30, 2025
Cost	26,626,392	29,772,875	32,208,118	1,679,775	4,577,691	324,595	737,838	95,927,284
Accumulated amortization	—	(16,836,759)	(25,381,557)	(1,221,538)	(4,498,199)	(252,562)	—	(48,190,615)
Total	26,626,392	12,936,116	6,826,561	458,237	79,492	72,033	737,838	47,736,669

(1)	Refer to the operations of Santo Genovese Participações (2004); Spanish and Figueira (2006); Telefônica Television Participações (2008); Vivo Participações (2011); GVT Participações (2015); Garliava and Vita IT (2022), Vale Saúde Sempre (2023), IPNET (2024) and Samauma (2025)..
(2)	Total balances refer to transfers between classes of fixed and intangible assets (Note 13.a).

14.b. Annual amortization rates

	Company						Consolidated
Description	06.30.2025			12.31.2024			06.30.2025			12.31.2024
Licenses	3.60%	to	24.00%	3.60%	to	24.00%	3.60%	to	24.00%	3.60%	to	24.00%
Software	20.00%			20.00%			20.00%			20.00%
Trademarks	5.13%			5.13%			5.13%	to	23.53%	5.13%	to	23.50%
Customer portfolio	10.00%	to	12.50%	10.00%	to	12.50%	10.00%	to	20.69%	9.52%	to	20.70%
Other intangible assets	20.00%			20.00%			6.67%	to	20.00%	6.67%	to	20.00%

32

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
INDIVIDUAL AND CONSOLIDATED INTERIM BALANCE SHEETS
On June 30, 2025 and December 31, 2024
(In thousands of Reais)

15. PERSONNEL, SOCIAL CHARGES AND BENEFITS

	Company		Consolidated
	06.30.2025	12.31.2024	06.30.2025	12.31.2024
Social charges and benefits	696,581	563,773	769,406	614,595
Profit sharing	306,862	489,166	323,868	514,902
Share-based payment plans (Note 29)	134,254	124,592	136,236	126,019
Salaries and wages	34,320	33,065	45,659	46,747
Others	—	—	12,038	11,650
Total	1,172,017	1,210,596	1,287,207	1,313,913

Current	1,121,983	1,147,385	1,224,641	1,238,452
Non-current	50,034	63,211	62,566	75,461

16. TRADE ACCOUNTS PAYABLE

The Company and/or its subsidiaries do not have financing agreements with suppliers.

	Company		Consolidated
	06.30.2025	12.31.2024	06.30.2025	12.31.2024
Sundry suppliers (Opex, Capex, Services e Material)	7,887,853	7,820,642	8,322,935	8,194,196
Related parties (Note 28)	721,597	622,044	587,588	546,069
Amounts payable (operators, cobilling)	251,520	246,659	251,531	246,659
Interconnection / interlink	257,751	243,700	257,751	243,700
Total	9,118,721	8,933,045	9,419,805	9,230,624

17. TAXES, CHARGES AND CONTRIBUTIONS PAYABLE

	Company		Consolidated
	06.30.2025	12.31.2024	06.30.2025	12.31.2024
Fistel(1)	5,823,029	4,713,786	5,823,029	4,713,786
ICMS	1,350,911	1,256,662	1,428,865	1,328,010
PIS and COFINS	211,217	331,827	221,474	370,312
Fust and Funttel	104,804	102,773	104,804	102,773
Other taxes	183,946	179,173	197,184	199,639
Total	7,673,907	6,584,221	7,775,356	6,714,520

Current	1,490,456	1,520,447	1,524,396	1,585,936
Non-current	6,183,451	5,063,774	6,250,960	5,128,584

(1)	Refers to the remaining balances from 2020 to 2025 for which collection, according to decisions of the Federal Regional Court of the First Region, is suspended. The amount is classified as non-current liabilities plus SELIC interest.

33

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
INDIVIDUAL AND CONSOLIDATED INTERIM BALANCE SHEETS
On June 30, 2025 and December 31, 2024
(In thousands of Reais)

18. DIVIDENDS AND INTEREST ON EQUITY

18.a. Interest on equity receivable

	Company
	2025	2024
Balance at the beginning of the year	1,975	2,503
Proposed dividends from the previous year - Terra Networks	23,800	169,132
Dividends receipt - IoTCo	—	(2,452)
Balance on June 30	25,775	169,183
Dividends receipt - Terra Networks, IoTCo, ACT and AIX		(24,000)
Capital increase in subsidiary - Terra Networks		(145,183)
Interest on equity and dividends receivable (IoTCo)		1,975
Balance at the end of the year		1,975

Interest on equity and dividends received from the subsidiary are classified as “Investing Activities“ in the statement of cash flows.

18.b. Dividends and interest on equity payable

18.b.1. Balances

	Consolidated
	06.30.2025	12.31.2024
Telefónica	439,496	742,819
Telefónica Latinoamérica Holding	421,835	712,945
Telefónica Chile	649	1,096
Telefónica IoT & Big Data Tech	1,975	1,975
Non-controlling interest	633,236	778,255
Total	1,497,191	2,237,090

The amount payable to Telefónica IoT & Big Data Tech refers to the interest on equity (interim basis), as per IoT Co.

18.b.2. Changes

	Consolidated
	2025	2024
Balance at the beginning of the year	2,237,090	2,247,884
Interim interest on equity (net of IRRF) and dividends	1,122,000	726,750
Payment of dividends and interest on equity	(1,869,081)	(1,821,356)
IRRF on shareholders exempt/immune from interest on equity	7,182	3,114
Balance on June 30	1,497,191	1,156,392
Interim dividends and interest on equity (net of IRRF)		1,914,475
Unclaimed dividends and interest on equity		(126,977)
Payment of dividends and interest on equity		(711,043)
IRRF on shareholders tax exempt/immune from interest on equity		4,243
Balance at the end of the year		2,237,090

Interest on equity and dividends paid to shareholders are classified in “Financing Activities“ in the statement of cash flows.

34

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
INDIVIDUAL AND CONSOLIDATED INTERIM BALANCE SHEETS
On June 30, 2025 and December 31, 2024
(In thousands of Reais)

19. PROVISION AND CONTINGENCIES

The Company and its subsidiaries are party to administrative and judicial proceedings for labor, tax, regulatory and civil claims filed at different court levels. Management of the Company and its subsidiaries, under the advice of its legal counsel, recognized provision for legal proceedings when an unfavorable outcome is considered probable.

19.a. Balances and changes

At June 30, 2025, the nature and composition of the provisions with a probable risk of losses, and details of the contingent liability, provision for dismantling, refunds to customers and provision for fines for cancellation of lease contracts are the same as in Note 20) Provisions and Contingencies, disclosed in the financial statements for the year ended December 31, 2024, except for the amounts resulting from the acquisition of Samauma by Terra Networks (Note 1.c.1).

The balances and changes in the provision for probable risk of losses, in addition to contingent liabilities, provision for dismantling, amounts to be refunded to customers and provision for fines for cancellation of lease contracts are:

	Company
	Provision for legal demands
	Tax	Regulatory	Civil	Labor	Contingent liabilities (PPA)	Provision for fines for canceling lease agreements	Provision for decommissioning	Amounts to be refunded to customers	Total
Balance on December 31, 2023	2,651,109	1,760,866	1,222,935	679,468	991,034	40,993	407,246	96,601	7,850,252
Additions (reversal), net (Note 26)	(12,097)	15,688	140,959	193,361	(9,655)	9,342	(1,486)	—	336,112
Other additions	(371,052)	—	—	—	—	14,929	5,286	—	(350,837)
Write-offs due to payment	(11,669)	(10,772)	(173,621)	(196,620)	—	(1,284)	—	(3,108)	(397,074)
Interest accruals (Note 27)	(238,030)	79,523	170,574	93,518	34,968	—	(1,283)	—	139,270
Balance on June 30, 2024	2,018,261	1,845,305	1,360,847	769,727	1,016,347	63,980	409,763	93,493	7,577,723
Additions (reversal), net	49,789	(393,198)	108,544	227,018	(2,862)	(20,140)	(6,862)	—	(37,711)
Other additions (reversal)	(113,602)	—	—	—	—	—	4,356	—	(109,246)
Write-offs due to payment	(59,211)	(5,527)	(164,747)	(224,483)	—	(2,835)	—	(2,830)	(459,633)
Interest accruals	(32,736)	(295,485)	101,609	119,136	40,027	—	1,692	—	(65,757)
Balance on December 31, 2024	1,862,501	1,151,095	1,406,253	891,398	1,053,512	41,005	408,949	90,663	6,905,376
Additions (reversal), net (Note 26)	55,141	11,105	128,140	208,717	(9,324)	6,460	(6,873)	(90,663)	302,703
Other additions (reversal)(1)	(75,119)	(172,320)	—	—	—	—	3,808	—	(243,631)
Write-offs due to payment	(7,586)	(263)	(218,986)	(232,150)	—	(39)	—	—	(459,024)
Interest accruals (Note 27)	52,264	44,336	66,634	113,607	47,474	—	7,153	—	331,468
Balance on June 30, 2025	1,887,201	1,033,953	1,382,041	981,572	1,091,662	47,426	413,037	—	6,836,892

Balance on December 31, 2024
Current	160,947	195,063	572,308	696,484	—	41,005	—	90,663	1,756,470
Non-current	1,701,554	956,032	833,945	194,914	1,053,512	—	408,949	—	5,148,906
Total	1,862,501	1,151,095	1,406,253	891,398	1,053,512	41,005	408,949	90,663	6,905,376

Balance on June 30, 2025
Current	79,343	22,186	642,588	760,105	—	47,426	—	—	1,551,648
Non-current	1,807,858	1,011,767	739,453	221,467	1,091,662	—	413,037	—	5,285,244
Total	1,887,201	1,033,953	1,382,041	981,572	1,091,662	47,426	413,037	—	6,836,892

35

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
INDIVIDUAL AND CONSOLIDATED INTERIM BALANCE SHEETS
On June 30, 2025 and December 31, 2024
(In thousands of Reais)

	Consolidated
	Provision for legal demands
	Tax	Regulatory	Civil	Labor	Contingent liabilities (PPA)	Provision for fines for canceling lease agreements	Provision for decommissioning	Amounts to be refunded to customers	Total
Balance on December 31, 2023	2,753,323	1,760,866	1,226,995	693,712	1,002,901	40,993	407,246	96,601	7,982,637
Additions (reversal), net (Note 26)	(9,745)	15,688	141,822	193,160	(10,065)	9,342	(1,486)	—	338,716
Other additions (reversal)	(375,480)	—	—	3	—	14,929	5,286	—	(355,262)
Write-offs due to payment	(11,711)	(10,772)	(174,744)	(198,310)	—	(1,284)	—	(3,108)	(399,929)
Interest accruals (Note 27)	(235,549)	79,523	171,222	93,551	35,655	—	(1,282)	—	143,120
Balance on June 30, 2024	2,120,838	1,845,305	1,365,295	782,116	1,028,491	63,980	409,764	93,493	7,709,282
Additions (reversal), net	49,808	(393,198)	109,607	227,311	(2,452)	(20,140)	(3,597)	—	(32,661)
Other additions (reversal)	(113,602)	—	—	(3)	(410)	—	4,356	—	(109,659)
Write-offs due to payment	(59,211)	(5,527)	(165,583)	(225,410)	—	(2,835)	—	(2,830)	(461,396)
Business combination – IPNET	55,001	—	—	31,669	8,964	—	—	—	95,634
Interest accruals	(29,847)	(295,485)	101,822	119,858	40,546	—	1,691	—	(61,415)
Balance on December 31, 2024	2,022,987	1,151,095	1,411,141	935,541	1,075,139	41,005	412,214	90,663	7,139,785
Additions (reversal), net (Note 26)	55,133	11,105	129,268	208,752	(9,324)	6,461	(9,542)	(90,663)	301,190
Other additions (reversal)(1)	(75,119)	(172,320)	—	2	(1,780)	—	3,808	—	(245,409)
Write-offs due to payment	(7,579)	(263)	(220,163)	(234,645)	—	(39)	—	—	(462,689)
Business combination – Samauma (Note 1.c.1)	4,189	—	—	4,572	2,368	—	—	—	11,129
Interest accruals (Note 27)	56,624	44,336	66,406	114,265	48,259	—	7,153	—	337,043
Balance on June 30, 2025	2,056,235	1,033,953	1,386,652	1,028,487	1,114,662	47,427	413,633	—	7,081,049

Balance on December 31, 2024
Current	160,947	195,063	573,679	701,300	5,075	41,005	3,265	90,663	1,770,997
Non-current	1,862,040	956,032	837,462	234,241	1,070,064	—	408,949	—	5,368,788
Total	2,022,987	1,151,095	1,411,141	935,541	1,075,139	41,005	412,214	90,663	7,139,785

Balance on June 30, 2025
Current	79,847	22,186	643,739	763,137	3,871	47,427	596	—	1,560,803
Non-current	1,976,388	1,011,767	742,913	265,350	1,110,791		413,037		5,520,246
Total	2,056,235	1,033,953	1,386,652	1,028,487	1,114,662	47,427	413,633	—	7,081,049

(1)	In 2025 and 2024, relevant events occurred in the movements of tax and regulatory provisions, as follows: 2025: (i) tax: the Company joined the tax amnesty and refinancing programs in the States of RS and MG and; (ii) Regulatory: joined the Desenrola program. .2024: (i) tax: the Company joined the tax amnesty and refinancing programs in the States of SP and PR and; (ii) Regulatory: due to the Term of Commitment Related to the Self-Composition Negotiations for Adaptation of the STFC Concession Contracts to Authorization Instruments.

19.b. Tax provision and contingencies

Tax Amnesty and Refinancing Programs

State of Rio Grande do Sul

The Government of the State of Rio Grande do Sul, through Decree No. 58.067/2025, established an amnesty and refinancing program to encourage taxpayers to settle obligations at a discount ("Amnesty Program").

On April 15, 2025, the Management, under the advice of its legal counsel, joined the Amnesty Program for ICMS due, which met the legal requirements, based on the provisioned amount of R$163,528, which was reduced to R$73,593 (fees included).

The Amnesty Program establishes an installment plan in up to 18 installments, bearing SELIC interest plus 7% as fees for the State Attorney General's Office (“PGE”) with a 70% reduction in fines and interest (Note 20).

36

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
INDIVIDUAL AND CONSOLIDATED INTERIM BALANCE SHEETS
On June 30, 2025 and December 31, 2024
(In thousands of Reais)

	Company		Consolidated
Nature/Degree of Risk of loss	06.30.2025	12.31.2024	06.30.2025	12.31.2024
Probable	1,887,201	1,862,501	2,056,235	2,022,987
Federal	732,700	650,784	900,168	809,765
State	401,482	465,085	403,048	466,590
Municipal	129,136	136,995	129,136	136,995
FUST	623,883	609,637	623,883	609,637
Possible	41,358,444	40,541,704	41,755,025	40,850,071
Federal	4,473,992	4,394,336	4,499,667	4,419,439
State	26,261,436	25,760,253	26,261,554	25,760,365
Municipal	408,836	423,341	754,560	682,468
FUST, FUNTTEL and FISTEL	10,214,180	9,963,774	10,239,244	9,987,799

19.b.1. Tax provisions

Management, under the advice of legal counsel, believes that the following losses present a probable risk of loss for the federal, state, municipal and regulatory (FUST) tax proceedings:

Federal taxes

The Company and/or its subsidiaries are party to administrative and legal proceedings at the Federal level relating to: (i) claims for the non-ratification of compensation and refund requests; (ii) IRRF and CIDE on remittances abroad related to technical and administrative assistance and similar services, as well as royalties; (iii) Social Investment Fund (Finsocial) offset amounts; (iv) additional charges to the PIS and COFINS tax base, as well as additional charges for COFINS required by Law No. 9,718/1998; and (v) ex-tariff, cancellation of the benefits under CAMEX Resolution No. 6, increase in the import duty from 4% to 28%.

State taxes

The Company and/or its subsidiaries are party to administrative and judicial proceedings at the State level for ICMS, for: (i) disallowance of credits; (ii) nonpayment of tax on alleged telecommunications services; (iii) tax credit for challenges/disputes over telecommunication services not provided or wrongly charged (Agreement 39/01); (iv) rate differential; (v) leasing of infrastructure for internet services (data); (vi) outflows of goods with prices lower than those of acquisition; (vii) nonpayment of tax on discounts to customers; (viii) unmeasured services; (ix) CIAP credit; (x) monthly subscription, not covered by the modulation of the effects resulting from the judgment of the STF; and (xi) fine for non-compliance with an accessory obligation.

Municipal taxes

The Company and/or its subsidiaries are party to Municipal tax proceedings, at the judicial level, relating to: (i) Property tax (“IPTU“); (ii) Services tax (“ISS“) on equipment leasing services, non-core activities and supplementary activities and withholding of ISS on contractors' services.

FUST

The Company and/or its subsidiaries have judicial proceedings related to the non-inclusion of interconnection expenses and industrial exploitation of a dedicated line in the calculation basis of FUST.

37

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
INDIVIDUAL AND CONSOLIDATED INTERIM BALANCE SHEETS
On June 30, 2025 and December 31, 2024
(In thousands of Reais)

19.b.2. Possible risk of loss - tax contingencies

Management, under the advice of legal counsel, believes that the risk of loss for the following federal, state, municipal and regulatory (FUST, FUNTTEL and FISTEL) is possible:

Federal taxes

The Company and/or its subsidiaries are party to administrative and judicial proceedings, at the Federal level, which are awaiting decision at different court levels.

The more significant proceedings are: (i) contested non approval of requests for compensation submitted by the Company; (ii) INSS (a) SAT, social security amounts owed to third parties (INCRA and SEBRAE); (b) meals for employees, withholding of 11% (assignment of workforce); and (c) Stock Options – requirement of social security contributions on amounts paid to employees under the stock option plan; (iii) deduction of COFINS on swap operation losses; (iv) PIS and COFINS: (a) accrual basis versus cash basis; (b) levies on value-added services; and (c) monthly subscription services; (v) IPI levied on shipment of fixed access units from the Company's establishment; (vi) Financial transaction tax (IOF) – on loan transactions, intercompany loans and credit transactions; (vii) IRRF on capital gain on the sale of the GVT Group to the Company; and (viii) exclusion of ICMS from the PIS and COFINS calculation base.

State taxes

The Company and/or its subsidiaries are party to administrative and judicial proceedings, at the State level, related to ICMS, which are awaiting decision at different court levels: (i) rental of movable property; (ii) reversal of previously unused credits; (iii) service provided outside the State of São Paulo paid to the State of São Paulo; (iv) co-billing; (v) tax substitution with a fictitious tax base (tax guideline); (vi) use of credits on acquisition of electric power; (vii) secondary activities, value added and supplementary services; (viii) tax credits related to claims/challenges regarding telecommunications services not provided or mistakenly charged (Agreement 39/01); (ix) deferred collection of interconnection (“DETRAF“ – Traffic and Service Provision Document); (x) credits derived from tax benefits granted by other states; (xi) disallowance of tax incentives related to cultural projects; (xii) transfers of assets among business units owned by the Company; (xiii) communications service tax credits used in provision of services of the same nature; (xiv) card donation for prepaid service activation; (xv) reversal of credit from return and free lease in connection with assignment of networks (used by the Company itself and exemption of public bodies); (xvi) CDR/DETRAF fine; (xvii) own consumption; (xviii) exemption of public bodies; (xix) discounts granted; (xx) monthly subscription with discussion about minutes allowance; and (xxi) fine for non-compliance with an accessory obligation.

Municipal taxes

The Company and/or its subsidiaries are party to administrative and judicial proceedings, at the Municipal level, which are awaiting decision at different court levels.

The more significant proceedings are: (i) ISS on: (a) non-core activity, value-added and supplementary services; (b) withholding at source; (c) call identification and mobile phone licensing services; (d) full-time services, provision, returns and cancelled tax receipts; (e) data processing and antivirus; (f) charge for use of mobile network and lease of infrastructure; (g) advertising services; and (h) services provided by third parties; (ii) IPTU; (iii) land use tax; and (iv) various municipal charges.

FUST, FUNTTEL and FISTEL

Universal Telecommunications Services Fund (“FUST“)

Writs of mandamus were filed seeking the right to exclude revenues from interconnection and Industrial Use of Dedicated Line (“EILD“) in the FUST tax base, according to Abridgment No. 7 of December 15, 2005, as it does not comply with the provisions contained in the sole paragraph of Article 6 of Law No. 9,998/2000, which are awaiting a decision from Higher Courts.

38

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
INDIVIDUAL AND CONSOLIDATED INTERIM BALANCE SHEETS
On June 30, 2025 and December 31, 2024
(In thousands of Reais)

Various administrative and judicial charges by ANATEL in administrative scope for the constitution of the tax credit related to interconnection, EILD and other revenues that do not originate from the provision of telecommunication services.

On June 30, 2025 and December 31, 2024, the consolidated amount totaled R$5,966,221 and R$5,813,657, respectively.

Fund for Technological Development of Telecommunications (“FUNTTEL“)

Proceedings have been filed for the right not to include interconnection revenues and any others arising from the use of resources that are party of the networks in the FUNTTEL calculation basis, as determined by Law 10,052/2000 and Decree No. 3,737/2001, thus avoiding improper application of Article 4, paragraph 5, of Resolution 95/2013.

There are several notifications of charges from the Ministry of Communications in administrative actions for constitution of the tax credit related to the interconnection, network resources and other revenues that do not originate from the provision of telecommunication services.

On June 30, 2025 and December 31, 2024, the consolidated amount totaled R$2,130,874 and R$2,085,332, respectively.

Telecommunications Inspection Fund (“FISTEL“)

There are judicial actions for the collection of TFI on: (i) extensions of the term of validity of the licenses for use of telephone exchanges associated with the operation of the fixed switched telephone service; and (ii) extensions of the period of validity of the right to use radiofrequency associated with the operation of the telephone service personal mobile service.

On June 30, 2025 and December 31, 2024, the consolidated amount totaled R$2,142,149 and R$2,088,810, respectively.

19.c. Regulatory provision and contingencies

Regulatory Amnesty - Approval by the Attorney General's Office ("AGU")

The Federal Attorney General's Office ("PGF") published Notice of Transaction by Adhesion No. 1/2024/PGF/AGU, supported by Law No. 14,973, of September 16, 2024, and by Normative Ordinance PGF No. 150, disclosing possible extraordinary pending obligations with federal public agencies and foundations, which includes Regulatory Agencies.

On December 30, 2024, the Company's Management, guided by its legal advisors, submitted a request to join the program, with a discount of approximately 55%. The total amount was subject to fees for the PGF.

The Company's application was accepted on February 12, 2025. The transaction was completed on February 25, 2025, with the payment of the corresponding Federal Collection Guides.

	Company / Consolidated
Nature/Degree of Risk of loss	06.30.2025	12.31.2024
Probable	1,033,953	1,151,095
Possible	3,034,238	3,066,637

19.c.1. Regulatory provisions

Management, under the advice of legal counsel, believes the likelihood of loss of the following regulatory proceedings to be probable:

The Company is a party to administrative proceedings initiated mainly by ANATEL, alleging non-compliance with sectoral regulations, as well as filing legal proceedings, mostly, sanctions applied by ANATEL at the administrative level. These include:

39

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
INDIVIDUAL AND CONSOLIDATED INTERIM BALANCE SHEETS
On June 30, 2025 and December 31, 2024
(In thousands of Reais)

•	Burden: Specifically regarding the payment of the onerous charge applied to Personal Mobile Service (SMP) (SMP burden), there is a dispute as to whether revenues are due for radio frequency renewal. The Company, together with its legal counsel, assesses that there is a probable loss for the SMP burden regarding data revenue, due to the existence of unfavorable decisions both by ANATEL in 2021 and in the lower court. Although the Company managed to overturn one of the unfavorable decisions, with the judgment of the Company's Appeal in the lower court, this decision is not final, and ANATEL has already appealed. The Company is now paying amounts prospectively for ANATEL, starting in 2022, accordingly, the provision is maintained.
•	General User Rights (“DGU”): The Company and/or its subsidiaries are involved in administrative and judicial discussions regarding the rights of users of telecommunications services, with regard the General Regulation of Consumer Rights of Telecommunications Services (“RGC”), approved by Resolution No. 632/2014, especially regarding the provision of services, collection of amounts, disputes, reimbursement, among others.
•	Quality: The Company and/or its subsidiaries are involved in administrative and judicial discussions regarding telecommunications services arising from STFC, SMP, SeAC and SCM concessions, compliance with the indicators that measure the quality of these services nationwide, based on the Telecommunications Services Quality Regulation (“RQUAL”), approved by Resolution No. 717/2019.
•	Relationship with other Providers: The Company and/or its subsidiaries are involved in administrative and legal discussions affecting the regulatory relationship with other telecommunications service providers regarding interconnection, EILD, and the supply of other wholesale products.

The consolidated amounts in the topics highlighted above totaled R$937,753 and R$953,080 on June 30, 2025 and December 31, 2024, respectively.

Other cases:

•	The Company and/or its subsidiaries are involved in administrative and legal discussions regarding other matters, including for service interruptions, various regulatory obligations, technical irregularities, Public Civil Actions, among others.
•	On October 1, 2024, the Company was advised of a Monitoring and Control Procedure ("PAC") for Reimbursement to monitor compliance with the obligation to compensate consumers identified in a Procedure for Determining Non-Compliance with Obligations ("PADO") that is in progress. As the original PADO has not issued its final decision, a request was made to suspend the PAC, which was accepted by ANATEL through a Decision.

The consolidated amounts in the topics highlighted above totaled R$96,200 and R$198,015 on June 30, 2025 and December 31, 2024, respectively.

40

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
INDIVIDUAL AND CONSOLIDATED INTERIM BALANCE SHEETS
On June 30, 2025 and December 31, 2024
(In thousands of Reais)

19.c.2. Possible risk of losses - regulatory contingencies

Management, under the advice of legal counsel, believes the likelihood of loss of the following regulatory proceedings is possible:

•	Dispute regarding revenues in the calculation of the burden due to the extension of radio frequencies associated with SMP (except for SMP data revenues in Note c.1). ANATEL believes that the calculation of the burden should consider 2% on all economic profits resulting from the provision of the SMP service. The Company believes that the revenues that are not part of the SMP service plans, such as interconnection, SVA, revenues earned in the 15th year of the licenses' validity and others, should not be considered in the calculation of the burden. Accordingly, the Company filed administrative claims and lawsuits to challenge ANATEL's burden charges. In July 2024, ANATEL's Board of Directors ruled on the PAC for the calculation of the burden for the 2016 biennium, related to the extension of the radio frequency associated with the SMP, the result of which was partially favorable to the Company. It decided to include the restricted scope in the calculation methodology, resulting in a reduction in amounts. In this regard, ANATEL has already proceeded with the recalculation of the 2017 and 2018 biennium, to record the effects of the decision, with the remaining periods pending recalculation by ANATEL. Other proceedings may be impacted by this decision, with pending recalculation by ANATEL. The estimated possible loss prognosis for the SMP burden, is R$1,091,398 and R$1,024,955 on June 30, 2025 and December 31, 2024, respectively.
•	Legal proceeding filed by the Company to overturn a decision by CADE, alleging that certain operators (Claro, Oi Móvel and the Company) had engaged in anticompetitive conduct by forming the Rede Correios Consortium to compete in electronic auction No. 144/2015, held by the Brazilian Post and Telegraph Company; and that there was alleged price discrimination by the Company in relation to services offered to BT Brasil Serviços de Telecomunicações Ltda (“BT”), imposing a fine of R$28,394, which update with interest totals R$40,469 and R$38,109 on June 30, 2025 and December 31, 2024, respectively. This action seeks to annul the aforementioned sanction, based on (i) no legal prohibition to form a consortium to participate in a public bidding process; (ii) the lack of typicality and the impossibility of sanctioning by analogy; and (iii) the absence of clear criteria for calculating the sanction and the lack of reasonableness. The case is in the first instance awaiting a ruling.
•	The PADO that deals with coverage targets for which the fine applied was R$127,741, which updated with interest totals R$175,435 and R$167,658 on June 30, 2025 and December 31, 2024, respectively, exchanging the formal with alternative means of settling the fine, by way of investment in the installation of a 4G radio base station in 188 locations no having access to this technology, within two and a half years, including year one maintenance costs. The installation will not be performed by range sharing, swap, network rental, industrial exploration contracts, or other contractual means. Upon confirmation by ANATEL, compliance within the determined period will be subject to monitoring.
•	On October 1, 2024, the Company was advised of a Monitoring and Control Procedure (“PAC”) for Compensation to monitor compliance with the obligation to provide compensation to consumers identified in a Procedure for Determining Non-Compliance with Obligations (“PADO”) which is in progress, which updated with interest totals R$38,277 and R$35,968 on June 30, 2025 and December 31, 2024, respectively. As the original PADO has no final decision yet, a request was made to suspend the PAC, which was accepted by ANATEL through a Decision.

The consolidated amounts in the topics highlighted above totaled R$1,345,579 and R$1,266,690 on June 30, 2025 and December 31, 2024, respectively.

In addition to the specific cases above, the Company is involved in administrative proceedings instituted mainly by ANATEL (other agents, including other operators, also have claims against the Company) based on alleged non-compliance with sectoral regulations, as well as ordinary legal proceedings and writs of mandamus, mainly, sanctions applied by ANATEL in the administrative sphere (Note 19.c.1), namely: General User Rights (“DGU”); Quality and Relationship between Providers. The consolidated amounts involved totaled R$1,227,682 and R$1,230,427 on June 30, 2025 and December 31, 2024, respectively.

41

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
INDIVIDUAL AND CONSOLIDATED INTERIM BALANCE SHEETS
On June 30, 2025 and December 31, 2024
(In thousands of Reais)

Other cases:

•	The Company and/or its subsidiaries are involved in administrative and legal matters, such as coverage targets, service interruptions, various regulatory obligations, technical irregularities, payment of public prices for the acquisition of radio frequencies, compensation for unused frequency bands previously granted to the MMDS, Public Civil Actions, among others.
•	The Company is a party to legal proceedings concerning the suspension of services, non-increase of tariffs, repairs and maintenance of poles, not currently inestimable. These proceedings are still awaiting judgment in the respective courts.

The consolidated amounts in the matters highlighted above totaled R$460,977 and R$569,520 on June 30, 2025 and December 31, 2024, respectively.

19.d. Civil provision civil contingencies

	Company		Consolidated
Nature/Degree of Risk of loss	06.30.2025	12.31.2024	06.30.2025	12.31.2024
Probable	1,382,041	1,406,253	1,386,652	1,411,141
Possible	1,901,984	1,976,995	1,926,099	2,000,926

19.d.1. Civil provisions

Management, under the advice of legal counsel, believes that the following civil proceedings will result in probable losses:

•	The Company is a party to proceedings involving rights to the supplementary amounts from shares calculated on community telephony plants and network expansion plans since 1996 (supplement of share proceedings). These proceedings are at different stages: lower courts, court of justice and high court of justice. On June 30, 2025 and December 31, 2024, the provision was R$139,375 and R$152,109, respectively.
•	The Company and/or its subsidiaries are party to various civil proceedings related to individual matters at a consumer level, relating to the non-provision of services and/or products sold. On June 30, 2025 and December 31, 2024, the provision was R$265,385 and R$293,571, respectively.
•	The Company and/or its subsidiaries are party to various civil proceedings of a consumer and non-consumer nature at administrative and judicial levels, all arising in the ordinary course of business. On June 30, 2025 and December 31, 2024, the provision was R$981,892 and R$965,461, respectively.

19.d.2. Possible losses - civil contingencies

Management, under the advice of legal counsel, believes that the risk of losses is possible for the following civil proceedings:

•	The Company and its subsidiaries are party to other civil claims, at several levels, related to service rendering rights. Such claims have been filed by individual consumers, civil associations representing consumer rights of consumers or by the Consumer Protection (“PROCON“), as well as by the Federal and State Public Prosecutor's Office. The Company is also party to other claims of several types related to the ordinary course of business.
•	Intellectual Property: Lune Projetos Especiais Telecomunicação Comércio e Ind. Ltda. (“Lune“), a Brazilian company, filed lawsuits on November 20, 2001, against 23 wireless carriers claiming to own the patent for “Bina“, a caller ID. The purpose of the lawsuit was to interrupt provision of such service by carriers and to seek indemnification equivalent to the amount paid by consumers for using the service.

42

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
INDIVIDUAL AND CONSOLIDATED INTERIM BALANCE SHEETS
On June 30, 2025 and December 31, 2024
(In thousands of Reais)

An unfavorable decision was handed down determining that the Company should refrain from selling mobile phones with the Bina ID service, subject to a daily fine of R$10 in the event of non-compliance. Furthermore, according to that decision, the Company must pay indemnification for royalties, to be calculated on settlement. Motions for Clarification were proposed by all parties and Lune's motions for clarification were accepted since an injunctive relief in this stage of the proceedings was deemed applicable. A review appeal was filed which granted a stay of execution suspending the unfavorable decision until final judgment in view of the sentence handed down on June 30, 2016, by the 4th Chamber of the Court of Justice of the Federal District, to annul the lower court sentence and remit the proceedings back to the lower court for a new examination. An expert report was submitted and the claims were dismissed. The parties filed an appeal. On February 1, 2023, the Court of Justice of the Federal District and Territories (“TJDFT”) judged the appeals and, unanimously, dismissed them, upholding the sentence of inadmissibility. Subsequently, a Special Appeal was filed by Lune, addressed by the Superior Court of Justice. An internal appeal was filed by Lune, which has not yet been judged. Management is unable to reasonably estimate a liability with respect to this claim.

•	The Company, together with other operators that provide telecommunications services, is a defendant in disputes that challenge the practice adopted by operators of imposing a prescriptive term for the use of prepaid minutes. In other words, the plaintiff claims that the minutes of the prepaid package should not expire after the end of a specific term, and can be used at any time by the consumer. The TRF of the 6th Region, the public civil action that was originally processed in Uberlândia/MG forwarded it to the new TRF, which rejected the necessary referral, maintaining the inadmissibility of the claims made by the MPF, with the decision of the TRF of the 6th Region having already become final. There is still an ongoing public civil action, which was originally processed in Belém/PA, which is awaiting judgment in the TRF of the 1st Region, as well as the public civil action proposed by the OAB/SP against the Federal Union, ANATEL and operators, which was summarily extinguished, but which, by decision of the TRF of the 3rd Region, determined the processing of the action, without any sentence having been handed down yet.

19.e. Labor provision and contingencies

	Company		Consolidated
Nature/Degree of Risk of loss	06.30.2025	12.31.2024	06.30.2025	12.31.2024
Probable	981,572	891,398	1,028,487	935,541
Possible	1,228,339	1,329,707	1,241,578	1,346,257

The labor provision and contingencies involve several labor claims of former employees and former outsourced employees (claiming secondary obligor or joint liability), for among others: differences in overtime pay, variable remuneration, salary parity, additional unhealthy or dangerous practices.

43

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
INDIVIDUAL AND CONSOLIDATED INTERIM BALANCE SHEETS
On June 30, 2025 and December 31, 2024
(In thousands of Reais)

20. LOANS, FINANCING, DEBENTURES, LEASES AND OTHER CREDITORS

On June 30, 2025, the contractual conditions of loans, financing, debentures and leases are the same as in Note 21) Loans, Financing, Debentures, Leases and Other Creditors, disclosed in the financial statements for the year ended December 31, 2024, except for the events described in item 20.a.3) of this Note.

20.a. Balances

		Consolidated
		06.30.2025			12.31.2024
	Annual interest rate	Current	Non-current	Total	Current	Non-current	Total
Leases (a.1)		4,634,773	9,917,630	14,552,403	4,520,626	10,725,980	15,246,606

Debentures (7th issue) (a.2)	CDI + 1,12% / CDI + 1,35%	1,731,724	2,000,000	3,731,724	1,695,214	2,000,000	3,695,214

Loans and financing (a.3)		426,767	1,604,796	2,031,563	232,118	1,572,592	1,804,710
5G Licenses	SELIC	65,639	984,578	1,050,217	62,811	942,159	1,004,970
Liabilities for acquisition of a company		60,205	211,627	271,832	26,182	207,167	233,349
Acquisition of Vita IT by TIS (2022)	IPCA	22,707	17,365	40,072	22,290	41,289	63,579
Acquisition of Vale Saúde by POP (2023)	DI	—	3,809	3,809	—	3,578	3,578
Acquisition of IPNET by CloudCo Brasil (2024)	IPCA / SELIC	13,611	154,103	167,714	3,892	162,300	166,192
Acquisition of Samauma by Terra Networks (2025)	CDI	23,887	36,350	60,237	—	—	—
Tax Refinancing and Amnesty Program	SELIC	180,334	295,271	475,605	130,563	313,799	444,362
Financial institutions	CDI + 2,9% / Pré	2,761	3,149	5,910	2,386	2,500	4,886
Other creditors		117,828	110,171	227,999	10,176	106,967	117,143
Subscriptions for senior shares in Vivo Money	CDI + 3,75%	26,931	61,187	88,118	9,466	58,652	68,118
Program unfolds	Pré	90,204	—	90,204	—	—	—
CloudCo Loan Agreement with TC&CT	Euribor 6M + 2,40%	693	48,984	49,677	710	48,315	49,025
Total		6,793,264	13,522,426	20,315,690	6,447,958	14,298,572	20,746,530

All liabilities were contracted in Brazilian Reais (R$), except for the loan agreement entered into on September 26, 2024, between the Company's subsidiary - CloudCo Brasil and Telefónica Cybersecurity & Cloud Tech (a Telefónica Group company), which was contracted in Euros.

20.a.1. Leases

The consolidated annual weighted average rates of the lease contracts were 12.91% and 12.17%, with average maturity terms of 4.82 years and 5.12 years on June 30, 2025 and December 31, 2024, respectively.

44

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
INDIVIDUAL AND CONSOLIDATED INTERIM BALANCE SHEETS
On June 30, 2025 and December 31, 2024
(In thousands of Reais)

The balances of the lease payables are as follows:

	Consolidated
	06.30.2025	12.31.2024
Nominal value payable	19,432,319	20,401,868
Unrealized financial expenses	(4,879,916)	(5,155,262)
Present value payable	14,552,403	15,246,606

Current	4,634,773	4,520,626
Non-current	9,917,630	10,725,980

20.a.2. Debentures

The debentures are “Sustainability-linked”, (Debentures linked to Environmental, Social and Corporate Governance (“ESG”) performance), as defined by the International Capital Market Association for the Sustainability-Linked Bond Principles, June 2020 version.

The debentures are subject to early maturity events, as set out in clause 6.30 of “Early Maturity” of the Deed of Issuance (“Deed”), which may or may not be automatic upon: (i) non-compliance , by the Company, of any pecuniary or non-pecuniary obligation relating to the debentures and/or provided for in the Deed, not resolved within the deadlines provided for in the Deed; (ii) liquidation, dissolution or extinction of the Company in the manner provided for in the Deed; (iii) spin-off, merger, incorporation, incorporation of shares or any form of corporate reorganization involving the Company, as provided for in the Deed; (iv) early maturity of any debts and/or financial obligations of the Company within the scope of the financial market and capital market operations, local or international, under the terms set out in the Deed; (v) make the distribution and/or payment of dividends, interest on equity or make any other payments to its shareholders, if the Company is in default with any of its pecuniary obligations relating to the debentures; (vi) transfer, by the Company, by any means, assignment or promise of assignment to third parties, of the rights and obligations acquired or assumed in the documents relating to the debentures; (vii) reduction of the Company's share capital, as provided for in article 174, paragraph 3, of the Brazilian Corporation Law, except if for (a) absorption of losses or (b) distribution of resources to the Company's shareholders, up to the limit of 15% of the Company's share capital, individually or in aggregate, on the date of execution of the Deed of Issue; and (viii) disposal of, or creation of liens or encumbrances on, relevant operating assets of the Company, provided that they represent, individually or in aggregate, 15% or more of the Company's total assets, based on the Periodic Financial Statements immediately prior to the date of the event.

Failure to comply with any of the above covenants could result in default under the debenture indenture, which would have a material adverse effect on the Company's financial condition. These clauses are strictly monitored by the Company, aiming to ensure compliance with contractual obligations and guarantee the continuity of the debenture and maintenance of the Company's financial situation.

On June 30, 2025 and December 31, 2024, all applicable covenants had been complied with by the Company.

20.a.3. Loans and Financing

In the quarter ended June 30, 2025, new events are described below:

45

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
INDIVIDUAL AND CONSOLIDATED INTERIM BALANCE SHEETS
On June 30, 2025 and December 31, 2024
(In thousands of Reais)

Liabilities for acquisition of companies

Acquisition of Samauma by Terra (Note 1.c.1)

The total purchase consideration for the acquisition of Samauma by Terra Networks in 2025, including the price adjustments agreed between the parties, is up to R$80,000, accruing DI interest between the closing date of the transaction and 10 days before the actual payment. This includes, R$22,000 paid in cash upon completion of the transaction; the remainder will be paid in accordance with the contractual clauses. The balance on June 30, 2025 was R$60,237.

Tax Amnesty and Refinancing Program

State of Rio Grande do Sul

The Company joined the Tax Amnesty Refinancing Program for ICMS related lawsuits in the State of Rio Grande do Sul. Accordingly, the remaining installment of R$73,593 was classified as a financing, which will be paid in 18 installments bearing SELIC interest. The balance as of June 30, 2025, was R$62,033.

State of Minas Gerais

The Company joined the Tax Amnesty and Refinancing Program for ICMS on electricity bills lawsuits in the State of Minas Gerais in the amount of R$54,646. Upon joining this installment program, a cash payment of R$2,732 was made and the remaining balance of R$51,913 is to be paid in monthly installments bearing SELIC interest, with the final installment due in February 2026. In June 2025, the Company joined a Refis program for this installment plan, with the initial balance of R$35,320 with a down payment of R$2,943. The balance on June 30, 2025, was R$32,377.

Financial institutions

Samauma, acquired by Terra Networks in 2025, has bank loans with financial institutions with pre-fixed rates. The interest and principal will be repaid in 2025. The balance on June 30, 2025 was R$2,524.

Other creditors

Desenrola Program

The Company joined the Desenrola Program in order to renegotiate regulatory debts in the amount of R$173,796. This balance will be paid in monthly installments, plus interest of 1.43% per month, with the final installment due in September 2025. The balance on June 30, 2025 was R$90,204.

20.b. Repayment schedule (non-current)

	Consolidated
Year	Leases	Debentures	5G Licenses	Liabilities for the acquisition of companies	Tax amnesty program	Financial institutions	Other creditors	Total
13 to 24 months	3,348,197	—	65,639	51,873	109,362	2,874	29,372	3,607,317
25 to 36 months	2,483,334	2,000,000	65,639	36,032	96,944	275	78,351	4,760,575
37 to 48 months	1,789,406	—	65,639	112,505	84,876	—	2,448	2,054,874
49 to 60 months	1,102,866	—	65,639	11,217	4,089	—	—	1,183,811
From 61 months	1,193,827	—	722,022	—	—	—	—	1,915,849
Total	9,917,630	2,000,000	984,578	211,627	295,271	3,149	110,171	13,522,426

46

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
INDIVIDUAL AND CONSOLIDATED INTERIM BALANCE SHEETS
On June 30, 2025 and December 31, 2024
(In thousands of Reais)

20.c. Changes in balances

	Consolidated
	Leases	Debentures	5G Licenses	Financial institutions	Liabilities for the acquisition of companies	Refinancing and Amnesty Program	Other creditors	Total
Balance on December 31, 2023	13,596,039	3,721,589	1,300,686	—	88,888	—	30,025	18,737,227
Income, with effects on cash and cash equivalents	—	—	—	—	—	—	38,000	38,000
Income, excluding cash and cash equivalents	1,257,575	—	—	—	—	371,052	—	1,628,627
Financial charges / Fair value (Note 27)	793,630	207,123	48,206	—	3,561	5,899	3,680	1,062,099
Write-offs (cancellation of contracts)	(46,832)	—	—	—	(280)	—	—	(47,112)
Write-offs (payments) – Principal	(1,240,500)	—	(285,250)	—	(22,927)	(21,966)	—	(1,570,643)
Write-offs (payments) – financial charges	(720,248)	(237,925)	(2,243)	—	(3,861)	(263)	(3,680)	(968,220)
Balance on June 30, 2024	13,639,664	3,690,787	1,061,399	—	65,381	354,722	68,025	18,879,978
Income, with effects on cash and cash equivalents	—	—	—	—	—	—	45,084	45,084
Income, excluding cash and cash equivalents	3,516,804	—	—	—	—	113,602	—	3,630,406
Exchange variation	—	—	—	—	—	—	2,598	2,598
Financial charges / Fair value	837,363	209,925	6,381	73	3,897	15,544	6,079	1,079,262
Business combination – IPNET	—	—	—	5,563	163,792	—	—	169,355
Write-offs (cancellation of contracts)	(22,289)	—	—	—	280	—	—	(22,009)
Write-offs (payments) – Principal	(1,841,045)	—	(46,437)	(750)	—	(36,164)	—	(1,924,396)
Write-offs (payments) – financial charges	(879,944)	(205,498)	(16,373)	—	(1)	(3,342)	(4,643)	(1,109,801)
Other changes	(3,947)	—	—	—	—	—	—	(3,947)
Balance on December 31, 2024	15,246,606	3,695,214	1,004,970	4,886	233,349	444,362	117,143	20,746,530
Income, with effects on cash and cash equivalents	—	—	—	—	—	—	20,000	20,000
Income, excluding cash and cash equivalents	1,071,274	—	—	—	—	126,388	169,593	1,367,255
Exchange variation (Note 27)	—	—	—	—	—	—	100	100
Financial charges / Fair value (Note 27)	835,779	246,664	45,247	392	9,781	23,470	17,456	1,178,789
Business combination – Samauma (Note 1.c.1)	—	—	—	11,921	58,000	—	—	69,921
Settlement by offsetting judicial deposit	—	—	—	—	—	(38,745)	—	(38,745)
Write-offs (cancellation of contracts)	(105,372)	—	—	—	—	—	—	(105,372)
Write-offs (payments) – Principal	(1,721,960)	—	—	(10,897)	(26,058)	(67,065)	(80,452)	(1,906,432)
Write-offs (payments) – financial charges	(773,924)	(210,154)	—	(392)	(3,240)	(12,805)	(15,841)	(1,016,356)
Balance on June 30, 2025	14,552,403	3,731,724	1,050,217	5,910	271,832	475,605	227,999	20,315,690

21. DEFERRED REVENUE

	Company		Consolidated
	06.30.2025	12.31.2024	06.30.2025	12.31.2024
Contractual Liabilities (customer contracts)(1)	828,671	772,642	1,186,508	1,016,935
Disposal of PP&E(2)	58,981	61,919	58,981	61,919
Government grants	2,627	6,714	2,627	6,714
Other(3)	7,859	7,964	177,612	60,478
Total	898,138	849,239	1,425,728	1,146,046

Current	798,896	724,157	1,244,424	1,019,134
Non-current	99,242	125,082	181,304	126,912

(1)	Refers to the balance of contractual liabilities of customers, deferred until performance obligations are satisfied.
(2)	Includes the net balances of the residual values from sale of non-strategic towers and rooftops, transferred to income as the conditions for recognition are met.
(3)	The consolidated amounts include the resale of software licenses from the indirect subsidiary TIS.

47

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
INDIVIDUAL AND CONSOLIDATED INTERIM BALANCE SHEETS
On June 30, 2025 and December 31, 2024
(In thousands of Reais)

22. OTHER LIABILITIES

	Company		Consolidated
	06.30.2025	12.31.2024	06.30.2025	12.31.2024
Reverse split and split of shares (Note 23)(1)	825,663	—	825,663	—
Surplus from post-employment benefit plans (Note 30)	749,346	720,731	757,654	728,559
Liabilities payable to ANATEL(2)	970,022	1,039,492	970,022	1,039,492
Third-party withholdings(3)	164,014	205,671	175,166	218,244
Liabilities with related parties (Note 28)	124,143	134,594	116,839	133,928
Amounts to be refunded to customers	126,601	124,398	132,813	126,867
Other liabilities	117,330	74,192	117,852	74,660
Total	3,077,119	2,299,078	3,096,009	2,321,750

Current	1,420,918	663,204	1,431,693	678,263
Non-current	1,656,201	1,635,874	1,664,316	1,643,487

(1)	Refers to stocks splits (Note 23.a.2).
(2)	Includes the cost of renewing STFC and SMP licenses.
(3)	This refers to payroll withholdings and taxes withheld from pay-outs of interest on equity and on provision of services.

23. EQUITY

23.a. Capital

Pursuant to Law No. 6,404 of December 15, 1976 (“Corporation Law”), Article 166, item IV) – capital may be increased by an Extraordinary Shareholders' Meeting Resolution by modifying the Articles of Incorporation, if the authorized capital increase limit has been reached.

The shareholders will have preemptive rights to subscribe to a capital increase, in proportion to their number of shares. By resolution of the Board of Directors, the preemptive right in the issuance of shares, convertible debentures and subscription bonus, by placement through sale on the Stock Exchange or public subscription, exchange for shares in a public offer for acquisition may be excluded control, under the terms of articles 257 and 253 of the Corporation Law, as well as enjoy tax incentives, under the terms of special legislation, as provided for in article 172 of the Corporation Law.

23.a.1) Reduction of the Company's Capital

A Material Fact notice was issued to the market on November 5, 2024, advising of the Board of Directors approval of (i) a proposal, subject to deliberation at an EGM, for a return of capital to shareholders of R$2.0 billion, without the cancellation of shares issued by the Company reducing capital; and (ii) convening an EGM to deliberate on said capital reduction proposal and amendment to the Company's Articles of Incorporation. On December 18, 2024, the Company's EGM approved the reduction of its capital, under the terms detailed in the Material Fact Notice.

The share capital reduction is to optimize the Company’s capital structure generating value for its shareholders. Following the approval at the EGM, the capital reduction was subject to a notice period of 60 days from the publication of the respective minutes, as provided for in Article 174 of the Brazilian Corporation Law.

48

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
INDIVIDUAL AND CONSOLIDATED INTERIM BALANCE SHEETS
On June 30, 2025 and December 31, 2024
(In thousands of Reais)

On February 18, 2025, pursuant to Article 157, paragraph 4 of the Brazilian Corporation Law and the provisions of CVM Resolution No. 44 of August 23, 2021, informed its shareholders and the market in general, of the implementation proposed in the Material Fact notices of November 5, 2024 and December 18, 2024, that the reduction of capital became fully effective on February 17, 2025, as provided for in Article 174 of the Brazilian Corporation Law.

On February 27, 2025, the Company informed its shareholders that, following its acquisition of own shares under the Company's Share Buyback Program, the unit value per share to be paid as a result of the reduction in share capital approved at the Extraordinary General Meeting held on December 18, 2024 will be R$1.23337023478 per common share issued by the Company.

The return of capital from the capital reduction was settled on July 15, 2025, based on the individual shareholder positions as per the Company’s books of record by February 27, 2025 (inclusive). After this date, the shares issued by the Company were considered "ex-refund rights."

23.a.2) Split and reverse split of the Company's shares

On March 13, 2025, the Company, pursuant to article 157, paragraph 4, of Law No. 6,404/1976, and CVM Resolution No. 44/2021, informed its shareholders and the market in general, consistent with the Material Fact notice of January 29, 2025, that: (i) the March 13, 2025 EGM approved the proposal for the reverse split all common shares issued by the Company, in the proportion of 40 shares for one share, and subsequent split, so that one reverse split share will correspond to 80 shares, without changing the value of the Company's share capital. Only the total number of shares were changed with a consequent amendment to the Articles of association (“Transaction”); and (ii) the Company's Statutory Board held on the same date after the EGM, approved that the initiation of procedures for implementing the Transaction to be completed between March 14, 2025 (inclusive) and April 14, 2025 (inclusive). The shareholdings of common shares will consist of whole lots multiples of 40 shares, at free and exclusive discretion, in order to ensure ownership of a whole number of shares as a result of the Transaction (“Free Position Adjustment Term”).

As approved at the EGM, the Transaction will not result in any change to the total number of the Company's securities underlying its American Depositary Receipt - “ADR” program.

The objective of the Transaction was to increase the liquidity of the Company's shares and, consequently, improve their price formation by increasing the number of outstanding shares effectively traded and adjusting their price. Furthermore, the Transaction intends to: (i) reduce operating and administrative costs resulting from the current shareholder base; (ii) provide greater efficiency in the management of the shareholder base; (iii) increase the efficiency of the systems for registering book-entry shares and custody; (iv) improve the provision of information and communication, and service to shareholders; and; (v) provide greater efficiency in the distribution of profits to the Company's shareholders.

Transaction Completion

The Transaction was completed on the first business day following the end of the Free Position Adjustment Period, that is, on April 15, 2025, at which time the Company's share capital was divided into 3,261,287,392 common shares with no par value reflecting the new shareholding positions. Once the Free Position Adjustment Period has ended, shareholders who hold fractions of shares resulting from the Transaction will be subject to the procedure set forth under “Fractions of Remaining Shares”, described below.

As of April 15, 2025, inclusive, the shares began to be traded ex-reverse split and ex-split.

49

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
INDIVIDUAL AND CONSOLIDATED INTERIM BALANCE SHEETS
On June 30, 2025 and December 31, 2024
(In thousands of Reais)

Fractions of Remaining Shares

After the end of the Free Position Adjustment Period, fractional shares held by shareholders who did not hold whole units of 40 shares were sold at an auction held at B3 on behalf of the fractional shareholders (“Auction”). The net proceeds from the sale of these shares were apportioned and distributed proportionally among all fractional shareholders as follows: (i) for shareholders with complete registration data, the amounts were deposited in the checking account indicated in the respective shareholder's registration; (ii) for shareholders with shares deposited in the B3 Central Depository, the amounts were credited directly to the Central Depository, which was responsible for transferring them to the respective shareholder through its custody agent; and (iii) for other unidentified shareholders or those without complete registration data: the amounts are available at the Company, for the legal term, for receipt by the respective holder upon provision of complete registration data.

The resources allocated to investors (residents and non-residents) were subject to income tax on any gains, which were taxed as "net gains", in accordance with current legislation.

The Transaction (i) was applied to all of the Company's shareholders; (ii) did not result in any change to the value of the Company's share capital; (iii) did not modify the rights granted by the shares issued by the Company to their holders; and (iv) implied a change, consistent with the Transaction, in the number of shares comprising each ADR, with 1 ADR representing 2 common shares issued by the Company, while the total number of ADRs in circulation remained unchanged.

On May 19, 2025, the Company, pursuant to article 157, paragraph 4, of Law No. 6,404/1976, and CVM Resolution No. 44/2021, consistent with the Material Facts disclosed on January 29, March 13 and May 16, 2025, and the Notice to Shareholders disclosed on April 14, 2025, informed its shareholders and the market in general that, on the same date, an auction was held for the sale of 35,633,792 common shares, comprising the fractions of shares resulting from the reverse split in the proportion of 40 shares for 1 share, with and subsequent split, so that 1 reverse split share now corresponds to 80 shares, without changing share capital, as approved by the shareholders at the March 13, 2025 EGM.

The proceeds of the auction generated R$949,354, net of costs and fees, equivalent to R$26.64196300439 per common share. This amount was made available to holders of fractional shares, based in their respective, in the appropriate proportions, up to May 28, 2025.

On the date of issue of these ITRs, the Company had already paid R$123,691 to the identified holders of fractional shares, leaving the amount of R$825,663, of which R$810,910 is available to unidentified holders or those with incomplete registration data and R$14,753 is judicially blocked.

Composition of the Company's Capital

The subscribed and paid-in share capital was R$60,071,416 and R$62,071,416 on June 30, 2025 and December 31, 2024, respectively, represented by shares, all common, book-entry and with no par value, distributed as follows:

50

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
INDIVIDUAL AND CONSOLIDATED INTERIM BALANCE SHEETS
On June 30, 2025 and December 31, 2024
(In thousands of Reais)

	06.30.2025		12.31.2024
Shareholders	Number	%	Number	%
Controlling Group	2,488,480,640	76.30%	2,488,480,640	76.30%
Telefónica	1,268,797,680	38.90%	1,268,797,680	38.90%
Telefónica Latinoamérica Holding	1,217,810,000	37.34%	1,217,810,000	37.34%
Telefónica Chile	1,872,960	0.06%	1,872,960	0.06%
Other shareholders	738,065,812	22.63%	764,884,568	23.46%
Treasury Shares	34,740,940	1.07%	7,922,184	0.24%
Total shares	3,261,287,392	100.00%	3,261,287,392	100.00%
Treasury Shares	(34,740,940)		(7,922,184)
Total shares outstanding	3,226,546,452		3,253,365,208

Book value per outstanding share:
On 06/30/2025				R$ 21.10
On 12/31/2024				R$ 21.43

The number of shares and the equity value per share outstanding for the comparative period (December 31, 2024) are being re-presented as though the reverse stock split and stock split (Note 23.a.2) had occurred from the first period presented.

23.b. Company's share buyback program

On February 25, 2025, the Company's Board of Directors, in accordance with article 15, item XV of the Company's Articles of Association and CVM Resolution No. 77/2022, approved a new share buyback program to acquire common shares issued by the Company to be held in treasury, subsequently canceled or sold, without reducing the share capital, with the purpose of increasing value to shareholders through efficient use of available cash resources, optimizing the Company's capital allocation.

The shares in the buyback program are to be acquired with resources available in the statutory profit reserve plus net income of the current year, pursuant to article 8, § 1, items I and II of CVM Resolution No. 77/2022. The maximum amount to be used in the program is R$1.75 billion.

This program is effective from February 26, 2025 and ends on February 25, 2026.

In the period ended June 30, 2025, the Company repurchased 26,818,756 common shares, already adjusted to reflect the effects of the reverse stock split and stock split (Note 23.a.2). Repurchases in the period ended June 30, 2025 totaled R$728,897.

23.c. Capital reserves

The information on capital reserves is the same as in Note 24) Equity, item c, disclosed in the financial statements for the year ended December 31, 2024.

In the period ended June 30, 2025, there was a capital transaction related a reverse stock split and stock split in the amount of R$4,241 (note 23.a.2).

The balances were R$58,854 on June 30, 2025 and December 31, 2024.

51

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
INDIVIDUAL AND CONSOLIDATED INTERIM BALANCE SHEETS
On June 30, 2025 and December 31, 2024
(In thousands of Reais)

23.d. Income reserves

The information on income reserves is the same as in Note 24) Equity, item d, disclosed in the financial statements for the year ended December 31, 2024, except for the following changes in the quarter ended June 30, 2025, namely: (i) (i) acquisitions of 26,818,756 common shares, already adjusted to reflect the effects of the reverse stock split and stock split (Note 23.a.2). Repurchases in the period ended June 30, 2025 totaled R$728,897 and; (ii) appropriations to tax incentive reserves of R$18,205.

The balances were R$6,812,524 and R$7,523,216 on June 30, 2025 and December 31, 2024, respectively.

23.e. Dividend and interest on equity

The amounts of interest on own capital per share are calculated and presented net of withholding income tax. Tax immune shareholders received interest, without deductions for withholding income tax.

23.e.1. Interim interest on equity for 2025

At meetings of the Company's Board of Directors, interest on equity was declared, pursuant to article 26 of the Company's Articles of Association, article 9 of Law No. 9,249/1995 and CVM Resolution No. 143/2022. As provided for in article 26 of the Company's Articles of Association, the interest distributions comprise part of the mandatory dividend for the year ending December 31, 2025, subject to ratification by the Shareholders' General Meeting to be held in 2026, as follows:

Dates
Approval	Credit	Payment limit	Gross Amount	Net Value	Amount per Share, Net
13.02.2025	24.02.2025	30.04.2026	180,000	153,000	0.09429252266
13.03.2025	24.03.2025	30.04.2026	200,000	170,000	0.10493556375
01.04.2025	11.04.2025	30.04.2026	240,000	204,000	0.12592267868
12.05.2025	22.05.2025	30.04.2026	500,000	425,000	0.13116945695
12.06.2025	23.06.2025	30.04.2026	200,000	170,000	0.05264314492
Total			1,320,000	1,122,000

23.e.2. Interest on Equity for 2024

Details are disclosed in Note 24) Equity, item e.3), disclosed in the financial statements for the year ended December 31, 2024.

At the AGM held on April 25, 2025, Management´s financial statements and the Management Report were examined, discussed and voted on, accompanied by the Independent Auditors' Report, the Audit and Control Committee's Opinion and the Fiscal Council's Opinion, referring to the year ended December 31, 2024, as well as the proposal for destination of net income for 2024.

23.f. Equity valuation adjustment

Currency translation effects for foreign investments: Refers to cumulative translation adjustments from the translation of financial statements of Aliança (joint venture).

Financial assets at fair value through other comprehensive income: Refers to changes in the fair value of equity instruments (shares).

Derivative financial instruments: Refer to the effective part of cash flow hedges up to the balance sheet date.

52

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
INDIVIDUAL AND CONSOLIDATED INTERIM BALANCE SHEETS
On June 30, 2025 and December 31, 2024
(In thousands of Reais)

The changes in equity valuation adjustments, net of gains or losses and of taxes, when applicable, were as follows:

	Company / Consolidated
	Currency translation effects – foreign investments	Financial assets at fair value	Derivative transactions	Total
Balance on December 31, 2023	56,576	(9,274)	(593)	46,709
Translation gains	13,400	—	—	13,400
Gains from derivatives	—	—	593	593
Losses on financial assets at fair value	—	(5)	—	(5)
Balance on June 30, 2024	69,976	(9,279)	—	60,697
Translation gains	11,166	—	—	11,166
Losses on financial assets at fair value	—	(8)	—	(8)
Balance on December 31, 2024	81,142	(9,287)	—	71,855
Translation losses	(842)		—	(842)
Losses from derivatives	—	—	(1,532)	(1,532)
Gains on financial assets at fair value	—	1	—	1
Balance on June 30, 2025	80,300	(9,286)	(1,532)	69,482

23.g. Non-controlling shareholders

	IoTCo Brasil	Vivo Ventures	CloudCo Brasil	Total
Equity on December 31, 2024	109,236	137,598	25,113	271,947
Company	54,629	134,846	12,559	202,034
Non-controlling shareholders	54,607	2,752	12,554	69,913

Capital contributions in the period	—	18,007	—	18,007
Company	—	17,647	—	17,647
Non-controlling shareholders	—	360	—	360

Statements of income movements in the period	2,979	4,843	(18,358)	(10,536)
Company	1,490	4,746	(9,181)	(2,945)
Non-controlling shareholders	1,489	97	(9,177)	(7,591)

Equity on June 30, 2025	112,215	160,448	6,755	279,418
Company	56,119	157,239	3,378	216,736
Non-controlling shareholders	56,096	3,209	3,377	62,682

53

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
INDIVIDUAL AND CONSOLIDATED INTERIM BALANCE SHEETS
On June 30, 2025 and December 31, 2024
(In thousands of Reais)

23.h. Reconciliation of individual parent company and consolidated net income

	Three-month period ended		Six-month period ended
	06.30.2025	06.30.2024	06.30.2025	06.30.2024
Company's net income (Company)	1,344,454	1,221,830	2,402,666	2,117,461
Participation of non-controlling shareholders	(5,649)	9,679	(7,591)	10,157
IoTCo Brasil	423	2,319	1,489	4,310
Vivo Ventures	(20)	75	97	79
CloudCo Brasil	(6,052)	7,285	(9,177)	5,768
Company's net income (Consolidated)	1,338,805	1,231,509	2,395,075	2,127,618

23.i. Earnings per share

Basic and diluted earnings per share were calculated by dividing net income attributed to the Company's shareholders by the weighted average number of outstanding common shares. The Company has no instruments which might potentially affect the dilution of earnings per share.

	Company		Company
	Three-month period ended		Six-month period ended
	06.30.2025	06.30.2024	06.30.2025	06.30.2024
Net income for the period	1,344,454	1,221,830	2,402,666	2,117,461
Weighted average number of outstanding common shares for the period (in thousands)	3,237,445	3,301,463	3,241,136	3,303,315
Basic and diluted earnings per common share (R$)	0.41528	0.37009	0.74130	0.64101

The weighted average number of shares outstanding and the basic and diluted earnings per share outstanding for the comparative period (June 30, 2024)are being re-presented as though the reverse stock split and stock split(Note 23.a.2) had occurred from the first period presented.

54

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
INDIVIDUAL AND CONSOLIDATED INTERIM BALANCE SHEETS
On June 30, 2025 and December 31, 2024
(In thousands of Reais)

24. NET OPERATING REVENUE

	Company				Consolidated
	Three-month period ended		Six-month period ended		Three-month period ended		Six-month period ended
	06.30.2025	06.30.2024	06.30.2025	06.30.2024	06.30.2025	06.30.2024	06.30.2025	06.30.2024
Gross operating revenue	19,470,444	18,416,898	38,570,690	36,460,289	20,239,280	18,954,811	40,048,543	37,550,652
Services(1)	17,707,591	16,590,072	34,904,144	32,724,936	18,388,422	17,100,352	36,255,584	33,754,379
Sale of goods(2)	1,762,853	1,826,826	3,666,546	3,735,353	1,850,858	1,854,459	3,792,959	3,796,273

Deductions from gross operating revenue	(5,495,316)	(5,214,374)	(10,835,636)	(10,200,970)	(5,594,188)	(5,275,875)	(11,013,178)	(10,326,081)
Tax	(2,774,013)	(2,724,369)	(5,514,637)	(5,392,028)	(2,867,906)	(2,782,003)	(5,689,409)	(5,512,331)
Services	(2,439,787)	(2,342,192)	(4,827,863)	(4,614,359)	(2,512,631)	(2,392,019)	(4,966,975)	(4,714,583)
Sale of goods	(334,226)	(382,177)	(686,774)	(777,669)	(355,275)	(389,984)	(722,434)	(797,748)

Discounts granted and return of goods	(2,721,303)	(2,490,005)	(5,320,999)	(4,808,942)	(2,726,282)	(2,493,872)	(5,323,769)	(4,813,750)
Services	(2,196,063)	(1,926,550)	(4,230,079)	(3,663,900)	(2,196,061)	(1,926,552)	(4,230,077)	(3,663,902)
Sale of goods	(525,240)	(563,455)	(1,090,920)	(1,145,042)	(530,221)	(567,320)	(1,093,692)	(1,149,848)

Net operating revenue	13,975,128	13,202,524	27,735,054	26,259,319	14,645,092	13,678,936	29,035,365	27,224,571
Services	13,071,741	12,321,330	25,846,202	24,446,677	13,679,730	12,781,781	27,058,532	25,375,894
Sale of goods	903,387	881,194	1,888,852	1,812,642	965,362	897,155	1,976,833	1,848,677

(1)	Includes telephone services, use of interconnection network, data and SVA services, cable TV and other services.
(2)	Includes sale of goods (handsets, SIM cards and accessories) and equipment of "Vivo Tech".

No customer contributed more than 10% of operating revenue for the quarters ended June 30, 2025 and 2024.

25. OPERATING COSTS AND EXPENSES

	Company
	Three-month period ended
	06.30.2025				06.30.2024
	Cost of sales and services	Selling expenses	General and administrative expenses	Total	Cost of sales and services	Selling expenses	General and administrative expenses	Total
Third-party services	(2,395,510)	(1,536,627)	(289,599)	(4,221,736)	(2,285,235)	(1,386,446)	(284,476)	(3,956,157)
Depreciation and amortization	(3,045,406)	(421,159)	(213,270)	(3,679,835)	(2,812,107)	(422,536)	(174,231)	(3,408,874)
Personnel	(288,469)	(863,199)	(349,602)	(1,501,270)	(280,526)	(857,961)	(260,400)	(1,398,887)
Cost of goods sold	(945,210)	—	—	(945,210)	(997,045)	—	—	(997,045)
Taxes, charges and contributions	(447,023)	(6,213)	(18,428)	(471,664)	(494,610)	(9,584)	(7,678)	(511,872)
Allowance for expected losses on accounts receivable (Note 5)	—	(357,625)	—	(357,625)	—	(339,310)	—	(339,310)
Rental, insurance, condominium and connection means	(360,302)	(19,696)	(13,128)	(393,126)	(363,282)	(19,295)	(12,140)	(394,717)
Materials and other operating costs and expenses	(22,408)	(29,926)	(16,685)	(69,019)	(19,287)	(31,883)	(10,743)	(61,913)
Total	(7,504,328)	(3,234,445)	(900,712)	(11,639,485)	(7,252,092)	(3,067,015)	(749,668)	(11,068,775)

55

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
INDIVIDUAL AND CONSOLIDATED INTERIM BALANCE SHEETS
On June 30, 2025 and December 31, 2024
(In thousands of Reais)

	Company
	Six-month period ended
	06.30.2025				06.30.2024
	Cost of sales and services	Selling expenses	General and administrative expenses	Total	Cost of sales and services	Selling expenses	General and administrative expenses	Total
Third-party services	(4,760,854)	(3,152,204)	(556,352)	(8,469,410)	(4,462,892)	(2,920,971)	(541,042)	(7,924,905)
Depreciation and amortization	(6,111,881)	(845,717)	(428,293)	(7,385,891)	(5,574,627)	(807,204)	(387,245)	(6,769,076)
Personnel	(559,436)	(1,722,518)	(642,031)	(2,923,985)	(552,341)	(1,707,519)	(483,064)	(2,742,924)
Cost of goods sold	(1,984,845)	—	—	(1,984,845)	(2,036,301)	—	—	(2,036,301)
Taxes, charges and contributions	(960,057)	(15,080)	(33,794)	(1,008,931)	(1,003,616)	(19,726)	(20,759)	(1,044,101)
Allowance for expected losses on accounts receivable (Note 5)	—	(699,985)	—	(699,985)	—	(701,102)	—	(701,102)
Rental, insurance, condominium and connection means	(653,446)	(39,408)	(24,921)	(717,775)	(720,028)	(37,465)	(25,005)	(782,498)
Materials and other operating costs and expenses	(42,995)	(73,408)	(32,990)	(149,393)	(36,093)	(61,370)	(21,019)	(118,482)
Total	(15,073,514)	(6,548,320)	(1,718,381)	(23,340,215)	(14,385,898)	(6,255,357)	(1,478,134)	(22,119,389)

	Consolidated
	Three-month period ended
	06.30.2025				06.30.2024
	Cost of sales and services	Selling expenses	General and administrative expenses	Total	Cost of sales and services	Selling expenses		General and administrative expenses	Total
Third-party services	(2,784,517)	(1,537,561)	(302,465)	(4,624,543)	(2,550,583)	(1,381,368)	—	(294,955)	(4,226,906)
Depreciation and amortization(1)	(3,049,171)	(424,795)	(214,994)	(3,688,960)	(2,814,564)	(424,041)	—	(175,306)	(3,413,911)
Personnel	(364,139)	(884,778)	(384,424)	(1,633,341)	(348,180)	(879,437)	—	(273,864)	(1,501,481)
Cost of goods sold	(988,412)	—	—	(988,412)	(1,011,394)	—	—	—	(1,011,394)
Taxes, charges and contributions	(456,136)	(6,858)	(18,584)	(481,578)	(499,830)	(9,585)	—	(8,844)	(518,259)
Allowance for expected losses on accounts receivable (Note 5)	—	(403,087)	—	(403,087)	—	(384,385)	—	—	(384,385)
Rental, insurance, condominium and connection means(2)	(360,530)	(19,069)	(13,991)	(393,590)	(363,134)	(18,588)	—	(12,794)	(394,516)
Materials and other operating costs and expenses	(23,472)	(30,148)	(17,214)	(70,834)	(20,334)	(26,800)	—	(11,064)	(58,198)
Total	(8,026,377)	(3,306,296)	(951,672)	(12,284,345)	(7,608,019)	(3,124,204)		(776,827)	(11,509,050)

56

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
INDIVIDUAL AND CONSOLIDATED INTERIM BALANCE SHEETS
On June 30, 2025 and December 31, 2024
(In thousands of Reais)

	Consolidated
	Six-month period ended
	06.30.2025				06.30.2024
	Cost of sales and services	Selling expenses	General and administrative expenses	Total	Cost of sales and services	Selling expenses	General and administrative expenses	Total
Third-party services	(5,510,552)	(3,152,680)	(587,343)	(9,250,575)	(5,012,393)	(2,910,543)	(558,795)	(8,481,731)
Depreciation and amortization(1)	(6,119,623)	(852,798)	(431,515)	(7,403,936)	(5,580,656)	(810,214)	(389,368)	(6,780,238)
Personnel	(707,817)	(1,765,130)	(708,068)	(3,181,015)	(682,909)	(1,749,427)	(507,680)	(2,940,016)
Cost of goods sold	(2,053,959)	—	—	(2,053,959)	(2,069,933)	—	—	(2,069,933)
Taxes, charges and contributions	(971,648)	(15,726)	(34,878)	(1,022,252)	(1,016,155)	(19,729)	(22,868)	(1,058,752)
Allowance for expected losses on accounts receivable (Note 5)	—	(787,144)	—	(787,144)	—	(782,687)	—	(782,687)
Rental, insurance, condominium and connection means(2)	(653,697)	(38,175)	(26,868)	(718,740)	(719,805)	(36,242)	(26,176)	(782,223)
Materials and other operating costs and expenses	(44,963)	(73,313)	(34,370)	(152,646)	(44,660)	(52,231)	(22,277)	(119,168)
Total	(16,062,259)	(6,684,966)	(1,823,042)	(24,570,267)	(15,126,511)	(6,361,073)	(1,527,164)	(23,014,748)

(1)	Includes consolidated lease depreciation of R$1,817,406 and R$1,675,038 for the quarters ended June 30, 2025 and 2024, respectively (Note 13.c).
(2)	Includes costs and expenses for renting infrastructure, real estate, equipment, vehicles, insurance and means of connection. In addittion to small-value leases of R$2,550 and R$3,507, for the quarters ended June 30, 2025 and 2024.

26. OTHER INCOME (EXPENSES), NET

	Company
	Three-month period ended		Six-month period ended
	06.30.2025	06.30.2024	06.30.2025	06.30.2024
Recovered expenses and fines	184,846	108,321	313,537	219,154
Provisions for legal claims (Note 19)(1)	(211,475)	(159,305)	(393,779)	(328,256)
Other operating income (expenses)	(89,236)	(77,025)	(153,517)	(136,510)
Total	(115,865)	(128,009)	(233,759)	(245,612)

Other operating income	184,846	108,321	313,537	219,154
Other operating expenses	(300,711)	(236,330)	(547,296)	(464,766)
Total	(115,865)	(128,009)	(233,759)	(245,612)

57

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
INDIVIDUAL AND CONSOLIDATED INTERIM BALANCE SHEETS
On June 30, 2025 and December 31, 2024
(In thousands of Reais)

	Consolidated
	Three-month period ended		Six-month period ended
	06.30.2025	06.30.2024	06.30.2025	06.30.2024
Recovered expenses and fines	185,132	108,557	314,287	219,743
Provisions for legal claims (Note 19)(1)	(212,714)	(160,964)	(394,934)	(330,860)
Other operating income (expenses)	(89,155)	(76,568)	(151,769)	(147,189)
Total	(116,737)	(128,975)	(232,416)	(258,306)

Other operating income	185,132	108,557	314,287	219,743
Other operating expenses	(301,869)	(237,532)	(546,703)	(478,049)
Total	(116,737)	(128,975)	(232,416)	(258,306)

(1) In 2025 and 2024, they include R$25,638 and R$26,832, respectively, referring to the reversal of expenses for provisions for legal claims upon joining the tax amnesty and refinancing programs (Note 19.b).

27. FINANCIAL INCOME (EXPENSES), NET

	Company
	Three-month period ended		Six-month period ended
	30.06.2025	30.06.2024	30.06.2025	30.06.2024
Financial Income
Gain on derivative transactions (Note 31)	41,760	72,050	97,662	100,747
Interest income	222,291	142,653	423,966	285,575
Foreign exchange and monetary variation gains	52,573	37,449	130,054	79,010
Interest (customers, taxes and other)	57,371	58,040	138,093	101,608
Other financial income	30,793	28,835	118,451	69,749
Total	404,788	339,027	908,226	636,689

Financial Expenses
Charges for financing, debentures and leases (Note 20)(1)	(593,413)	(523,858)	(1,159,867)	(1,055,426)
Provisions for legal claims (Note 19)(2)	(157,449)	125,565	(324,315)	(140,553)
Loss on derivative transactions (Note 31)	(69,756)	(46,626)	(158,760)	(76,342)
Interest (financial institutions, trade accounts payable, taxes and other)	(236,308)	(149,201)	(405,998)	(252,453)
Foreign exchange and monetary variation losses (suppliers, taxes and others)	6,216	(70,305)	(23,789)	(91,954)
Other financial expenses	(43,880)	(37,870)	(88,802)	(74,093)
Total	(1,094,590)	(702,295)	(2,161,531)	(1,690,821)

Financial income (expenses), net	(689,802)	(363,268)	(1,253,305)	(1,054,132)

58

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
INDIVIDUAL AND CONSOLIDATED INTERIM BALANCE SHEETS
On June 30, 2025 and December 31, 2024
(In thousands of Reais)

	Consolidated
	Three-month period ended		Six-month period ended
	30.06.2025	30.06.2024	30.06.2025	30.06.2024
Financial Income
Gain on derivative transactions (Note 31)	56,817	73,032	115,393	102,353
Interest income	236,746	153,120	451,641	304,402
Foreign exchange and monetary variation gains	60,776	40,297	141,444	85,831
Foreign exchange gains on loans and financing (Note 20)	(1,642)	—	—	—
Interest (customers, taxes and other)	56,285	58,692	136,246	103,171
Other financial income	31,287	34,069	119,694	76,883
Total	440,269	359,210	964,418	672,640

Financial Expenses
Charges for financing, debentures and leases (Note 20)(1)	(602,240)	(526,254)	(1,178,789)	(1,062,099)
Provisions for legal claims (Note 19)(2)	(160,384)	124,115	(329,890)	(144,402)
Loss on derivative transactions (Note 31)	(86,000)	(46,627)	(186,482)	(77,104)
Interest (financial institutions, trade accounts payable, taxes and other)	(236,629)	(149,779)	(406,827)	(253,537)
Foreign exchange variation on loans and financing (Note 20)	(100)	—	(100)	—
Foreign exchange and monetary variation losses (suppliers, taxes and others)	1,465	(72,858)	(28,327)	(96,388)
Other financial expenses	(45,486)	(39,337)	(92,306)	(77,397)
Total	(1,129,374)	(710,740)	(2,222,721)	(1,710,927)

Financial income (expenses), net	(689,105)	(351,530)	(1,258,303)	(1,038,287)

(1)	Includes consolidated R$835,779 e R$793,630 for the three-month period ended June 30, 2025 and 2024, respectively, referring to lease charges (Note 20.c).
(2)	In 2025 and 2024, includes the amounts of R$65,990 and R$329,937, respectively, referring to the reversal of provisions for legal claims upon joining the tax amnesty and refinancing programs (Note 19.b)

28. BALANCES AND TRANSACTIONS WITH RELATED PARTIES

28.a. Balances and transactions with related parties

The main balances of assets and liabilities with related parties arise from transactions with member companies of the controlling group, which were carried out at prices and other commercial conditions as agreed in a contract between the parties and refer to:

a)	Fixed and mobile telephone services, provided to Telefónica Group companies.
b)	Fiber optic network construction consultancy service.
c)	Installments receivable as from the sale of equity interests and capital contributions, and accruals.
d)	Shared services, at the cost.
e)	Right to use certain software licenses and contracted maintenance and support services.

59

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
INDIVIDUAL AND CONSOLIDATED INTERIM BALANCE SHEETS
On June 30, 2025 and December 31, 2024
(In thousands of Reais)
f)	International transmission infrastructure for various contracted data circuits and connection services.
g)	Adquira Sourcing Platform, an online solution for negotiating the purchase and sale of various goods and services.
h)	Cost Sharing Agreement, reimbursement of expenses related to the digital business.
i)	Financial Clearing House Roaming, inflows of funds for payments and receipts arising from the roaming operation.
j)	Data communication services and integrated solutions.
k)	Long-distance calling and international roaming services.
l)	Disposal of assets.
m)	Brand Fee, for the assignment of use of brand rights.
n)	Rental of buildings, data circuit or infrastructure.
o)	Factoring operations, financing line for services provided by Telefónica Group suppliers.
p)	Contracts for the assignment of rights to use the pipeline network, duct rental services for fiber optics and right-of-way occupation contracts with various highway concessionaires.

The Company and its subsidiaries sponsor pension plans and other post-employment benefits for their employees with Visão Prev and Sistel (Note 30).

Telefônica Corretora de Seguros (“TCS“) is an insurance broker for the Company and its subsidiaries for insurance of cell phones, operational risks, general liability, guarantee insurance, among others. There are no outstanding balances between TCS and the Company and its subsidiaries.

60

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
INDIVIDUAL AND CONSOLIDATED INTERIM BALANCE SHEETS
On June 30, 2025 and December 31, 2024
(In thousands of Reais)

The following table summarizes the consolidated balances with related parties:

		Balance Sheet – Assets
		06.30.2025			12.31.2024
Companies	Type of transaction	Cash and cash equivalents	Accounts receivable	Other assets	Cash and cash equivalents	Accounts receivable	Other assets
Parent Companies
Telefónica Móveis Chile	k)	—	1,371	—	—	1,415	—
Telefónica Latinoamerica Holding	d)	—	—	1,117	—	—	2,389
Telefónica	d)	—	—	9,364	—	—	66
		—	1,371	10,481	—	1,415	2,455
Other Group companies
Telefonica Global Solutions Participações	a) / d) / e) / f) / j) / n)	—	3,488	534	—	3,331	317
Telefónica Venezolana	d) / k)	—	10,451	5,156	—	11,857	5,821
Telefónica Global Solutions	f) / k)	—	19,273	—	—	25,626	—
Telefónica Innovación Digital	d)	—	—	6,517	—	—	3,581
Telefónica Moviles Argentina	k)	—	—	—	—	6,183	—
Telfisa Global BV	i)	10,235	—	—	18,308	—	—
Telxius Cable Brasil	a) / d) / f)	—	2,829	247	—	6,644	411
Telefonica Ciberseguranca e Tecnologia do Brasil	a) / d) / e) / n)	—	317	12,980	—	131	18,270
Telefônica del Peru	d) / k)	—	—	—	—	1,477	14
FiBrasil Infraestrutura e Fibra Ótica	a) / e) / f) / j) / n) / p)	—	1,076	100,448	—	958	74,991
Telefónica Hispanoamérica	d)	—	—	1,863	—	—	3,168
Telefónica Móviles del Uruguay	k)	—	1,482	—	—	1,137	—
Other		—	3,670	4,993	—	4,481	6,372
		10,235	42,586	132,738	18,308	61,825	112,945
Total		10,235	43,957	143,219	18,308	63,240	115,400

Current assets
Cash and cash equivalents (Note 3)		10,235	—	—	18,308	—	—
Trade accounts receivable (Note 5)		—	43,957	—	—	63,240	—
Other assets (Note 11)		—	—	80,483	—	—	72,641
Non-current assets
Other assets (Note 11)		—	—	62,736	—	—	42,759

61

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
INDIVIDUAL AND CONSOLIDATED INTERIM BALANCE SHEETS
On June 30, 2025 and December 31, 2024
(In thousands of Reais)

		Balance Sheet – Liabilities
		06.30.2025		12.31.2024
Companies	Type of transaction	Trade accounts payable	Other liabilities and leases	Trade accounts payable	Other liabilities and leases
Parent Companies
Telefónica Móveis Chile	k)	923	—	979	—
Telefónica Latinoamerica Holding	d)	826	—	—	1,199
Telefónica	d) / e) / m)	9,514	112,697	8,585	128,304
		11,263	112,697	9,564	129,503
Other Group companies
Telefonica Global Solutions Participações	d) / e) / f) / k)	51,236	318	31,843	318
Telefónica Compras Electrónica	g)	28,643	—	29,952	—
Telefónica Innovación Digital	h)	122,442	—	40,613	—
Telefónica Global Technology	e)	14,799	—	5,931	—
Telefónica Global Solutions	e) / f) / j) / k)	47,153	—	55,623	—
Telxius Cable Brasil	d) / f)	43,109	1,572	50,965	1,572
Companhia AIX Participações	p)	2,867	73,481	2,691	80,549
Telefónica IoT & Big Data Tech	h)	29,023	—	31,315	—
Telefonica Ciberseguranca e Tecnologia Do Brasil	e)	69,885	—	111,819	—
FiBrasil Infraestrutura e Fibra Ótica	d) / f)	129,861	—	121,887	13
Other		37,307	2,251	53,866	2,522
		576,325	77,622	536,505	84,974
Total		587,588	190,319	546,069	214,477

Current liabilities
Trade accounts payable and other payables (Note 16)		587,588	—	546,069	—
Leases (Note 20)		—	23,979	—	24,335
Other liabilities (Note 22)		—	116,239	—	133,290
Non-current liabilities
Leases (Note 20)		—	49,501	—	56,214
Other liabilities (Note 22)		—	600	—	638

62

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
INDIVIDUAL AND CONSOLIDATED INTERIM BALANCE SHEETS
On June 30, 2025 and December 31, 2024
(In thousands of Reais)

		Statement of income
		Six-month period ended
		06.30.2025			06.30.2024
Companies	Type of transaction	Operating revenues	Revenues (cost, expenses and other expenses) operating	Financial result	Operating revenues	Revenues (cost, expenses and other expenses) operating	Financial result
Parent Companies
Telefónica Móveis Chile	k)	1,729	(1,694)	24	1,384	(739)	114
Telefónica Latinoamerica Holding	d)	—	291	285	—	476	—
Telefónica	d) / e) / m)	—	(272,150)	24,776	—	(260,115)	(21,434)
		1,729	(273,553)	25,085	1,384	(260,378)	(21,320)
Other Group companies
Telefonica Global Solutions Participações	a) / d) / e) / f) / k) / j) / n)	3,232	(33,334)	—	2,619	(42,554)	4
Telefónica Innovación Digital	d) / h)	—	(118,058)	9,289	—	(116,854)	(17,239)
Telefônica factoring do Brasil	d) / o)	6	723	(2,331)	6	840	—
Telefónica Global Technology	e)	—	(34,583)	730	—	(35,336)	(1,737)
Telefónica Global Solutions	e) / f) / j) / k)	16,546	(35,146)	1,111	19,889	(40,072)	1,145
Telxius Cable Brasil	a) / d) / f) / l)	3,572	(139,161)	3,163	4,055	(117,575)	(4,336)
Telefonica Cibersegurança e Tecnologia do Brasil	a) / d) / e) / n)	429	(129,798)	—	242	(128,021)	—
Companhia AIX Participações	a) / p)	78	—	(4,865)	21	—	(1,487)
Telefónica IoT & Big Data Tech	c) / d) / h)	—	(65,303)	5,852	—	(59,928)	(3,126)
FiBrasil Infraestrutura e Fibra Ótica	a) / d) / e) / f) / j) / n) / p)	4,439	(206,586)	5,643	4,441	(192,751)	6,268
Telefónica Móveis Argentina	k)	4,226	(2,603)	482	1,646	(2,420)	(524)
Telefónica Del Perú	k)	132	(268)	2	5,250	(1,634)	131
Other		2,586	(54,383)	629	3,816	(54,600)	3,145
		35,246	(818,500)	19,705	41,985	(790,905)	(17,756)
Total		36,975	(1,092,053)	44,790	43,369	(1,051,283)	(39,076)

28.b. Management compensation

Consolidated key management compensation paid by the Company to its Board of Directors and Statutory Officers for the six-month period ended June 30, 2025 and 2024 totaled R$47,435 and R$34,742, respectively. This includes R$26,139 (R$18,773 on June 30, 2024) for salaries, benefits and social charges and R$21,296 (R$15,969 on June 30, 2024) for variable compensation.

These amounts were recorded as personnel expenses in General and administrative expenses.

In the six-month period ended June 30, 2025 and 2024, the Directors and Officers received no pension, retirement or similar benefits.

29. SHARE-BASED PAYMENT PLANS

Plan liabilities are recognized at the fair value of the cash-settled transaction. Fair value is measured initially and at each year-end date up to and including the settlement date, any change in fair value is recognized as employee benefit expense (Note 25) in the statement of income. Fair value is recognized as an expense over the period to the acquisition date, with a corresponding liability.

The Company's parent company, Telefónica, maintains different compensation plans based on the quoted value of its shares (Talent for the Future Share Plan (“TFSP“) and Performance Share Plan (“PSP“), which were also offered to directors and employees of its subsidiaries, including the Company and its subsidiaries.

63

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
INDIVIDUAL AND CONSOLIDATED INTERIM BALANCE SHEETS
On June 30, 2025 and December 31, 2024
(In thousands of Reais)

The Company approved two incentive plans (Performance Share Plan (“PSP VIVO”) via performance units, with cash settlement (“Plan”). Participants in the Plan will be entitled to the grant of a certain number of units representing one share issued by the Company (VIVT3) (“Unit” and “Share”). Each Unit represents the expectation of the right to receive the full value of one Share, which will serve as a basis, taking into account the number of Units received, to determine the value of the incentive to be paid by the Company in cash to participants.

The details of these plans are the same as those disclosed in Note 30) Share-Based Compensation Plans, disclosed in the financial statements for the year ended December 31, 2024.

The cycles of for plans in force on June 30, 2025 were:

Plans	Public (Officers and Employees)	Company shares potentially receivable
Talent for the Future Share Plan (“TFSP”) - global level	Senior Managers, Managers and Specialists
Cycle 2022-2024 (January 1, 2022 to December 31, 2024). For this cycle, 100% of the indicators were achieved, with delivery made on March 26, 2025 for 108 executives and 230,000 Telefónica shares.	108 active executives	230,000
Cycle 2023-2025 (January 1, 2023 to December 31, 2025)	147 active executives	295,000
Cycle 2024-2026 (January 1, 2024 to December 31, 2026)	141 active executives	261,000
Cycle 2025-2027 (January 1, 2025 to December 31, 2027)	134 active executives	239,500
Performance Share Plan (“PSP”) – global level	Vice Presidents and Directors
Cycle 2022-2024 (January 1, 2022 to December 31, 2024)	85 active executives (including 5 executives appointed pursuant to the Company's Articles of Association)	742,143
Cycle 2023-2025 (January 1, 2023 to December 31, 2025)	94 active executives (including 5 executives appointed pursuant to the Company's Articles of Association)	869,550
Cycle 2024-2026 (January 1, 2024 to December 31, 2026)	112 active executives (including 5 executives appointed pursuant to the Company's Articles of Association)	987,326
Cycle 2024-2026 (January 1, 2024 to December 31, 2026)	119 active executives (including 5 executives appointed pursuant to the Company's Articles of Association)	1,013,561
Performance Share Plan (“PSP VIVO”) - local level	Vice Presidents and Directors
Cycle 2023-2025 (January 1, 2023 to December 31, 2025)	93 active executives (including 5 executives appointed pursuant to the Company's Articles of Association)	410,005
Cycle 2024-2026 (January 1, 2024 to December 31, 2026)	112 active executives (including 5 executives appointed pursuant to the Company's Articles of Association)	397,103
Cycle 2025-2027 (January 1, 2025 to December 31, 2027)	112 active executives (including 5 executives appointed pursuant to the Company's Articles of Association)	1,046,296

On June 30, 2025 and December 31, 2024, the consolidated liability balances of the share compensation plans were R$136,236 e R$126,019, respectively, including taxes.

64

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
INDIVIDUAL AND CONSOLIDATED INTERIM BALANCE SHEETS
On June 30, 2025 and December 31, 2024
(In thousands of Reais)

30. PENSION PLANS AND OTHER POST-EMPLOYMENT BENEFITS

The plans sponsored by the Company and its subsidiaries and the related benefits by type are as follows:

Plan	Type	Entity	Sponsor
PBS-A	Defined benefit (DB)	Sistel	Telefônica Brasil, jointly with other telecoms resulting from privatization of the Sistema Telebrás
PAMA / PCE	Defined benefit (DB)	Sistel	Telefônica Brasil, jointly with other telecoms resulting from privatization of the Sistema Telebrás
Healthcare – Law No. 9656/98	Defined benefit (DB)	Telefônica Brasil	Telefônica Brasil, Terra Networks, TGLog, TIS, IoTCo Brasil and CloudCo Brasil
CTB	Defined benefit (DB)	Telefônica Brasil	Telefônica Brasil
Telefônica BD	Defined benefit (DB)	VisãoPrev	Telefônica Brasil
VISÃO	Defined contribution (DC) / Hybrid	VisãoPrev	Telefônica Brasil, Terra Networks, TGLog, TIS, IoTCo Brasil and CloudCo Brasil

The details of these plans are the same as in Note 31) Pension Plans and Other Post-Employment Benefits, as disclosed in the financial statements for the year ended December 31, 2024.

65

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
INDIVIDUAL AND CONSOLIDATED INTERIM BALANCE SHEETS
On June 30, 2025 and December 31, 2024
(In thousands of Reais)

The changes in consolidated balances of the surplus and deficit plans were as follows:

	Consolidated
	Plans with surplus	Plans with deficit	Total
Balance on December 31, 2023	74,048	(1,077,083)	(1,003,035)
Current service cost	(577)	(8,343)	(8,920)
Net interest on net defined benefit liabilities/assets	3,362	(49,282)	(45,920)
Contributions and benefits paid by the employers	560	16,219	16,779
Distribution of reserves	(16,126)	—	(16,126)
Balance on June 30, 2024	61,267	(1,118,489)	(1,057,222)
Current service cost	(578)	(8,345)	(8,923)
Net interest on net defined benefit liabilities/assets	3,361	(49,281)	(45,920)
Contributions and benefits paid by the employers	272	8,281	8,553
Surplus Distribution – PBS-A Plan (gross amount)	114,852	—	114,852
Amounts recognized in OCI	1,314	439,275	440,589
Distribution of reserves	(23,442)	—	(23,442)
Balance on December 31, 2024	157,046	(728,559)	(571,513)
Current service cost	(476)	(4,605)	(5,081)
Net interest on net defined benefit liabilities/assets	(8,496)	(40,412)	(48,908)
Contributions and benefits paid by the employers	509	15,922	16,431
Surplus Distribution – PBS-A Plan (gross amount)	(37,289)	—	(37,289)
Balance on June 30, 2025	111,294	(757,654)	(646,360)

Balance on December 31, 2024
Current assets	73,314	—	73,314
Non-current assets	83,732	—	83,732
Current liabilities	—	(31,027)	(31,027)
Non-current liabilities	—	(697,532)	(697,532)

Balance on June 30, 2025
Current assets	66,132	—	66,132
Non-current assets	45,162	—	45,162
Current liabilities	—	(31,027)	(31,027)
Non-current liabilities	—	(726,627)	(726,627)

31. FINANCIAL INSTRUMENTS AND RISK AND CAPITAL MANAGEMENT

31.a. Derivative transactions

The Company's derivative financial instruments are mainly intended to mitigate inflation risks on leases indexed to the IPCA, in addition to mitigating foreign exchange risks for liabilities in foreign currency. Derivative financial instruments are not used for speculation purposes.

Management believes that the Company's internal controls for its derivatives are adequate to control risks associated with each strategy for the market. Gains/losses obtained or sustained by the Company in relation to its derivatives show that its risk management has been appropriate.

66

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
INDIVIDUAL AND CONSOLIDATED INTERIM BALANCE SHEETS
On June 30, 2025 and December 31, 2024
(In thousands of Reais)

Whilst these derivative contracts qualify for hedge accounting, the hedged item is adjusted to fair value, offsetting the result of the derivatives, pursuant to hedge accounting rules. This hedge accounting applies both to financial liabilities and probable cash flows in foreign currency.

Derivatives contracts include specific penalties for breach of contract. Breach of contract in agreements with financial institutions may cause early liquidation of the contract.

On June 30, 2025 and December 31, 2024, the Company held no embedded derivatives contracts.

31.a.1. Fair value of derivative financial instruments

The valuation method for the fair value of financial liabilities (if applicable) and derivative financial instruments is the discounted cash flow method, based on expected settlements or realization of liabilities and assets at market rates prevailing at the balance sheet date.

The fair values of the positions in Reais are calculated by projecting future inflows from transactions using B3 yield curves and discounting these flows to present value using market DI rates for swaps announced by B3.

The market values of foreign exchange derivatives were obtained using the market exchange rates in effect at the balance sheet date and projected market rates obtained from the currency's coupon-rate yield curves. The linear convention of 360 calendar days was used to determine coupon rates of positions indexed in foreign currencies, while the exponential convention of 252 business days was used to determine coupon rates for positions indexed to CDI rates.

67

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
INDIVIDUAL AND CONSOLIDATED INTERIM BALANCE SHEETS
On June 30, 2025 and December 31, 2024
(In thousands of Reais)

Consolidated derivatives financial instruments shown below are registered with B3 and classified as swaps, that do not usually require margin deposits.

			Accumulated effects from fair value
	Notional Value		Amount receivable (payable)
Description	06.30.2025	12.31.2024	06.30.2025	12.31.2024
Swap contracts
Assets position	1,160,312	899,522	112,215	104,300
Foreign Currency	826,763	594,886	190	7,782
US$(1)	588,700	493,087	—	6,526
EUR(1)	98,568	101,799	190	1,256
NDF US$(3)	139,495	—	—	—

Floating rate	286,306	259,259	2,402	2,938
CDI(1)	241,315	214,268	2,402	1,098
Euribor(4)	44,991	44,991	—	1,840

Inflation rates	47,243	45,377	109,623	93,580
IPCA(2)	47,243	45,377	109,623	93,580

Liabilities position	(1,160,312)	(899,522)	(119,316)	(98,205)
Floating rate	(779,501)	(685,254)	(115,709)	(97,353)
CDI(1)(2)	(779,501)	(685,254)	(115,709)	(97,353)

Fixed rate	(139,495)	—	(3,472)	—
NDF US$(3)	(139,495)	—	(3,472)	—

Foreign Currency	(241,316)	(214,268)	(135)	(852)
US$(1)	(209,561)	(214,268)	(6)	(852)
EUR(1)	(31,755)	—	(129)	—

	Long position		20,117	17,364
	Current		12,114	15,524
	Non-current		8,003	1,840

	Short position		(27,218)	(11,269)
	Current		(16,591)	(866)
	Non-current		(10,627)	(10,403)
	Amounts payable, net		(7,101)	6,095

(1)	Foreign currency swap (euro and CDI x euro) (R$66,814) and (US dollar and CDI x US dollar) (R$379,139) – swap transactions contracted with maturities up to August 22, 2025, with the objective of protecting against exchange rate variation risks of net amounts payable (book value of R$61 payable and R$7,434 payable, respectively).
(2)	IPCA x CDI swap (R$47,243) – swap transactions contracted with maturities in 2033 with the objective of protecting against the risk of variation of the IPCA (book value of R$6,046 receivable).
(3)	Forward operations contracted (NDF dollar x R$) (R$139,495) – forward operations contracted with maturities up to December 11, 2025, with the objective of protecting against exchange rate variation risks of service contracts (book value of R$3472 payable).
(4)	Swap Euribor x CDI (R$44,991) – swap operations contracted with maturities in 2027 with the objective of protecting against the risk of Euribor variation (book value of R$2,301 payable).

Swaps maturing after June 30, 2025, are as follows:

68

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
INDIVIDUAL AND CONSOLIDATED INTERIM BALANCE SHEETS
On June 30, 2025 and December 31, 2024
(In thousands of Reais)

	Company / Consolidated
	Maturing in
Swap contract	1 to 12 months	13 to 24 months	25 to 36 months	37 to 48 months	49 to 60 months	From 61 months	Amount receivable (payable) on 06.30.2025
IPCA x CDI	6,369	5,218	5,338	5,757	5,243	(21,878)	6,047
NDF US$ x Fixed rate	(3,472)	—	—	—	—	—	(3,472)
Foreign currency x CDI	(9,641)	—	—	—	—	—	(9,641)
CDI x Foreign Currency	2,267	—	—	—	—	—	2,267
Euribor x CDI	—	—	(2,302)	—	—	—	(2,302)
Total	(4,477)	5,218	3,036	5,757	5,243	(21,878)	(7,101)

The Company uses fair value hedge accounting for its foreign currency swaps x CDI and IPCA x CDI for hedging or financial debt, whereby both derivatives and hedged risk are recognized at fair value.

In the quarters ended June 30, 2025 and 2023, derivative financial instruments generated negative and positive consolidated net results of R$71,089 and R$25,249, respectively (Note 27).

31.a.2. Sensitivity analysis of the Company's risk variables

Publicly-held companies are required to disclose sensitivity analyses for each type of market risk considered significant by Management, arising from financial instruments, to which the entity is exposed at the closing date, including derivative financial instruments.

Each financial instrument derivative transaction was assessed, and assumptions under a probable base scenario and a further two stressed scenarios that could adversely impact the Company.

For the probable base scenario, at the maturity dates for each of the transactions, the market rates sourced from B3 yield curves (currencies and interest rates) were used plus data from the IBGE, Central Bank, FGV, among others. In the probable scenario, there is no impact on the fair value of the above-mentioned derivatives. For scenarios II and III, consistent with the CVM requirement, risk variables were stressed by 25% and 50%, respectively.

69

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
INDIVIDUAL AND CONSOLIDATED INTERIM BALANCE SHEETS
On June 30, 2025 and December 31, 2024
(In thousands of Reais)

Since the Company only holds derivatives to hedge its foreign currency assets and liabilities, other scenarios are not applicable. For these transactions, the Company reported the consolidated net exposure for each of the three scenarios on June 30, 2025:

Transaction	Risk	Probable	25% depreciation	50% depreciation
Hedge (assets position)	Derivatives (depreciation risk EUR)	66,902	83,628	100,353
Payables in EUR	Debt (appreciation risk EUR)	(70,614)	(88,268)	(105,921)
Receivables in EUR	Debt (depreciation risk EUR)	4,762	5,952	7,143
	Net Exposure	1,050	1,312	1,575

Hedge (assets position)	Derivatives (depreciation risk US$)	373,038	466,297	559,556
Payables in US$	Debt (appreciation risk US$)	(444,773)	(555,966)	(667,159)
Receivables in US$	Debt (depreciation risk US$)	71,764	89,705	107,646
	Net Exposure	29	36	43

Hedge (assets position)	Derivatives (risk of decrease in IPCA)	41,577	51,971	62,366
Debt in IPCA	Debt (risk of increase in IPCA)	(41,577)	(51,971)	(62,366)
	Net Exposure	—	—	—

Hedge (assets position)	Derivatives (depreciation risk Euribor)	2,301	2,877	4,315
OPex em US$	OPex (risk of increase in Euribor)	(2,301)	(2,877)	(4,315)
	Net Exposure	—	—	—

Hedge (CDI position)
Hedge US$ and EUR (liabilities position)	Derivatives (risk of decrease in CDI)	135	135	135
Hedge IPCA (liabilities position)	Derivatives (risk of increase in CDI)	(35,531)	(44,413)	(53,296)
	Net Exposure	(35,396)	(44,278)	(53,161)

Total net exposure in each scenario		(34,317)	(42,930)	(51,543)

Net effect on changes in current fair value		—	(8,613)	(17,226)

The fair values shown in the table above are based on the portfolio position on June 30, 2025, but do not contemplate other changes to market variables which are constantly monitored by the Company. The use of different assumptions could significantly affect the estimates.

For the calculation of the net exposure for the sensitivity analysis, all derivatives were considered at market value and hedged items designated for hedges for accounting purposes were also considered at fair value.

70

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
INDIVIDUAL AND CONSOLIDATED INTERIM BALANCE SHEETS
On June 30, 2025 and December 31, 2024
(In thousands of Reais)

The assumptions used by the Company for the sensitivity analysis on June 30, 2025, were as follows:

Risk Variable	Probable	25% depreciation	50% depreciation
US$	5.46	6.82	8.19
EUR	6.40	8.00	9.60
IPCA	5.80%	7.31%	8.83%
IGPM	4.39%	5.52%	6.66%
CDI	14.90%	13.48%	16.39%
Euribor	1.95%	2.45%	2.94%

31.b. Fair value

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date. Fair value measurement is based on the assumption that the transaction to sell the asset or transfer the liability will take place (i) in the principal market for the asset or liability; and (ii) in the absence of a principal market, in the most advantageous market for that asset or liability. The Company and or its subsidiaries must have access to the principal (or most advantageous) market.

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing an asset or liability, assuming that market participants act in their best economic interests.

Fair value measurement of a non-financial asset takes into consideration the capacity of a market participant to generate economic benefits through the best use of the asset or selling it to another market participant that would also make the best use of the asset.

The Company and its subsidiaries use suitable valuation techniques for their circumstances and for which there is sufficient data to measure the fair value, which maximizes the use of relevant observable inputs and minimizes the use of unobservable inputs.

The fair values of all assets and liabilities are classified within the fair value hierarchy described below, based on the lowest level of information that is significant to the fair value measurement as a whole: (i) Level 1: quoted market prices (unadjusted) in active markets for identical assets or liabilities; (ii) Level 2: valuation techniques for which there is a significantly lower level of information to measure the fair value directly or indirectly observable; and (iii) Level 3: valuation techniques for which the lowest and significant level of information to measure the fair value is not available.

For assets and liabilities recognized in the financial statements on a recurring basis, the Company and its subsidiaries determine whether transfers have occurred between levels of the hierarchy, reassessing the categorization (based on information at the lowest and most significant level for measuring the fair value as a whole) to each year end.

The Company and its subsidiaries assessed their financial assets and liabilities in relation to market values using available information and appropriate valuation methodologies. Both the interpretation of market data and the selection of valuation methods require considerable judgment and reasonable estimates to produce the most adequate realization value. As a result, the estimates shown do not necessarily indicate amounts that could be realized in the current market. The use of different assumptions for the market and/or methodologies may have a material effect on estimated realization values.

In the period/year ended June 30, 2025 and December 31, 2024, there were no transfers of fair value assessments between the aforementioned levels.

71

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
INDIVIDUAL AND CONSOLIDATED INTERIM BALANCE SHEETS
On June 30, 2025 and December 31, 2024
(In thousands of Reais)

			Company
			Book value		Fair value
	Classification by category	Fair value hierarchy	06.30.2025	12.31.2024	06.30.2025	12.31.2024
Financial Assets
Current
Cash and cash equivalents (Note 3.)	1		9,010,933	6,266,376	9,010,933	6,266,376
Trade accounts receivable (Note 5)	1		8,789,342	8,988,019	8,789,342	8,988,019
Derivative transactions (Note 31.a)	2	Level 2	11,823	15,524	11,823	15,524
Sale of real estate and other receivables (Note 11)	1		190,696	134,963	190,696	134,963
Loan agreement with subsidiary CloudCo Brasil (Note 11)	1		1,719	1,416	1,719	1,416
Related-party receivables (Note 11)	1		119,661	93,395	119,661	93,395

Non-current
Financial investments (Note 4)	1		35,300	42,408	35,300	42,408
Trade accounts receivable (Note 5)	1		177,147	335,066	177,147	335,066
Derivative transactions (Note 31.a)	3	Level 2	6,147	—	6,147	—
Sale of real estate and other receivables (Note 11)	1		108,473	120,354	108,473	120,354
Loan agreement with subsidiary CloudCo Brasil (Note 11)	1		45,009	45,009	45,009	45,009
Related-party receivables (Note 11)	1		62,662	42,689	62,662	42,689
Total financial assets			18,558,912	16,085,219	18,558,912	16,085,219

Financial Liabilities
Current
Trade accounts payable, net (Note 16)	1		9,118,721	8,933,045	9,118,721	8,933,045
Loans and financing (Note 20.a)	1		336,177	193,374	336,177	193,374
Leases (Note 20.a)	2	Level 2	4,634,743	4,520,740	4,634,743	4,520,740
Debentures (Note 20.a)	1		1,731,724	1,695,214	1,731,724	1,695,214
Return of capital to to shareholders	1		2,014,599	38,721	2,014,599	38,721
Reverse split and split of shares (Note 23.a)	1		825,663	—	825,663	—
Derivative transactions (Note 31.a)	2	Level 2	14,785	866	14,785	866
Derivative transactions (Note 31.a)	3	Level 2	1,532	—	1,532	—
Liabilities with ANATEL (Note 22)	1		73,318	146,844	73,318	146,844
Amounts to be refunded to customers (Note 22)	1		126,601	124,398	126,601	124,398
Liabilities with related parties (Note 22)	1		123,332	133,741	123,332	133,741

Non-current
Loans and financing (Note 20.a)	1		1,279,849	1,255,958	1,279,849	1,255,958
Leases (Note 20.a)	2	Level 2	9,921,379	10,728,102	9,921,379	10,728,102
Debentures (Note 20.a)	1		2,000,000	2,000,000	2,000,000	2,000,000
Derivative transactions (Note 31.a)	2	Level 2	6,470	10,403	6,470	10,403
Liabilities with ANATEL (Note 22)	1		896,704	892,648	896,704	892,648
Liabilities with related parties (Note 22)	1		811	853	811	853
Total financial liabilities			33,106,408	30,674,907	33,106,408	30,674,907

72

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
INDIVIDUAL AND CONSOLIDATED INTERIM BALANCE SHEETS
On June 30, 2025 and December 31, 2024
(In thousands of Reais)

			Consolidated
			Book value		Fair value
	Classification by category	Fair value hierarchy	06.30.2025	12.31.2024	06.30.2025	12.31.2024
Financial Assets
Current
Cash and cash equivalents (Note 3)	1		9,454,104	6,691,098	9,454,104	6,691,098
Trade accounts receivable (Note 5)	1		9,306,170	9,471,592	9,306,170	9,471,592
Derivative transactions (Note 31.a)	2	Level 2	12,114	15,524	12,114	15,524
Sale of real estate and other receivables (Note 11)	1		190,696	134,963	190,696	134,963
Related-party receivables (Note 11)	1		80,483	72,641	80,483	72,641

Non-current
Financial investments (Note 4)	1		35,674	42,619	35,674	42,619
Trade accounts receivable (Note 5)	1		218,185	370,149	218,185	370,149
Derivative transactions (Note 31.a)	2	Level 2	8,003	1,840	8,003	1,840
Sale of real estate and other receivables (Note 11)	1		108,473	120,354	108,473	120,354
Related-party receivables (Note 11)	1		62,736	42,759	62,736	42,759
Total financial assets			19,476,638	16,963,539	19,476,638	16,963,539

Financial Liabilities
Current
Trade accounts payable, net (Note 16)	1		9,419,805	9,230,624	9,419,805	9,230,624
Loans and financing (Note 20.a)	1		426,767	232,118	426,767	232,118
Leases (Note 20.a)	2	Level 2	4,634,773	4,520,626	4,634,773	4,520,626
Debentures (Note 20.a)	1		1,731,724	1,695,214	1,731,724	1,695,214
Return of capital to to shareholders	1		2,014,599	38,721	2,014,599	38,721
Reverse split and split of shares (Note 23.a)	1		825,663	—	825,663	—
Derivative transactions (Note 31.a)	2	Level 2	15,059	866	15,059	866
Derivative transactions (Note 31.a)	3	Level 2	1,532	—	1,532	—
Liabilities with ANATEL (Note 22)	1		73,318	146,844	73,318	146,844
Amounts to be refunded to customers (Note 22)	1		132,813	126,867	132,813	126,867
Liabilities with related parties (Note 22)	1		116,239	133,290	116,239	133,290

Non-current
Loans and financing (Note 20.a)	1		1,604,796	1,572,592	1,604,796	1,572,592
Leases (Note 20.a)	2	Level 2	9,917,630	10,725,980	9,917,630	10,725,980
Debentures (Note 20.a)	1		2,000,000	2,000,000	2,000,000	2,000,000
Derivative transactions (Note 31.a)	2	Level 2	10,627	10,403	10,627	10,403
Liabilities with ANATEL (Note 22)	1		896,704	892,648	896,704	892,648
Liabilities with related parties (Note 22)	1		600	638	600	638
Total financial liabilities			33,822,649	31,327,431	33,822,649	31,327,431

Classification by category

(1)	Amortized cost
(2)	Measured at fair value through profit or loss
(3)	Measured at fair value through OCI

73

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
INDIVIDUAL AND CONSOLIDATED INTERIM BALANCE SHEETS
On June 30, 2025 and December 31, 2024
(In thousands of Reais)

31.c. Capital management

The purpose of the Company's capital management is to ensure maintenance of a high credit rating and an optimal capital ratio to support the Company's business and maximize shareholder value.

The Company manages its capital structure by making adjustments and adapting to current economic conditions. In seeking such equilibrium, the Company may pay dividends, obtain new loans, issue debentures and contract derivatives. For the period ended June 30, 2025, there were no changes in capital structure objectives, policies or processes.

The Company includes in the net debt structure the balances of loans, financing, debentures, leases and other creditors and derivative financial instruments, less cash and equivalents cash and accounts receivable from credit rights (FIDC Vivo Money).

31.d. Risk management policy

The Company and its subsidiaries are exposed to several market risks as a result of its commercial operations, debts contracted to finance its activities and debt-related financial instruments.

31.d.1. Currency Risk

The Company is exposed to the foreign exchange risk for financial assets and liabilities denominated in foreign currencies, which may reduce receivables or increase payables depending on the exchange rate in the period.

Hedging transactions were executed to minimize the risks associated with exchange rate changes on financial assets and liabilities in foreign currencies. This balance is subject to daily changes due to the dynamics of the business. However, the Company seeks to provide cover for the net balance of these assets and obligations (US$68,353 thousand and €10,292 thousand paid by June 30, 2025, and US$40,295 thousand, €15,988 thousand and £71 thousand paid by December 31, 2024) to mitigate its foreign exchange risks.

31.d.2. Interest and Inflation Risk

This risk may arise from an unfavorable change in the domestic interest rate, which may adversely affect financial expenses from the portion of debentures linked to the CDI rate and liability positions in derivatives (currency hedge and IPCA) pegged to floating interest rates (CDI).

To reduce exposure to the floating interest rate (CDI), the Company and its subsidiaries invested cash equivalents of R$9,400,098 and R$6,542,862 on June 30, 2025, and December 31, 2024, respectively, mostly in short-term CDI-based financial investments (CDBs). The carrying amounts of these instruments approximate their fair values, as they may be redeemed in the short term.

31.d.3. Liquidity Risk

Liquidity risk arises from the possibility that the Company may not having sufficient funds to meet its commitments due to the different timing and settlement terms of its rights and obligations.

The Company structures the maturities of financial instruments to manage their liquidity.

The Company's cash flow and liquidity are managed on a daily basis by the operating departments to ensure that cash flows and contracted funding, when necessary, are sufficient to meet scheduled commitments in to mitigate liquidity risk.

The maturity profile of consolidated financial liabilities includes future principal and interest amounts up to the maturity date. For fixed rate liabilities, interest was calculated based on the indices established in each contract. For floating rate liabilities, interest was calculated based on the market forecast for each period.

74

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
INDIVIDUAL AND CONSOLIDATED INTERIM BALANCE SHEETS
On June 30, 2025 and December 31, 2024
(In thousands of Reais)

In order to minimize liquidity risk and ensure compliance with obligations, the Company's cash investment policy prioritizes instruments indexed to the CDI (floating rate), with daily liquidity and counterparties whose credit rating and/or balance scorecard indicate low credit risk. In addition, the investment policy establishes diversification limits for counterparties, fortifying the Company's ability to honor its payment commitments.

31.d.4. Credit Risk

Credit risk arises from the possibility that the Company may incur losses resulting from difficulties in receiving invoiced amounts for the provision of services and sale of devices and equipment to its B2C and B2B customers and distributor network.

The credit risk from accounts receivable is diversified and risk minimized by diligent control over the customer base and constant risk analysis. The Company monitors the level of accounts receivable and limits the risk of unpaid bills on an ongoing basis, negating access to its services if the invoice is overdue. For prepaid mobile customers there is no credit risk.

The credit risk from the sale of devices is managed by a conservative policy in granting credit, through modern management methods, which involve the application of credit scoring techniques, analysis of financial statements and information and consultation of commercial databases, in addition to the request for guarantees.

The Company and its subsidiaries are also subject to credit risk arising from their financial investments, letters of guarantee received as collateral for certain transactions and amounts receivable from derivative financial instruments. The Company and its subsidiaries control the credit limit granted to each counterparty and diversify this exposure among top-tier financial institutions, in accordance with the current counterparty credit policy.

31.d.5. Insurance Coverage

The policy of the Company and its subsidiaries, as well as the Telefónica Group, is to contract insurance coverage for all significant high-risk assets and liabilities based on Management's judgment and following Telefónica corporate program guidelines.

On June 30, 2025, the maximum limits of claims (established pursuant to the agreements of each entity consolidated by the Company) for significant assets, liabilities or interests covered by insurance and their respective total R$900,000 for operational risks (including business interruption) and R$75,000 for general civil liability.

Management considers the insurance coverage to be sufficient to cover any potential claims.

75

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
INDIVIDUAL AND CONSOLIDATED INTERIM BALANCE SHEETS
On June 30, 2025 and December 31, 2024
(In thousands of Reais)

32. SUPPLEMENTAL CASH FLOW INFORMATION

The consolidated cash flow financing activities for the six months ended June 30, 2025, and 2024.

	Consolidated
		Cash flows from financing activities		Cash flows from operating activities	Financing activities not involving cash and cash equivalents
	Balance on December 31, 2024	Entries	Write-offs (payments)	Write-offs (payments)	Financial charges, foreign exchange variation	Additions (cancellations) of contracts	Business combination	Interim and unclaimed dividends and interest on equity	Balance on June 30, 2025
Interim dividends and interest on equity	2,237,090	—	(1,869,081)	—	—	—	—	1,129,182	1,497,191
Financing - Other creditors	117,143	20,000	(80,452)	(15,841)	17,556	169,593	—	—	227,999
Leases	15,246,606	—	(1,721,960)	(773,924)	835,779	965,902	—	—	14,552,403
Debentures	3,695,214	—	—	(210,154)	246,664	—	—	—	3,731,724
Financing - Liabilities for the acquisition of a company	233,349	—	(26,058)	(3,240)	9,781	—	58,000	—	271,832
Financing - 5G Licenses	1,004,970	—	—	—	45,247	—	—	—	1,050,217
Financing - Tax Refinancing and Amnesty Program	444,362	—	(67,065)	(12,805)	23,470	87,643	—	—	475,605
Financing - Financial institutions	4,886	—	(10,897)	(392)	392	—	11,921	—	5,910
Derivative financial instruments	(6,095)		(60,214)	(596)	74,006	—	—	—	7,101
Total	22,977,525	20,000	(3,835,727)	(1,016,952)	1,252,895	1,223,138	69,921	1,129,182	21,819,982

	Consolidated
		Cash flows from financing activities	Cash flows from financing activities	Cash flows from operating activities	Financing activities not involving cash and cash equivalents
	Balance on December 31, 2023	Entries	Write-offs (payments)	Write-offs (payments)	Financial charges, foreign exchange variation	Additions (cancellations) of contracts	Interim and unclaimed dividends and interest on equity	Balance on June 30, 2024
Interim dividends and interest on equity	2,247,884	—	(1,821,356)	—	—	—	729,864	1,156,392
Loans and financing / Other creditors	30,025	38,000	—	(3,680)	3,680	—	—	68,025
Leases	13,596,039	—	(1,240,500)	(720,248)	793,630	1,210,743	—	13,639,664
Debentures	3,721,589	—	—	(237,925)	207,123	—	—	3,690,787
Financing - Liabilities for the acquisition of a company	88,888	—	(22,927)	(3,861)	3,561	(280)	—	65,381
Financing - 5G Licenses	1,300,686	—	(285,250)	(2,243)	48,206	—	—	1,061,399
Financing - Tax Refinancing and Amnesty Program	—	—	(21,966)	(263)	5,899	371,052	—	354,722
Derivative financial instruments	9,415	—	12,537	3,462	(29,544)	—	—	(4,130)
Total	20,994,526	38,000	(3,379,462)	(964,758)	1,032,555	1,581,515	729,864	20,032,240

33. CONTRACTUAL COMMITMENTS AND GUARANTEES

33.a. Contractual commitments

The Company has off-book contractual commitments arising from the purchase of goods and services, which mature on several dates, settled via monthly payments.

At June 30, 2025, the future nominal values over the entire contract periods were:

76

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
INDIVIDUAL AND CONSOLIDATED INTERIM BALANCE SHEETS
On June 30, 2025 and December 31, 2024
(In thousands of Reais)

Periods	Consolidated
1 to 12 months	867,135
13 to 24 months	690,509
25 to 36 months	511,757
37 to 48 months	373,442
49 to 60 months	282,910
From 61 months	221,105
Total(1)	2,946,858

(1)	Includes R$461,800, referring to contracts for the provision of security services with Telefónica Cybersecurity Tech, S.L.U. (“CyberCo”) and its subsidiaries, companies of the Telefónica Group.

33.b. Guarantees

On June 30, 2025, the Company had guarantees for several commitments with ANATEL, suppliers and legal proceedings:

Consolidated
Insurance of guarantee(1)	31,914,675
Letters of guarantee(2)	10,367,690
Judicial deposits and garnishments (Note 10)	3,004,762
Property and equipment (Note 13.d)	11,517
Blocked financial investments – Legal proceedings (Note 4)	35,674
Total	45,334,318

(1)	Refer to amounts of insurance contracted to enable the continuity of the discussion of lawsuits (Note 19).
(2)	In the quarter ended March 31, 2025, R$4 billion was contracted in relation to the Self-Composition Agreement process for Adapting STFC Concession Contracts, Note 1.b).

34. OTHER MATTERS

34.a. Environmental Risks

The Company's operations and properties are subject to various environmental laws and regulations that govern environmental licenses and registrations, protection of fauna and flora, atmospheric emissions, waste management and remediation of contaminated areas, among others. If the Company or its business partners are unable to comply with current and future legal requirements, or identify and manage new or existing environmental liabilities, it will may incur significant costs, which include investigation and remediation costs, indemnities, compensation, adjustment of conduct, fines, suspension of activities and other penalties, investments to improve facilities or change operations, in addition to damage to the Company's reputation in the market.

The identification of new relevant environmental issues, changes in assessment criteria by regulatory agencies, more restrictive laws and regulations or other unforeseen events may result in significant environmental liabilities and their respective costs. The occurrence of any of these factors could have a material adverse effect on the Company's business, results of operations and financial condition. Pursuant to article 75 of Law No. 9,605/1998, the maximum fine for non-compliance with the environmental law is R$50,000 plus losses related to embargoes or administrative sanctions, in addition to indemnities and repairs for damages caused to the environment.

Climate change poses a number of potential systemic risks (environmental, financial and socioeconomic) to telecommunications operators from both a regulatory and physical perspective. Increased intensity and frequency of extreme events, such as precipitation, cyclones, floods, fires and heat waves, may damage, suspend or interrupt the Company’s transmission operations for an indefinite period. Should a succession of extreme weather events occur, the Company may not have sufficient resources to repair its infrastructure in a timely and cost-effective manner.

77

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
INDIVIDUAL AND CONSOLIDATED INTERIM BALANCE SHEETS
On June 30, 2025 and December 31, 2024
(In thousands of Reais)

In a quantitative analysis, it is noted that the increase in temperature directly affects the operating conditions of the Company's network equipment, which can cause failures, accelerated wear and loss of assets and, therefore, increase the probability of service interruptions, generating reputational and financial risks. For this reason, cooling the equipment is essential to ensure the proper operation of the Company. In more serious cases, the risk of fires can also increase. As a result, global warming can increase demands for cooling and energy use, increasing our operating costs.

The telecommunications sector is not particularly dependent on fossil fuels, but it is dependent on electricity consumption for its networks, so variations in electricity prices are sensitive to the sector and can have a significant impact on the Company's operating expenses related to energy. The estimated economic impact of this risk classifies it as substantive, on the horizon of 2030.

To manage climate risks, the Company performs diagnostics on physical and transition risks, promotes energy efficiency programs and renewable energy and distributed energy generation plans, in addition to having a dedicated business continuity area, guided by the Global Business Continuity Regulation (“GBC”), which prescribes preventive risk management, ensuring the resilience of its operations before any possible interruption.

34.b. Compliance

The Company is subject to compliance with Brazilian legislation related to combating corruption, in particular Law No. 12,846/2013 and Decree No. 11,129/2022, as well as foreign legislation in the jurisdictions in which it operates as a securities issuer and securities, more specifically the US Foreign Corrupt Practice Act (FCPA) of 1977.

Violations of legislation aimed at combating corruption may result in financial penalties, damage to reputation and other legal consequences that may negatively affect the Company's activities, the results of its operations or its financial condition.

The Company has internal policies and procedures designed to prevent, detect and remedy non-compliance with these laws by the Company's directors, officers, partners, executives, representatives and service providers and develops and implements initiatives to ensure continuous improvement of its Compliance Program, through a robust organizational and governance structure that guarantees operations based on ethics, transparency and respect for applicable laws and regulations.

As a result of its commitment to maintaining a robust Compliance Program, since 2020 the Company has obtained the DSC 10,000 certification annually, currently valid until December 12, 2025. In 2024, the Company was also recognized at the first edition of the Leaders League Compliance Summit & Awards Brazil for having the best Compliance department in Telecom and Technology and, in 2023, it was recognized as a Pro-Ética company, an initiative of the Comptroller General of the Union (“CGU”) and the Ethos Institute to encourage the voluntary adoption of integrity measures by companies and, thus, recognize those that are committed to implementing actions aimed at preventing, detecting and remediating acts of corruption and fraud.

35. SUBSEQUENT EVENTS

35.a. Incorporation of IoTCo Brasil by CloudCo Brasil

On July 1, 2025, the Company informed its shareholders and the market in general that the EGM on date approved, the merger of IoTCo Brasil and its subsequent extinction, into CloudCo Brasil, both companies controlled by the Company. The CloudCo Brasil shareholders' agreement was amended accordingly.

78

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
INDIVIDUAL AND CONSOLIDATED INTERIM BALANCE SHEETS
On June 30, 2025 and December 31, 2024
(In thousands of Reais)

The merger was completed on July 1, 2025, based on the book value of IoTCo Brasil's net assets. It consists of a corporate and operational reorganization aimed at promoting administrative and economic benefits by simplifying operational structures, reducing costs incurred by IoTCo Brasil and CloudCo Brasil's operations and activities, and leveraging internal synergies. The Company continues to hold 50.01% of CloudCo Brasil's share capital after the merger.

CloudCo Brasil succeeded IoTCo Brasil with respect to all of its assets, liabilities, rights and obligations.

35.b. Acquisition of corporate control of Fibrasil Infraestrutura e Fibra Ótica S.A. ("FiBrasil")

On July 10, 2025, the Company, in compliance with CVM Resolution 44, of August 23, 2021, informed its shareholders and the market in general that it entered into, on the same date, a Share Purchase Agreement (“SPA”), with Caisse de dépot et placement du Québec (“La Caisse”, formerly “CDPQ”) and Fibre Brasil Participações S.A. (“Fibre Brasil” and, together with La Caisse, “La Caisse Group”), which regulates the terms and conditions for the acquisition, by the Company, of all shares issued by FiBrasil held by La Caisse Group, representing 50% of FiBrasil’s total share capital, as well as subscription bonuses issued by FiBrasil (“Transaction”). If the Transaction is completed, the Company will hold shares representing 75.01% of FiBrasil's total share capital, with Telefónica Infra S.L. Unipersonal retaining a 24.99% interest. The signing of the SPA, as well as the terms and conditions of the Transaction, were approved by the Company's Board of Directors.

FiBrasil operates in the neutral and independent wholesale fiber optic network sector in the Brazilian market, and by the end of 2024, it was present in 151 cities, serving 4.6 million homes. The Company will continue to expand its presence in the fiber market, focusing on improving the customer experience while contributing to the country's digitalization.

The purchase price for the Transaction will be R$850,000 (the "Purchase Price"), to be paid in a single installment by the Company to the La Caisse Group on the closing date of the Transaction. If the Transaction closes more than 90 days after the SPA signing date, the CDI (Interbank Deposit Certificate) rate will be applied pro rata daily.

The Transaction is subject to the satisfaction of certain conditions precedent customary for this type of transaction, including prior approval by CADE and ANATEL. Furthermore, if applicable, the Company will submit ratification of the Transaction to the General Shareholders' Meeting, pursuant to Article 256 of Law No. 6,404 of December 15, 1976, in which case additional information will be disclosed in due course.

35.c. Payment of principal and semiannual interest – 7th Debenture Issue

On July 12, 2025, the Company fully settled the principal amount of the 1st series of the 7th issuance of simple, non-convertible, unsecured debentures in the amount of R$1,500,000. On the same date, the semi-annual interest on the 1st and 2nd series of this same issuance was also settled, in the amounts of R$107,916 and R$146,285, respectively.

35.d. Declaration of Interest on Equity

At a meeting held on July 14, 2025, the Company's Board of Directors approved the declaration of interest on equity ("JSCP"), in accordance with Article 26 of the Company's Bylaws, Article 9 of Law No. 9,249/1995, and CVM Resolution No. 143/2022, in the gross amount of R$330,000, equivalent to R$0.10227653775 per common share, corresponding to a net amount of income tax withheld at source of R$280,500, equivalent to R$0.08693505709 per common share, determined based on the balance sheet as of June 30, 2025.

As provided for in Article 26 of the Company's Articles of Association, such interest will be attributed to the mandatory dividend for the fiscal year ending December 31, 2025. ad referendum of the Annual General Shareholders' Meeting to be held in 2026.

These dividends will be paid by April 30, 2026, on a date to be determined by the Company's Board of Directors, and will be credited individually to each shareholder, based on the shareholding position recorded in the Company's records at the end of July 25, 2025.

79

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
INDIVIDUAL AND CONSOLIDATED INTERIM BALANCE SHEETS
On June 30, 2025 and December 31, 2024
(In thousands of Reais)

The IOE values per share may be subject to adjustments considering the Company's shareholder base to be verified on July 25, 2025, due to any share acquisitions under the Company's current Share Buyback Program.

35.e. Cancellation of common shares held in the Company's treasury

At a meeting held on July 24, 2025, the Company's Board of Directors approved the cancellation of 34,740,770 common, book-entry shares with no par value issued by the Company held in treasury, equivalent to 1.07% of the share capital, without reducing its value, which were acquired under the Company's Share Buyback Program. As a result of the approved cancellation of the shares, the Company's share capital is now divided into 3,226,546,622 common, book-entry shares with no par value.

80

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	August 11, 2025	By:	/s/ João Pedro Carneiro
			Name:	João Pedro Carneiro
			Title:	Investor Relations Director